Form 20-F
period 1998-12-31
GALILEO TECHNOLOGY LTD
filed 1999-04-20
CIK 1041840

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                   FORM 20-F

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1998

                         Commission file number

                            Galileo Technology Ltd.
     ---------------------------------------------------------------
    (Exact name of Registrant as specified in its charter and translation of
                        Registrant's name into English)

                                     Israel
     ---------------------------------------------------------------
                (Jurisdiction of incorporation or organization)

                    Moshav Manof, D.N. Misgav 20184, Israel
     ---------------------------------------------------------------
                    (Address of principal executive offices)

   Securities registered or to be registered pursuant to Section 12(b) of the Act.

          Title of each class         Name of each exchange on which registered
        ----------------------       -------------------------------------------
                  N/A                                  None


   Securities registered or to be registered pursuant to Sections 12(g) of the Act.

         Ordinary Shares, par value 0.01 New Israeli Shekels per share
     ---------------------------------------------------------------
                                (Title of Class)

   Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
     ---------------------------------------------------------------

   Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

     Ordinary Shares, par value 0.01 New Israeli           20,476,559
                  Shekels per share

   Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                 Yes [X] No [_]

   Indicate by check mark which financial statement item the registrant has elected to follow.

                            Item 17 [_] Item 18 [X]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PART I

Item 1. Description of Business.

Overview

   Galileo Technology Ltd. ("Galileo" or the "Company") defines, develops and markets advanced digital semiconductor devices that perform critical functions for network systems, including LANs, WANs, and the Internet. Time-to-market pressures, bandwidth constraints and the need for improved network management capabilities have forced network system vendors increasingly to transition from internally-developed solutions to third-party semiconductor devices that are highly-integrated, scalable, programmable and flexible and meet the demands of more technologically sophisticated networks. Galileo's highly integrated "datacom systems on silicon" simplify the designs, reduce development risks and costs, and substantially improve time-to-market for manufacturers of data communications equipment. The Company's product lines--system controllers, switched Ethernet controllers, and communications controllers--provide three of the key technologies needed in communications systems. Galileo Technology Ltd. is an international company with its headquarters in Moshav Manof, Israel and its business headquarters, Galileo Technology, Inc. ("GTI"), in San Jose, California.

   Galileo is a pioneer in the development of "datacom systems on silicon," providing network system vendors with high-quality, cost-effective semiconductor devices that perform critical functions in their systems. Galileo's semiconductor devices are highly integrated, scalable, programmable and flexible, provide high-performance features and comply with established network standards. Accordingly, by utilizing Galileo's semiconductor devices, network system vendors can develop their products more rapidly than when they use their own semiconductor devices, thereby reducing their time-to-market and development risk and costs. Galileo's customers can also use the Company's semiconductor devices to develop a wide range of end-to-end network systems capable of spanning the price/performance spectrum, from entry-level sub $300 network systems to backbone network systems costing hundreds of thousands of dollars.

   Galileo has developed three product families for communication system vendors that address the important subsystems in communication systems--the CPU subsystem, the LAN subsystem and the WAN subsystem.

   The Company sells its highly integrated system controllers, which are designed to operate with the leading embedded RISC microprocessors, to customers such as Cisco Systems, Inc. ("Cisco").

   Galileo is considered to be an industry leader in merchant switched Ethernet controllers, providing its customers with high-performance system solutions targeted at a wide range of cost/performance combinations. Galileo introduced the first merchant single chip Ethernet (10Mbps) switch controller in 1996. This was followed with the industry's first merchant Fast Ethernet (100Mbps) switch controller later in 1996. In 1998, Galileo introduced the first merchant solution for Gigabit Ethernet (1000Mbps) switches building on its second generation switch architecture GalNet(TM)-II. Galileo's switched Ethernet LAN controllers can be used individually or can be cascaded using the Company's proprietary GalNet protocol to produce scalable, flexible switching systems. Switched Ethernet LAN controller customers include Cisco, Hewlett-Packard Company ("Hewlett-Packard"), Intel Corporation ("Intel"), Lucent Technologies Inc. ("Lucent"), and Northern Telecom Inc. ("Nortel").

   The Company also introduced in 1997 a remote access WAN controller co-defined with Intel to address the growing market for remote access devices. This product was augmented in 1998 to provide customers with additional CPU choices including MIPS, PowerPC, and Motorola's Coldfire, in addition to Intel's i960 and i486. This product is the foundation of the communications controller product line.

   Galileo's products are supported by evaluation boards and reference designs to accelerate its customers' development activities and time to market. Many of Galileo's products are based on industry standard building blocks such as the PCI bus to facilitate the Company's penetration of the data communications market by making it easier for network system vendors to integrate Galileo's products into their systems. Galileo has developed close working relationships with several leading network system vendors, enabling the Company to define products meeting customer requirements and to achieve design wins in their new networking systems at the time of initial product definition.

Business Strategy

   Galileo's objective is to continue to develop "datacom systems on silicon" that enable network system vendors to get to market quickly with high performance, cost-effective and scalable systems. Key elements of Galileo's strategy to continue to achieve this objective include the following:

 Focus on the High-Growth, Rapidly Evolving LAN and WAN Markets.

   Galileo's strategy is to focus on the high-growth data communications LAN and WAN markets. Within these markets, the Company aims to deliver high-performance, feature-rich products to market segments that have achieved significant size and where the Company's products can be widely utilized. The data communications market is characterized by rapid growth, intense time-to-market pressures and increasingly stringent performance requirements. The Company has focused on addressing the increasing demands of traditional network system vendors and new market entrants for high-performance, cost-effective network subsystem components. Galileo's three product families are aimed at providing solutions to the technically demanding problems of these network system vendors. Galileo's strategy is to continue to focus on highly differentiated products addressing existing demand, to expand the use of Galileo devices in a given network system by leveraging its established technology and systems expertise for new product development, and to target additional products across a customer's product line by taking advantage of its incumbent position as a supplier of valuable system building blocks.

 Provide System-Level Solutions to Optimize Performance.

   Galileo defines and develops highly-differentiated "datacom systems on silicon" with a system perspective, combining the Company's strengths in system architecture and semiconductor design. The Company believes that this strategy distinguishes it from many competitors that design from a narrower component perspective. By designing products with consideration of the operating environment around them and the various hardware and software system issues that customers face, Galileo provides comprehensive system solutions that optimize the performance of network systems. Because Galileo's products are designed with a system perspective and are highly integrated and flexible, network system vendors can easily incorporate the Company's semiconductor devices into their systems, reduce their time-to-market and decrease their development risk and costs.

 Provide Flexible Semiconductor Devices that Enable Customers to Manufacture Systems Across the Price/Performance Spectrum.

   Galileo utilizes a modular approach as the foundation of its system level architecture, resulting in highly programmable products that can be easily and flexibly configured by network system vendors. Accordingly, customers can cost-effectively and quickly produce a suite of products with a range of price/performance characteristics. For example, Galileo's proprietary GalNet protocol enables its customers to cascade the Company's switched Ethernet LAN controllers to produce a scalable product, depending upon their system requirements and target market. In 1998, this protocol was extended to the Company's GalNet-II switched Ethernet controllers, thereby preserving customer's investments in management software.

   The Company also believes that its modular approach provides significant research and development leverage; for example, technology developed for a WAN controller may become a critical building block in a subsequent LAN product. Galileo believes that, with the advent of semiconductor device geometries in the 0.25 and 0.18 micron ranges, a rich function library will be necessary to compete effectively given increasing levels of integration. Building a modular, reusable library, which can facilitate the creation of derivative or related new products, is a key component in Galileo's strategy of providing modular, scalable, programmable semiconductor devices to customers for maximum flexibility and rapid time to market.

 Strengthen and Expand Customer Relationships.

   Galileo maintains a customer-oriented approach that stresses relationships with leading network OEMs and emphasizes strong customer input in the product definition process. Galileo has developed close working relationships with several leading network system vendors, enabling the Company to achieve design wins in new systems at the time of initial product definition. Beyond the design stage, Galileo's field application engineering group offers full service technical support and training. By working with customers throughout the entire product life-cycle, Galileo is able to gain insights into its customers' future plans and needs, identify emerging industry trends and consequently deliver high-performance, cost-effective products with wide market appeal. The Company has close working relationships with various network system vendors, including Cisco, Hewlett-Packard, Lucent, and Nortel.

 Maintain Technological Leadership.

   Galileo has assembled a team of engineers with considerable expertise in system architecture, product definition, semiconductor design, communications and network engineering. This engineering team is a pioneer in the development of "datacom systems on silicon" and developed the industry's first merchant single chip Ethernet switch. The Company intends to continue as a leading provider of silicon components to the data communications market by leveraging its engineering resources and proprietary technology to develop additional highly-differentiated products.

Customers and Products

   Galileo sells its products to data communications OEMs around the world. A number of the leading manufacturers of data communications equipment have designed equipment that includes the Company's products. The Company's data communications customers include:

   Accton Technology Corp.  D-Link Systems Inc.      Lucent Technologies Inc.
   Cisco Systems Inc.       Hewlett-Packard Company  Nbase Switch Communications
   Delta Networks Inc.      Intel Corporation        Northern Telecom Inc.

   During 1998, sales to Cisco accounted for 26% of the Company's total net sales. During 1997, sales to Nbase, Cisco and D-Link accounted for 17%, 12% and 10% of the Company's total net sales, respectively. The Company currently has purchase agreements with a few of its largest customers. However, none of the Company's customer purchase agreements contains minimum purchase requirements. Customers purchase the Company's products pursuant to short-term purchase orders that may be canceled without charge if notice is given within an agreed-upon period. The Company entered into agreements with certain of its early, large customers with respect to specific products that granted such customers preferential terms on which they may purchase such products. The Company's future success depends in significant part upon the decision of the Company's current and prospective customers to continue to purchase products from the Company. There is increasing consolidation within the Company's customer base. Accordingly, there can be no assurance that the Company's current customers will continue to place orders with the Company or that the Company will be able to obtain orders from new customers. See "Item 1--Description of Business--Risk Factors--Risks Relating to the Company--Customer Concentration."

   The Company's existing products--system controllers, switched Ethernet controllers and communications controllers--provide three of the key functionalities of modern data communications systems. Galileo also designs evaluation boards to provide applications support to its customers.

   System Controllers. Galileo's highly integrated system controllers can be combined with the leading embedded RISC microprocessors to form complete CPU subsystems. The Company's system controllers contain all the key control blocks needed to build high-performance 32-bit and 64-bit CPU subsystems (based on MIPS, Intel i960, or PowerPC microprocessors)-- DRAM controller, peripheral device controller, DMA (direct memory access) engines, timers, PCI interface(s) and interrupt controller. These system controllers provide system designers with the ability to match their CPU performance to the targeted overall system price/performance by simply changing CPUs. An additional advantage to OEMs using Galileo system controllers over internally developed solutions is that new products are generally software-compatible with older generations--supporting fast development time by re-using software which might otherwise need to be re-developed.

   The overall performance of a given system is often determined by how quickly and efficiently data is moved from place to place within a system. For example, interface data is often moved from a PCI-bus peripheral to main memory, followed by a CPU interrupt (to inform the CPU of the presence of new data), and then by moving parts of the data from main memory to the CPU for inspection and other operations. This example involves several data movements, all of which are supported with a Galileo system controller. Galileo's system controllers maximize the performance of this system example by providing powerful DMA (direct memory access) engines, which allow the CPU and peripherals to move data in and out of the main memory at high speeds with minimal CPU involvement--allowing the CPU to concentrate its resources on other activities while this data movement is happening. Additionally, Galileo system controllers use a multi-bus architecture internally, which allows multiple data movement operations to occur simultaneously between devices controlled by the system controller.

   The majority of design wins for Galileo's system controllers are in datacomm applications. These applications include switches, routers (LAN-WAN edge routers and enterprise routers) and other telecom applications. Other markets in which Galileo has a strong presence include intelligent PC add-in cards, host applications (thin clients, digital set to boxes) and video games. Galileo has also identified the PowerPC platform as a growing market and announced that it will leverage its MIPS expertise to serve PowerPC embedded applications.

   Galileo currently offers system controllers at typical per unit book prices ranging from $15.00-$56.00 for an order of 10,000 units. There can be no assurance, however, that these per unit prices will not decline in the future. See "Item 1--Description of Business--Risk Factors--Risks Relating to the Company--Potential Fluctuations in Operating Results" and "Item 9--Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Switched Ethernet LAN Controllers. Galileo is considered to be the industry leader in switched Ethernet controllers in terms of established customers and breadth of product offerings. The Company currently has three families of switched Ethernet controllers:

     GalNet: Galileo's initial product offering in switched Ethernet controllers. Based on the Company's proprietary GalNet architecture, this family consists of 4 products: the GT-48001A (8-port 10Mbps), GT-48002A (2-port 10/100Mbps Fast Ethernet), GT-48004A (4-port 10/100Mbps Fast Ethernet), and the GT-48006A (2-port 10/100Mbps Fast Ethernet). Except for the GT-48006A, these products may be easily combined into system applications by using the integrated standard PCI bus as a communications I/O channel. The GT-48006A is most often found in system products known as "Dual Speed Repeaters" providing the necessary bridge between 10Mbps and 100Mbps Ethernet LANs.

     Galaxy(TM): The Galaxy family of switched Ethernet controllers provide highly integrated solutions for combinations of 10Mbps Ethernet and 10/100Mbps Fast Ethernet applications. Currently there are three products in the family, the GT-48207 (unmanaged 8-port 10Mbps + 2-port 10/100Mbps Fast Ethernet), GT-48208 (managed 8-port 10Mbps + 2-port 10/100Mbps Fast Ethernet), and the GT-48212 (managed 12-port 10Mbps + 2-port 10/100Mbps Fast Ethernet). These devices may be used stand-alone, or combined to form combinations such as 16-port 10Mbps + 2-port 10/100Mbps or 24-port 10Mbps + 2-port 10/100Mbps systems. The devices may be used without a system CPU (unmanaged) or with a low-cost external CPU (managed) to build systems supporting VLANs, RMON, IP Multicast, and other feature-rich networking applications.

     GalNet-II: Introduced in 1998, GalNet-II represents the Company's latest generation in switched Ethernet controllers. With 8-products in its portfolio, GalNet-II supports all Ethernet network speeds from standard 10Mbps to 1000Mbps Gigabit Ethernet, and provides unprecedented levels of end-system variations, price/performance points, and advanced features. GalNet-II further supports products targeting a wide variety of end markets, including small-office home-office (SOHO), workgroup, and chassis/enterprise switching solutions. GalNet-II Switches can range in port density from one to 32 ports of Gigabit Ethernet, or 8 ports to 256 ports of Fast Ethernet, or combinations of Fast and Gigabit. The product family also includes devices supporting the most recently adopted IEEE standards for VLANs, priority queuing for multimedia support, and switch traffic flow control.

   GalNet-II products departed from Galileo's original GalNet family by implementing a proprietary chip-to-chip communications channel called "G.Link". G.Link provides much higher communications bandwidth between switch controllers than the PCI bus used in the GalNet family, and facilitates the use of "G.Link Crossbar Switches" to provide switch system expansion, management CPU interfacing, and system stacking, as well as interface to other networking architectures and protocols. Current products in the GalNet-II family include:

 G.Link Crossbar Switches:

     GT-48300: Provides 4 G.Link ports with one PCI port for interfacing with a management CPU subsystem or other system components.

     GT-48301: Similar to the GT-48300, the GT-48301 provides 4 G.Link ports but no PCI port.

     GT-48302: A higher density version of the GT-48300, the GT-48302 provides 8 G.Link ports and one PCI port.

 GalNet-II Switched Ethernet Controllers:

 Fast Ethernet:

     GT-48310: The GT-48310 provides 8 Fast Ethernet ports with a high-performance switch engine supporting an advanced suite of switch management functions including IP Multicast, IEEE 802.1Q VLANs, priority queuing via the IEEE 802.1p protocol, and Layer 3 protocol filtering as well as standard' management features such as spanning tree and RMON.

     GT-48311: A sub-set of the GT-48310, the GT-48311 provides the same switch functionality with a reduced management feature set, targeting a cost-sensitive managed switch applications.

     GT-48312: The GT-48312 provides a high-performance and expandable 8-port Fast Ethernet switch without management support for low-cost workgroup switches with many combinations of Fast and Gigabit Ethernet ports.

     GT-48313: The lowest cost member of the GalNet-II family, the GT-48313 is not expandable and only supports 8-ports of Fast Ethernet switching.

 Gigabit Ethernet:

     GT-48320: The industry's first merchant Gigabit Ethernet Switch controller, the GT-48320 provides a single port of Gigabit Ethernet (1000Mbps) with a G.Link port for switch expansion and management I/O. It supports all of the advanced management feature set found in the GT-48310.

   Switched Ethernet LAN controller products are offered at typical per unit book prices ranging from $10 to $75 for an order of 10,000 units. There can be no assurance, however, that these per unit prices will not decline in the future. See "Item 1--Description of Business--Risk Factors--Risks Relating to the Company--Potential Fluctuations in Operating Results" and "Item 9--Management's Discussion and Analysis of Financial Condition and Results of Operations."

   WAN Communication Controllers. Galileo's remote access product family was broadened in the fourth quarter of 1998 with the introduction of the GT-96010A, an enhanced version of the GT-96010 introduced in 1997. Also known as the "RAC" (for Remote Access Controller), the GT-96010A enables data routing between Ethernet and various WAN technologies, such as ISDN, T1/E1, Frame Relay and xDSL technologies. Originally co-defined with Intel, the GT-96010A can now be used with a variety of CPUs including the Intel i960, IDT RC32364, Motorola Coldfire, and IBM PowerPC 401GF. The RAC may be bridged to the PCI bus by means of a low cost standard bridge chip. The Company intends to continue to invest in the development of additional remote access products and to integrate them with LAN controllers. The Company currently offers the GT-96010A at a typical per unit book price of $25.00 for an order of 10,000 units. There can be no assurance, however, that this per unit price will not decline in the future. See "Item 1--Description of Business--Risk Factors--Risks Relating to the Company--Potential Fluctuations in Operating Results" and "Item 9--Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Evaluation Boards. To facilitate the adoption of its semiconductor devices, the Company designs system-level evaluation boards that closely resemble actual end products or subsystems within them. The Company's evaluation boards include basic hardware and firmware that enable customers to expedite their designs by using the evaluation boards as a reference or by incorporating portions of them into their own code. These boards are used as evaluation and development vehicles for each semiconductor device designed by the Company. As the Company's engineering team designs and debugs these boards, they must consider system problems similar to the ones that customers may face in their product development. The Company also offers customers the option of detailed design reviews of their schematics prior to fabrication, which can reduce their time-to-market.

Technology

   Galileo is a pioneer in the development of cost-effective "datacom systems on silicon." The Company offers both the core logic that resides next to the RISC microprocessor and some of the key LAN and WAN subsystems. The ability to implement these functions proficiently is predicated on various proprietary core technologies and intellectual property that the Company possesses.

   Advanced Algorithms. The Company uses both proprietary and industry standard algorithms to implement some of the most distinctive features in its products. For example, Galileo's proprietary address recognition algorithm permits the proper identification and handling of incoming Ethernet packets at full-wire speed, while replacing expensive, fast SRAMs or content addressable memories ("CAMs") with inexpensive DRAMs. This algorithm is used in all of Galileo's switched Ethernet LAN controllers and in the Company's new remote access WAN controller. This algorithm enables these products to recognize more than 8,000 distinct Ethernet addresses and to manage the traffic for entire network segments. The Company has also licensed proprietary algorithms from third parties and integrated them into the Company's products to provide highly differentiated solutions. For example, Galileo licenses the HP-EASE packet sampling technology from Hewlett-Packard, making Galileo the only supplier of Ethernet switches with such network monitoring and diagnostics capabilities. In addition to HP-EASE support, many of Galileo's switched Ethernet LAN controllers include the hardware-assist to support remote networking monitoring ("RMON").

   System Architecture. Galileo's architects, designers, technical marketing engineers and applications engineers have broad knowledge of system architectures and advanced microprocessors. Using such system expertise, the Company is able to develop semiconductor devices that address the system requirements of modern data communications equipment. Galileo's system-level approach considers the various components in a system, enabling the Company to anticipate and evaluate effectively the various systems issues and trade-offs that its customers will face when designing the end equipment. This helps Galileo to partition its devices properly and to attain appropriate levels of integration. A system-level approach also results in modular offerings: a device may operate on a stand-alone basis as a complete basic system or various devices may be interconnected to form a more complex system. For example, the GalNet-II architecture provides a sophisticated internal architecture that inherently supports simultaneous switching of delay-sensitive multimedia traffic such as voice and video while also handling normal' data streams.

   Design Methodology. The Company's design methodology utilizes advanced computer aided design ("CAD") tools for implementation, logic verification, synthesis and layout of its semiconductor devices. Galileo designs its products using Verilog, a high-level design language, and standard cell libraries from its fabricators for logic synthesis. Galileo verifies its designs at both the Verilog level and gate level, using standard and proprietary software tools. The Company also conducts system-level simulations in which the software model of a new device interacts with models of the devices with which it will interface in a typical system in order to test system-level operability. These simulations are often conducted with key customers that provide extensive feedback to the Company's design team. As a result, Galileo has successfully designed products highly functional on first silicon. In many cases the products are also production worthy. Galileo uses a technique called Formal Verification, which it believes increases customer confidence in complex designs by reducing the probability of hard-to-find defects. The layout of the Company's advanced semiconductor devices is conducted in-house, using state-of-the-art tools that result in competitive compact die sizes high frequency operation.

   Complex Function Library. Galileo has developed a rich library of complex functional blocks that provides the Company with an intellectual property base for new designs. The Company's design is achieved with high-level language and in modular fashion. This modular approach facilitates the re-use of complex blocks in new designs, reducing Galileo's product development cycles. The Company believes that a rich library of complex functions is required to compete effectively in the market, especially in terms of cost and development cycles and with process geometries of 0.35 micron or less. Galileo expects that its library of multiple CPU interfaces, memory and device controllers, high-performance DMA controllers, PCI interfaces, switching engines, Ethernet, Fast Ethernet, and Gigabit controllers, time-division multiplexers, HDLC controllers, proprietary algorithms and other such functions will enable it to take advantage of these state-of-the-art semiconductor processes.

Competition

   The data communications market into which the Company sells its products is intensely competitive and is subject to frequent product introductions with improved price/performance characteristics, rapid technological change, unit ASP erosion and continued emergence of new industry standards. The semiconductor industry is also intensely competitive and is characterized by rapid technological change, product obsolescence and unit ASP erosion. The Company expects competition to increase in the future from existing competitors and from companies that may enter the Company's existing or future markets, including certain current customers, with similar or substitute solutions that may be less costly or provide better performance or features than the Company's products. To be successful in the future, Galileo must continue to respond promptly and effectively to changing customer performance, feature and pricing requirements, technological change and competitors' innovations. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially adversely affect the Company's business, financial condition and results of operations.

   Traditionally, Galileo's customers have internally developed the key ASIC components for their network systems or utilized programmable logic, such as FPGAs, for system and network controllers. Recently, they have begun to outsource these semiconductor devices as a result of intense time-to-market pressures, the increasing technological complexity of network systems and development costs. The Company's success depends in large part on increased acceptance of outsourcing as an alternative to in-house development by these companies. Many of Galileo's current and potential customers have substantial technological capabilities and financial resources. These customers may currently be developing, or may in the future determine to develop or acquire, components or technologies that are similar to or may be substituted for the Company's products and, therefore, may discontinue purchases of the Company's products. If such customers develop or acquire technology to develop their own components rather than purchase the Company's products, the Company's business, financial condition and results of operations would be materially adversely affected.

   Third-party merchant competitors vary in the scope of the products and services they offer. Many large companies develop and market network components. In the market for system controllers, the Company's competitors include NEC Corp. with respect to the MIPS microprocessor, several small companies with respect to the Intel i960 microprocessor, and Motorola and IBM with respect to the Power PC microprocessor. Galileo's switched Ethernet LAN controllers compete with products from companies such as Texas Instruments Incorporated, MMC Networks, Allayer Technologies Corporation, I-Cube, Inc., PMC-Sierra, Inc, and Broadcom Corporation. The Company's remote access WAN controller competes directly with well-established products from Motorola, Inc. and more recent products from Siemens A.G. and Temic Semiconductors ("Temic"). In addition, the Company expects increased competition in the future from other emerging and established companies.

   Several of Galileo's current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, technical, marketing and other resources than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than the Company. In addition, current and potential competitors may determine, for strategic reasons, to consolidate, to lower the price of their products substantially or to bundle their products with other products. Current and potential competitors have established or may establish financial or strategic relationships among themselves or with existing or potential customers, resellers or other third parties. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share. There can be no assurance that the Company will be able to compete successfully against current and future competitors. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would materially adversely affect the Company's business, financial condition and results of operations. See "Item 1--Description of Business--Risk Factors-- Risks Relating to the Company--Intense Competition" and "--Dependence on Growth of Outsourcing."

   Galileo believes that its ability to compete successfully depends on a number of factors, both within and outside of its control, including the price, performance and quality of the Company's and its competitors' products, the timing and success of new product and feature introductions by the Company, its customers and its competitors, the emergence of new standards in the data communications industry, the development of technical innovations, the ability to obtain adequate foundry capacity and sources of raw materials, the efficiency of production, the rate at which the Company's customers design the Company's products into their products, the number and nature of the Company's competitors in a given market, the assertion of intellectual property rights and general market and economic conditions. For these and other reasons, there can be no assurance that the Company will be able to compete successfully in the future.

Sales, Marketing and Technical Support

   Galileo markets and sells its products around the world primarily through a selected team of manufacturers' representatives, stocking representatives and distributors. Manufacturers' representatives service the North American market. Insight Electronics, a national distributor, also services the North American customer base.

   Outside North America, the Company has engaged stocking representatives that normally act as distributors but occasionally act as commissioned representatives with respect to large volume orders. The Company's international network includes representatives in the United Kingdom, Germany, Italy, Belgium, The Netherlands, Sweden, Norway, Japan, Korea, Taiwan, Hong Kong, China and Singapore. The Company continues to develop relationships with new distributors and representatives and the Company is unable to predict the extent to which some of these distributors and representatives will be successful in marketing and selling the Company's products. Moreover, many of its distributors also market and sell competing products. The State of Israel is serviced directly by the Company. The Company maintains direct sales offices in San Jose, Boston, Austin, London and Tel-Aviv. See "Item 1--Description of Business--Risk Factors--Risks Relating to the Company--Dependence on Third-Party Distribution."

   Sales to North America represented approximately 51%, 51% and 65% of total net sales for the years ended December 31, 1998, 1997 and 1996, respectively. Sales to Asia represented approximately 32% and 24% of total net sales for the years ended December 31, 1998 and 1997, respectively. Sales to Israel represented approximately 15% and 24% of total net sales for the years ended December 31, 1998 and 1997, respectively.

   Galileo believes that its staff of executives, managers and applications engineers helps distinguish the Company from others in the industry through quality of service and effective reduction of the development cycle. The Company also provides a valuable technical resource for consulting on system trends and implementations. Technical support to customers is provided through field applications engineers, technical marketing and factory applications engineers and, if necessary, product designers and architects. Local field support is provided in person or by telephone. The Israeli engineering team provides support principally by electronic mail or by telephone.

   Galileo believes that providing network system vendors with comprehensive product service and support is critical to maintaining a competitive position in the data communications market. The Company works closely with its customers to monitor the performance of its product designs and to provide application design support and assistance. Galileo provides support at each stage of product development. During the design phase, Galileo sells software simulation models of each semiconductor device, in Verilog language, which allow customers to simulate their entire system before committing it to a PC board. The Company also offers a line of evaluation boards which contain subsystems that are representative of a typical customer design. These boards enable customers to evaluate a semiconductor device, as well as hardware design and software development functions, without significant development effort on their part, thereby facilitating rapid time-to-market. Galileo believes that close contact with these customers allows the Company to tailor its products to the market and technical needs defined by key OEMs. Understanding its customers' particular networking problems enables the Company to design and develop solutions in its next generation products.

Research and Development

   Galileo's research and development expertise facilitates short product design cycles, provides flexibility to allow better response to customer needs and enables the Company to attract and maintain strategic customers. The Company's research and development group focuses on developing new products and enhancing its existing products. Extensive product development input is obtained from customers and through the Company's participation in industry organizations and standards-setting bodies such as the IEEE 802.3 Committee.

   As of December 31, 1998, the Company's research and development staff consisted of 127 employees, all of whom were located in Israel and most of whom held engineering or other advanced technical degrees. The Company's gross research and development expenditures in 1998, 1997 and 1996 were approximately $10.7 million, $6.2 million and $3.0 million, respectively. The research and development expense in 1996 was partially offset by government funding in the aggregate amounts of approximately $215,000. The Company expects that it will continue to commit substantial resources to research and development in the future. See "Item 9--Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--Research and Development Expenses."

   The markets for the Company's products are characterized by rapidly changing technologies, evolving and competing industry standards, changes in customer needs, emerging competition, new product introductions and rapid product obsolescence. The Company's future success will depend, in part, on its ability to use leading technologies effectively, to continue to develop its technical expertise, to maintain close working relationships with its key customers in order to develop new products that meet changing customer needs, to advertise and market its products and to influence and respond to changing industry standards and other technological changes on a timely and cost-effective basis. See "Item 1--Description of Business--Risk Factors--Risks Relating to the Company--Rapid Technological Change; Necessity to Develop and Introduce New Products."

Manufacturing

   Currently, Galileo contracts the manufacturing of its products on a turnkey basis, in which fully assembled and tested products are purchased at predetermined prices. This model allows the Company to focus substantially all of its resources on the definition, development and marketing of products. The fabless model significantly reduces the capital requirements of the Company since it does not need to own and operate a semiconductor wafer fabrication facility or a semiconductor assembly and test facility.

   In 1998, Galileo subcontracted approximately 90% of its semiconductor manufacturing to Taiwan Semiconductor Manufacturing Company ("TSMC"). The balance, primarily representing the manufacturing of one system controller product, was subcontracted out to Temic in France and Samsung in Korea. During 1999, it is expected that the Company will continue to contract out approximately 90% of the Company's production to TSMC. All of TSMC's and Samsung's production consists of CMOS products, whereas the product sourced from Temic is a BiCMOS product. During 1999, the Company plans on discontinuing purchasing from Temic. Most of the products supplied by TSMC to the Company in 1998 were manufactured on eight-inch wafers. Galileo selects its manufacturing vendors in large part due to their conformance with international standards of quality and their compatibility with state-of-the-art CAD tools used by Galileo. Primarily all of the Company's products are expected to be single-source manufactured for the foreseeable future.

   Galileo uses mainstream processes for the manufacturing of its products, instead of depending on the latest process, which typically has both availability and technical risks associated with it. The Company is able to follow this "n-1" approach because its main value-added resides in the differentiated architecture and functionality of its products. While the Company still manufactures some older established products in 0.5 micron geometries, most of Galileo's products are currently fabricated in 0.35 micron geometries. The Company believes that the transitioning of its products to increasingly smaller geometries, like 0.25 micron, will be important for the Company to remain competitive. No assurance can be given that future process migration will be achieved without difficulty.

   Galileo's design methodology includes the use of standard cell libraries provided by the vendors of ASIC technology, rather than the use of its own libraries. The Company is a customer of the ASIC division of TSMC, which provides turnkey services similar to those of other leading ASIC vendors. This strategy permits the Company to concentrate its resources on the design of products, instead of creating and maintaining an in-house cell library.

   Galileo intends to continue to rely on TSMC and its subcontractors for substantially all of its manufacturing, assembly and testing requirements for the foreseeable future. TSMC also manufactures products for other companies. The Company does not have a long-term manufacturing agreement with TSMC. Therefore, TSMC is not obligated to supply products to the Company for any specific period, in any specific quantity or at any specific price, except as may be provided in a particular purchase order that has been accepted by TSMC. See "Item 1--Description of Business--Risk Factors--Risks Relating to the Company--Dependence on TSMC; Manufacturing Risks."

   Galileo's reliance on one independent foundry involves certain risks. The Company has experienced delays and may in the future experience delays in receiving supplies of products, and there can be no assurance that the Company will be able to obtain such products within the time frames and in the volumes required by the Company at an affordable cost or at all. Any failure to obtain such products on a timely basis at a favorable cost could have a material adverse effect on the Company's business, financial condition and results of operations. See "Item 1--Description of Business--Risk Factors--Risks Relating to the Company--Dependence on TSMC; Manufacturing Risks."

Proprietary Rights

   Galileo's future success and ability to compete are dependent, in part, upon its proprietary technology. The Company relies in part on patent, trade secret, trademark and copyright law to protect its intellectual property. There can be no assurance that any patents will issue pursuant to the Company's current or future patent applications or that any issued patents will not be invalidated, circumvented, challenged or licensed to others. In addition, there can be no assurance that the rights granted under any such patents will provide competitive advantages to the Company. There can be no assurance that any patents issued to the Company will be adequate to safeguard and maintain the Company's proprietary rights, to deter misappropriation or to prevent an unauthorized third party from copying the Company's technology, designing around the patents owned by the Company or otherwise obtaining and using the Company's products, designs or other information. In addition, there can be no assurance that others will not develop technologies that are similar or superior to the Company's technology.

   The Company also relies on confidentiality agreements to protect its proprietary rights. It is the Company's policy to require employees and consultants and, when possible, suppliers to execute confidentiality agreements upon the commencement of their relationships with the Company. There can be no assurance that the Company's efforts to protect its proprietary rights will be adequate. Litigation may be necessary to enforce the Company's intellectual property rights and to protect the Company's trade secrets, and there can be no assurance that such efforts will be successful. The Company's inability to protect its proprietary rights effectively would have a material adverse effect on the Company's business, financial condition and results of operations.

   Many participants in the semiconductor and data communications industries have a significant number of patents and have frequently demonstrated a readiness to commence litigation based on allegations of patent and other intellectual property infringement. Although the Company is not aware of any claim of infringement or misappropriation against the Company, there can be no assurance that third parties will not assert such claims in the future with respect to the Company's current or future products. The Company expects that companies will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Responding to such claims, regardless of merit, could cause product shipment delays or require the Company to enter into royalty or licensing arrangements. Any such claims could also lead to time-consuming, protracted and costly litigation which would require significant expenditures of time, capital and other resources by the Company and its management. Moreover, no assurance can be given that any necessary royalty or licensing agreement will be available or that, if available, such agreement could be obtained on commercially reasonable terms. See "Item 1--Description of Business--Risk Factors--Risks Relating to the Company--Limited Protection of Intellectual Property and Proprietary Rights" and "Business--Technology."

                                  RISK FACTORS

Risks Relating to the Company

   Potential Fluctuations in Operating Results. The Company's operating results are subject to quarterly and other fluctuations due to a variety of factors, including the gain or loss of significant customers, increased pricing pressures, the timing of new product and feature announcements and introductions by the Company, its competitors or its customers and market acceptance of existing, new or enhanced versions of the Company's and its competitors' and customers' products. Additionally, even if existing, new or enhanced versions of the Company's products are accepted by the Company's customers, the Company could experience fluctuations in its operating results as a result of any delays or slowdown in the customers production ramp. Other factors include the availability of foundry capacity, the availability of products as a result of fluctuations in manufacturing yields and the availability and cost of raw materials to its main supplier, TSMC in Taiwan, the availability of advanced packaging capacity, changes in the mix of products sold, the cyclical nature of both the data communications market and the semiconductor industry, the timing of significant orders, order cancellations and reschedulings, significant increases in expenses associated with expansion of operations and changes in pricing policies of the Company, its competitors or TSMC, including decreases in unit average selling prices ("ASPs") of the Company's products. Historically, unit ASPs in the semiconductor industry have decreased over the life of individual products. In the past, the Company has experienced decreases in unit ASPs on each of its products. The Company believes that many of its current and potential customers are volume purchasers, and will require volume discounts, and that per unit ASPs of individual products will continue to decline in the future due to these increased volume shipments and other pricing pressures. Such declines in unit ASPs will lead to declines in the gross margins for these products, absent offsetting cost reductions or high margins on new product introductions. Furthermore, as the Company enters new markets, there can be no assurance that gross margins will be consistent with historical levels. These factors are difficult to forecast, and these or other factors could materially affect the Company's quarterly or annual operating results. Therefore, there can be no assurance as to the level of net sales or net income, if any, that may be attained by the Company in any given period in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Intense Competition. The data communications market into which the Company sells its products is intensely competitive and is subject to frequent product introductions with improved price/performance characteristics, rapid technological change, unit ASP erosion and continued emergence of new industry standards. The semiconductor industry is also intensely competitive and is characterized by rapid technological change, product obsolescence and unit ASP erosion. The Company expects competition to increase in the future from existing competitors and from companies that may enter the Company's existing or future markets, including certain current customers, with similar or substitute solutions that may be less costly or provide better performance or features than the Company's products. To be successful in the future, the Company must continue to respond promptly and effectively to changing customer performance, feature and pricing requirements, technological change and competitors' innovations. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not have a material adverse effect on the Company's business, financial condition and results of operations.

   Third-party merchant competitors vary in the scope of the products and services they offer. Many large companies develop and market network components. In the market for system controllers, the Company's competitors include NEC Corp. with respect to the MIPS microprocessor, several small companies with respect to the Intel i960 microprocessor, and Motorola and IBM with respect to the Power PC microprocessor. The Company's switched Ethernet LAN controllers compete with products from companies such as Texas Instruments Incorporated, MMC Networks, Allayer Technologies Corporation, I-Cube, Inc., PMC-Sierra Inc, and Broadcom Corporation. The Company's remote access WAN controller competes directly with well-established products from Motorola, Inc. and more recent products from Siemens A.G. and Temic Semiconductors. In addition, the Company expects increased competition in the future from other emerging and established companies.

   Customer Concentration. To date, a small number of customers has accounted for a majority of the Company's net sales. The Company expects that revenues from the sale of its products to a limited number of customers will continue to account for a significant percentage of its net sales for the foreseeable future. In addition, a limited number of large OEMs account for a majority of purchasers in the data communications market, and the Company's success will be dependent upon its ability to establish and maintain relationships with these customers. The Company currently has purchase agreements with a few of its larger customers. None of the Company's customer purchase agreements contains minimum purchase requirements. Customers purchase the Company's products pursuant to short-term purchase orders that may be canceled without charge if notice is given within an agreed-upon period. The loss of any one of the Company's major customers would have a material adverse effect on the Company's business, financial condition and results of operations. The Company's future success depends in significant part upon the decision of the Company's current and prospective customers to continue to purchase products from the Company. There is increasing consolidation within the Company's customer base. Accordingly, there can be no assurance that the Company's current customers will continue to place orders with the Company or that the Company will be able to obtain orders from new customers. If orders by current customers are canceled, decreased or delayed or the Company fails to obtain significant orders from new customers, the Company's business, financial condition and results of operations would be materially adversely affected.

   Product Concentration; Broad Market Acceptance of Products. The Company currently derives substantially all of its net sales from its system controllers and switched Ethernet LAN controllers, and the Company expects that net sales from these products will continue to account for a substantial portion of the Company's net sales for the foreseeable future. The Company's future performance will also depend in part on its ability to successfully develop, introduce and market new and enhanced products at competitive prices, including the Company's WAN communication controllers. Broad market acceptance of these products is, therefore, critical to the Company's future success. Factors that may affect the market acceptance of the Company's products include the market acceptance of network switching products, the price, functionality and availability of competing products and technologies, and the success of the sales efforts of the Company and its customers. There can be no assurance that the Company will be able to develop products that will attain broad market acceptance. Failure of the Company's products to achieve broad market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

   Dependence on TSMC; Manufacturing Risks. Substantially all of the Company's semiconductor devices are manufactured, assembled and tested by TSMC and its subcontractors. The Company intends to continue to rely on TSMC and its subcontractors for substantially all of its manufacturing, assembly and testing requirements for the foreseeable future. TSMC also manufactures products for other companies. The Company does not have a long-term manufacturing agreement with TSMC. Therefore, TSMC is not obligated to supply products to the Company for any specific period, in any specific quantity or at any specific price, except as may be provided in a particular purchase order that has been accepted by TSMC. The Company's reliance on TSMC for the manufacture, assembly and testing of its products involves a number of risks, including the possible absence of adequate capacity as the Company expands, the unavailability of, or interruption in access to, certain process technologies and reduced control over delivery schedules, quality assurance, manufacturing yields and costs. The Company has experienced delays and may in the future experience delays in receiving semiconductor devices from TSMC, and there can be no assurance that the Company will be able to obtain semiconductor devices within the time frames and in the volumes required by the Company at an affordable cost or at all.

   In the event that TSMC is unable or unwilling to continue to manufacture the Company's key products in required volumes, the Company would be required to qualify acceptable alternative foundries and such foundries would need time to prepare for volume production. It could take six months or longer for another foundry to commence volume production, and no assurance can be given that any additional foundry would become available to the Company or that any additional foundry would be able to provide products on a turnkey basis or would be in a position to satisfy the Company's production requirements on a timely basis and at acceptable price levels. The loss of TSMC as a supplier, the inability of the Company in a period of increased demand for its products to obtain additional foundry capacity from TSMC or other manufacturers, the inability of TSMC or other manufacturers to maintain acceptable manufacturing yields, or any other circumstances that would limit the Company's ability to obtain adequate supplies of manufactured products, would delay shipments of the Company's products significantly. A delay in shipments could cause cancellation of orders, damage relationships with current and prospective customers or result in the loss of customers. Any such event would have a material adverse effect on the Company's business, financial condition and results of operations.

   Increases in semiconductor demand may limit available foundry capacity worldwide. The Company does not currently have a long-term manufacturing agreement with TSMC and may not be able to obtain such an agreement on terms favorable to the Company in the future. In the event increased worldwide semiconductor demand limits available foundry capacity, the Company may not be able to obtain sufficient allocation of manufacturing capacity to meet its manufacturing needs. Allocation of a foundry's manufacturing capacity may be influenced by a customer's size or the existence of a long-term agreement with the foundry. To address foundry capacity constraints, other semiconductor suppliers that rely on third-party foundries have utilized various arrangements, including equity investments in or loans to independent component manufacturers, in exchange for guaranteed production capacity, joint ventures to own and operate foundries, or "take or pay" contracts that commit a company to purchase specified quantities of components over extended periods. While the Company is not currently a party to any such arrangements, it may determine to enter into such arrangements in the future. There can be no assurance, however, that such arrangements will be available to the Company on acceptable terms or at all. Any such arrangements could require the Company to commit substantial capital. The need to commit substantial capital could require the Company to obtain additional debt or equity financing, which could result in dilution to the Company's shareholders. There can be no assurance that such additional financing, if required, would be available when needed or, if available, could be obtained on terms acceptable to the Company.

   The manufacture of the Company's products is a highly complex and precise process, requiring production in a highly controlled environment. Changes in TSMC's manufacturing processes or the inadvertent use of defective or contaminated materials by TSMC could adversely affect TSMC's ability to achieve acceptable manufacturing yields and product reliability. To the extent that TSMC does not achieve such yields or product reliability, the Company's customer relationships, business, financial condition and results of operations could be adversely affected.

   The Company's products are assembled and tested by third-party subcontractors. Such assembly and testing is conducted on a purchase order basis rather than under a long-term agreement. As a result of its reliance on third-party subcontractors to assemble and test its products, the Company cannot directly control product delivery schedules, which could lead to product shortages or quality assurance problems that could increase the costs of manufacturing or assembly of the Company's products. Qualification of assembly and test subcontractors normally requires a significant investment of time. If TSMC is unable to provide the Company with its products on a turnkey basis or the Company is otherwise required to find alternative subcontractors, product shipments could be delayed significantly. Any problems associated with the delivery, quality or cost of the assembly and testing of the Company's products could have a material adverse effect on the Company's business, financial condition and results of operations. See "--Intense Competition."

   Rapid Technological Change; Necessity to Develop and Introduce New
Products. The markets for the Company's products are characterized by rapidly changing technologies, evolving and competing industry standards, changes in customer needs, emerging competition, new product introductions and rapid product obsolescence. The Company's future success will depend, in part, on its ability to use leading technologies effectively, to continue to develop its technical expertise, to maintain close working relationships with its key customers in order to develop new products that meet changing customer needs, to advertise and market its products and to influence and respond to changing industry standards and other technological changes on a timely and cost-effective basis. There can be no assurance that the Company will be successful in effectively developing or using new technologies, developing new products or enhancing its existing products on a timely basis, or that such new technologies or enhancements will achieve market acceptance. The Company's pursuit of necessary technological advances may require substantial time and expense, and there can be no assurance that the Company will succeed in adapting its products or business to alternate technologies. Failure of the Company, for technological or other reasons, to develop and introduce new or enhanced products that are compatible with industry standards and that satisfy customer price and performance requirements would have a material adverse effect on the Company's business, financial condition and results of operations.

   In addition, the Company's competitors may offer enhancements to existing products, or offer new products based on new technologies, industry standards or customer requirements, that have the potential to replace or provide lower cost alternatives to the Company's products. The introduction of such enhancements or new products by the Company's competitors could render the Company's existing and future products obsolete, unmarketable or inoperable. There can be no assurance that the Company will be able to develop new products to compete with new technologies on a timely basis or in a cost-effective manner.

   Product Complexity. Products as complex as those offered by the Company frequently contain errors, defects and bugs when first introduced or as new versions are released. The Company has experienced such errors, defects and bugs in the past in connection with new products. Introductions by the Company of new or enhanced products with reliability, quality or compatibility problems could significantly delay or hinder market acceptance of such products, which could adversely affect the Company's ability to retain its existing customers and to attract new customers. Moreover, such errors, defects or bugs could cause problems, interruptions, delays or cessation of service to the Company's customers. Alleviating such problems could require significant expenditures of capital and resources by the Company. There can be no assurance that, despite testing by TSMC and its subcontractors, the Company or its customers, errors, defects or bugs will not be found in new products after commencement of commercial production, resulting in additional development costs, loss of, or delays in, market acceptance, diversion of technical and other resources from the Company's other development efforts, claims by the Company's customers or others against the Company, or the loss of credibility with the Company's current and prospective customers. Any such event would have a material adverse effect on the Company's business, financial condition and results of operations.

   Dependence on OEMs. The Company's future success depends on OEMs' designing the Company's products into their network systems. The Company must anticipate market trends and the price, performance and functionality requirements of such network system vendors and must successfully develop and manufacture products that meet these requirements. In addition, the Company must meet the timing requirements of such OEMs and must make products available to them in sufficient quantities. The Company works closely with its customers to determine customers' future product needs and receives a rolling forecast from customers for products. The Company has incurred and expects to continue to incur expenses based upon these sales forecasts. The Company's customer purchase agreements contain no minimum purchase requirements. Customers purchase the Company's products pursuant to short-term purchase orders that may be canceled without charge if notice is given within an agreed-upon period. Therefore, there can be no assurance that the actual net sales which the Company will receive will be commensurate with the level of expenses that the Company will incur based on forecasts it receives from its customers in any future period. The Company believes that its success in broadly penetrating markets for its products also depends on its ability to maintain and cultivate relationships with OEMs that are leaders in the data communications and networking markets. Accordingly, in selling to OEMs, the Company can often incur significant expenditures prior to volume sales of new products. The inability of the Company to develop relationships with additional OEMs and have its products designed into new network systems developed by existing and potential OEM customers would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Dependence on Third-Party Distribution. The Company sells its products to customers primarily through distributors and manufacturers' representatives. The Company's relationships with many of its distributors and manufacturers' representatives have been established within the last two years, and the Company is unable to predict the extent to which some of these distributors and manufacturers' representatives will be successful in marketing and selling the Company's products. Moreover, many of its distributors also market and sell competing products. Manufacturers' representatives and distributors may terminate their relationships with the Company at any time. The Company's future performance will also depend, in part, on its ability to attract additional distributors or manufacturers' representatives that will be able to market and support the Company's products effectively, especially in markets in which the Company has not previously distributed its products. There can be no assurance that the Company will retain its current distributors or manufacturers' representatives or that it will be able to recruit additional or replacement distributors or manufacturers' representatives. The loss of one or more of the Company's distributors or manufacturers' representatives could have a material adverse effect on the Company's business, financial condition and results of operations. The Company generally realizes a higher gross margin on direct sales and from sales through manufacturers' representatives than on sales through distributors. Accordingly, if the Company's distributors were to account for an increased portion of the Company's net sales, its gross margin would decline. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Dependence on Key Personnel. The Company's future performance depends, in significant part, upon the continued service of key technical, sales and management personnel. Several members of the Company's senior management have only recently joined the Company. The Company does not have employment agreements with or any life insurance on any of these individuals. The loss of the services of one or more of the Company's key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company's future success depends on its continuing ability to attract and retain highly qualified technical, sales and management personnel. Competition for such personnel in both the United States and Israel is intense, and there can be no assurance that the Company will be able to attract and retain key technical, sales and management personnel in the future. If the Company cannot retain or is unable to hire such key personnel, the Company's business, financial condition and results of operations could be materially adversely affected.

   Limited Protection of Intellectual Property and Proprietary Rights. The Company's future success and ability to compete are dependent, in part, upon its proprietary technology. The Company relies in part on patent, trade secret, trademark and copyright law to protect its intellectual property. There can be no assurance that any patents will issue pursuant to the Company's current or future patent applications or that any issued patents will not be invalidated, circumvented, challenged or licensed to others. In addition, there can be no assurance that the rights granted under any such patents will provide competitive advantages to the Company. There can be no assurance that any patents issued to the Company will be adequate to safeguard and maintain the Company's proprietary rights, to deter misappropriation or to prevent an unauthorized third party from copying the Company's technology, designing around the patents owned by the Company or otherwise obtaining and using the Company's products, designs or other information. In addition, there can be no assurance that others will not develop technologies that are similar or superior to the Company's technology.

   The Company also relies on confidentiality agreements to protect its proprietary rights. It is the Company's policy to require employees and consultants and, when possible, suppliers to execute confidentiality agreements upon the commencement of their relationships with the Company. There can be no assurance that the Company's efforts to protect its proprietary rights will be adequate. Litigation may be necessary to enforce the Company's intellectual property rights and to protect the Company's trade secrets, and there can be no assurance that such efforts will be successful. The Company's inability to protect its proprietary rights effectively would have a material adverse effect on the Company's business, financial condition and results of operations.

   Many participants in the semiconductor and data communications industries have a significant number of patents and have frequently demonstrated a readiness to commence litigation based on allegations of patent and other intellectual property infringement. Although the Company is not aware of any claim of infringement or misappropriation against the Company, there can be no assurance that third parties will not assert such claims in the future with respect to the Company's current or future products. The Company expects that companies will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Responding to such claims, regardless of merit, could cause product shipment delays or require the Company to enter into royalty or licensing arrangements. Any such claims could also lead to time-consuming, protracted and costly litigation that would require significant expenditures of time, capital and other resources by the Company and its management. Moreover, no assurance can be given that any necessary royalty or licensing agreement will be available or that, if available, such agreement could be obtained on commercially reasonable terms.

Risks Relating to Operations in Israel

   Operations in Israel. The Company is incorporated under the laws of, and its principal offices are located in, the State of Israel. Thus, the Company is directly influenced by the political, economic and military conditions affecting Israel. Accordingly, any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its present trading partners or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on the Company's business, financial condition and results of operations. Despite some progress toward peace between Israel and its Arab neighbors, there remain a number of countries that restrict business with Israel or Israeli companies. There can be no assurance that restrictive laws or policies toward Israel or Israeli businesses will not have an adverse effect on the expansion of the Company's business.

   Inflation and Currency Fluctuations. Because most of the Company's net sales are generated in U.S. dollars, and a substantial portion of the Company's operating expenses are incurred in NIS, the Company is exposed to risk to the extent that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the U.S. dollar or the timing of such devaluation lags behind inflation in Israel. Likewise, the Company's operations could be adversely affected if it is unable to guard against currency fluctuations in the future. In the future, the Company may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS; however, no assurance can be given that such measures will adequately protect the Company from material adverse effects due to the impact of inflation in Israel. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Dependence on Tax Benefits. The Company receives certain tax benefits through operating in Israel, particularly as a result of the "Approved Enterprise" status of most of the Company's existing facilities. To be eligible for these tax benefits, the Company must continue to meet certain. The Company believes that it is in compliance with all applicable conditions. If the Company fails to meet such conditions in the future, the tax benefits could be canceled and the Company would be required to refund the tax benefits already received with the addition of the Israeli CPI linkage adjustment and interest. There can be no assurance that these tax benefits will be continued in the future at their current levels or at any level. Israeli authorities have indicated that the government may reduce or eliminate these benefits in the future. The termination or reduction of certain tax benefits would have a material adverse effect on the Company's business, financial condition and results of operations. The Company may, from time to time, submit requests for expansion of its Approved Enterprise programs or for new programs. No assurance can be given that any such requests will be approved. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Item 2. Description of Property.

   Galileo's corporate and technical headquarters are located in Moshav Manof, Israel, and its worldwide business center is located at GTI in San Jose, California. The facility in Moshav Manof consists of an aggregate of approximately 10,800 square feet. The Company also leases two other facilities as satellite design centers. One of these is on the premises of the Technion, Israel Institute of Technology (the "Technion") and the other is in Yehud, a suburb of Tel Aviv. These centers occupy an aggregate of approximately 4,500 square feet.

   The worldwide business center in San Jose, California occupies approximately 15,443 square feet in two adjacent buildings. Galileo Technology Europe Limited, a wholly owned subsidiary of the Company, occupies approximately 750 square feet in Hemel Hempstead, Hertfordshire, England. The Company also leases two small sales offices in Brookline and Auburn, Massachusetts. The Company believes that these facilities are adequate for its current needs and that suitable additional or substitute space will be available when needed.

Item 3. Legal Proceedings.

   The Company is not a party to any legal proceedings which, individually or in the aggregate, are believed to be material to the Company's business.

Item 4. Control of Registrant.

   The following table sets forth certain information regarding the beneficial ownership of the Company's Ordinary Shares as of March 18, 1999 by (1) each person who is known by the Company to be the owner of more than ten percent of its outstanding Ordinary Shares and (2) by the officers and directors of the Company as a group. As of March 18, 1999, 20,512,317 if the Company's Ordinary Shares were issued and outstanding.

                                                          Amount   Percent of
                                                           Owned     Class
                                                         --------- ----------
      Avigdor Willenz                                    5,535,140    27.0%
      All directors and officers as a group (8 persons)  6,815,993    33.2%

Item 5. Nature of Trading Market.

   The Company's Ordinary Shares have traded publicly on The Nasdaq Stock Market under the symbol "GALTF" since July 29, 1997. The Company's initial public offering price was $17.00 per share. On February 26, 1999, the Company trading symbol on Nasdaq was changed to "GALT".

   The following table lists the high and low closing sales prices for the Company's Ordinary Shares, for the periods indicated, as reported by The Nasdaq Stock Market:

                                                  High   Low
                                                 ------ ------
      1997:
        Third Quarter (beginning July 29, 1997)  $36.88 $23.00
        Fourth Quarter                           $44.50 $25.50
      1998:
        First Quarter                            $41.50 $28.25
        Second Quarter                           $33.63 $ 9.88
        Third Quarter                            $14.50 $ 9.50
        Fourth Quarter                           $27.00 $ 7.00

   On March 18, 1999, the last reported price of the Company's Ordinary Shares on The Nasdaq Stock Market was $24.00 per share. On March 18, 1999, there were approximately 4,325 holders of record of the Company's Ordinary Shares.

   If the Company decides to distribute a cash dividend out of income that has been exempted from tax, the income out of which the dividend is distributed will be subject to the 25% Israeli corporate tax rate. The Company has never declared or paid cash dividends on its Ordinary Shares and does not anticipate paying any cash dividends in the foreseeable future. The Company intends to retain future earnings to finance the development of its business.

Item 6. Exchange Controls and Other Limitations Affecting Security Holders.

   Under current Israeli regulations, any dividends or other distributions paid in respect of Ordinary Shares purchased by non-residents of Israel with certain non-Israeli currencies (including dollars) will be freely repatriable in such non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on, or withheld from, such payments.

   Israeli residents, including corporations, that wish to purchase securities outside of Israel must meet the requirements set forth in a general permit that was issued by the Controller of Foreign Currency of the Bank of Israel. To the extent that these requirements relate to securities, the Ordinary Shares meet the requirements.

   Neither the Memorandum of Association or Articles of Association of the Company nor the laws of the Sate of Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to subjects of countries which are at a state of war with Israel.

Item 7. Taxation.

U.S. Tax Considerations Regarding Ordinary Shares Acquired by U.S. Taxpayers

   The following discussion summarizes the material U.S. federal income tax consequences arising from the purchase, ownership and sale of Ordinary Shares. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, in effect as of the date of this filing, all of which are subject to change, possibly with retroactive effect. The consequences to any particular investor may differ from those described below by reason of that investor's particular circumstances. This summary does not address the considerations that may be applicable to particular classes of taxpayers, including financial institutions, broker-dealers, tax-exempt organizations and investors who own (directly, indirectly or through attribution) 10% or more of the Company's outstanding voting stock (a "10 Percent Shareholder"). This summary is addressed only to holders that are U.S. citizens, individuals resident in the United States for purposes of U.S. federal income tax, domestic corporations or partnerships and estates or trusts treated as "United States persons" under Section 7701 of the Code ("U.S. Holders").

   Each investor should consult with his or her own tax advisor as to the particular tax consequences of the purchase, ownership and sale of Ordinary Shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Tax Basis of Ordinary Shares

   A U.S. Holder's tax basis in his or her Ordinary Shares will be the purchase price paid therefor by such U.S. Holder. The holding period of each Ordinary Share owned by a U.S. Holder will commence on the day following the date of the U.S. Holder's purchase of such Ordinary Share and will include the day on which the Ordinary Share is sold by such U.S. Holder.

Sale or Exchange of Ordinary Shares

   A U.S. Holder's sale or exchange of Ordinary Shares will result in the recognition of gain or loss by such U.S. Holder in an amount equal to the difference between the amount realized and the U.S. Holder's basis in the Ordinary Shares sold. Subject to the following discussion of the consequences of the Company being treated as a Passive Foreign Investment Company or a Foreign Investment Company, such gain or loss will be capital gain or loss if such Ordinary Shares are a capital asset in the hands of the U.S. Holder. Gain or loss realized on the sale of Ordinary Shares will be long-term capital gain or loss if the Ordinary Shares sold had been held for more than one year at the time of their sale. Long-term capital gains recognized by certain taxpayers generally are subject to a reduced rate of federal tax (currently a maximum of 20%). If the U.S. Holder's holding period on the date of the sale or exchange was one year or less, such gain or loss will be short-term capital gain or loss. Short-term capital gains generally are subject to tax at the same rates as ordinary income. In general, any capital gain recognized by a U.S. Holder upon the sale or exchange of Ordinary Shares will be treated as U.S.-source income for U.S. foreign tax credit purposes.

   See discussion under "Item 7--Israeli Taxation and Foreign Exchange Regulations--Capital Gains Tax" and "--Taxation of Non-Residents" for a discussion of taxation by Israel of capital gains realized on sales of capital assets.

Treatment of Dividend Distributions

   For U.S. federal income tax purposes, gross dividends (including the amount of any Israeli taxes withheld therefrom) paid to a U.S. Holder with respect to his or her Ordinary Shares will be included in his or her ordinary income to the extent made out of current or accumulated earnings and profits of the Company, as determined based on U.S. tax principles, at the time the dividends are received and will be treated as foreign source dividend income for purposes of the foreign tax credit limitation described below. Such dividends will not be eligible for the dividends received deduction allowed to U.S. corporations under Section 243 of the Code. Dividend distributions in excess of the Company's current and accumulated earnings and profits will be treated first as a non-taxable return of the U.S. Holder's tax basis in his or her Ordinary Shares to the extent thereof and then as a gain from the sale of Ordinary Shares. Dividends paid in NIS will be includible in income in a U.S. dollar amount based on the exchange rate at the time of their receipt, and any gain or loss resulting from currency fluctuations during the period from the date a dividend is paid to the date such payment is converted into U.S. dollars generally will be treated as ordinary income or loss.

   Any Israeli withholding tax imposed on dividends paid to a U.S. Holder will be a foreign income tax eligible for credit against such U.S. Holder's U.S. federal income tax liability subject to certain limitations under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income (or, alternatively, for deduction against income in determining such tax liability). Generally, the foreign tax credit is limited to the same proportion of U.S. tax on worldwide income that taxable income from sources outside the U.S. bears to taxable income from both U.S. and foreign sources. Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years. Other restrictions on the foreign tax credit include a general prohibition on the use of the credit to reduce liability for the U.S. individual and corporation alternative minimum taxes by more than 90% and an allowance of foreign tax credits for alternative minimum tax purposes only to the extent of foreign-source alternative minimum taxable income. See "Item 7--Israeli Taxation and Foreign Exchange Regulations-- Taxation of Non-Residents."

Information Reporting and Backup Withholding

   Any dividends paid on the Ordinary Shares to U.S. Holders may be subject to U.S. information reporting requirements and the 31% U.S. backup withholding tax. In addition, the proceeds of a U.S. Holder's sale of Ordinary Shares in the U.S. through a U.S. or U.S.-related broker may be subject to the 31% U.S. backup withholding tax, unless the broker is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax, provided the required information is furnished to the U.S. Internal Revenue Service.

Tax Status of the Company for U.S. Federal Income Tax Purposes

   Passive Foreign Investment Company. If the Company were deemed to be a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes, any gain recognized by a U.S. Holder upon the sale of Ordinary Shares (or the receipt of certain distributions) would be treated as ordinary income, such income would be allocated over such U.S. Holder's holding period for such Ordinary Shares and an interest charge would be imposed on the amount of deferred tax on such income which is allocated to prior taxable years. Generally, the Company will be treated as a PFIC for any tax year if, in such tax year or any prior tax year, either (i) 75% or more of its gross income is passive in nature, or (ii) on average, 50% or more of its assets (by value) produce or are held for the production of passive income. The Company does not believe it satisfies either of the tests for PFIC status for any tax year to date and it expects that the majority of its assets will continue to generate sufficient levels of income to avoid PFIC treatment for U.S. federal income tax purposes. However, since the determination whether the Company is a PFIC will be made annually based on facts and circumstances that, to some extent, may be beyond the Company's control, there can be no assurance that the Company will not become a PFIC at some time in the future. If the Company were determined to be a PFIC, however, a U.S. Holder could elect to treat his or her Ordinary Shares as an interest in a qualified electing fund (a "QEF Election"), in which case, the U.S. Holder would be required to include in income currently his or her proportionate share of the Company's earnings and profits in years in which the Company is a PFIC whether or not distributions of such earnings and profits are actually made to such U.S. Holder, but any gain subsequently recognized upon the sale by such U.S. Holder of his or her Ordinary Shares generally would be taxed as a capital gain. See "Sale or Exchange of Ordinary Shares" above. The Company will notify U.S. Holders if it believes it will be treated as a PFIC for any tax year in order to enable U.S. Holders to consider whether to make a QEF Election. In addition, the Company will comply with the applicable information reporting requirements for U.S. Holders to make a QEF Election. U.S. Holders should consult with their own tax advisers regarding the eligibility, manner and advisability of making a QEF Election if the Company is treated as a PFIC.

   Controlled Foreign Corporations. Sections 951 through 964 and Section 1248 of the Code relate to controlled foreign corporations ("CFC"). The CFC provisions may impute some portion of such a corporation's undistributed income to certain U.S. shareholders on a current basis and convert into dividend income some portion of gains on dispositions of stock which would otherwise qualify for capital gains treatment. In general, the CFC provisions will apply to the Company only if 10 Percent Shareholders who are U.S. Holders own in the aggregate (or are deemed to own after application of complex attribution rules) more than 50% (measured by voting power or value) of the outstanding stock of the Company. The Company does not believe that it is a CFC. It is possible that the Company could become a CFC in the future. Even if the Company were classified as a CFC in a future year, however, the CFC rules referred to above would apply only with respect to 10 Percent Shareholders who are U.S. persons.

   Personal Holding Company/Foreign Personal Holding Company/Foreign Investment Company. A corporation will be classified as a personal holding company (a "PHC") if at any time during the last half of a tax year (i) five or fewer individuals (without regard to their citizenship or residence) directly or indirectly or by attribution own more than 50% in value of the corporation's stock and (ii) at least 60% of its ordinary gross income, as specially adjusted, consists of personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). A PHC is subject to a United States federal income tax of 39.6% on its undistributed personal holding company income (generally limited, in the case of a foreign corporation, to United States source income).

   A corporation will be classified as a foreign personal holding company (a "FPHC") and not a PHC if at any time during a tax year (i) five or fewer individual United States citizens or residents directly or indirectly or by attribution own more than 50% of the total combined voting power or value of the corporation's stock and (ii) at least 60% of its gross income consists of foreign personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). Each United States shareholder in an FPHC is required to include in gross income, as a dividend, an allocable share of the FPHC's undistributed foreign personal holding company income (generally the taxable income of the FPHC, as specially adjusted).

   A corporation will be classified as a foreign investment company (a "FIC") if for any taxable year it (i) is registered under the Investment Company Act of 1940, as amended, as a management company or share investment trust or is engaged primarily in the business of investing or trading in securities or commodities (or any interest therein) and (ii) 50% or more of the value or the total combined voting power of all the corporation's stock is owned directly or indirectly (including stock owned through the application of attribution rules) by United States persons. In general, unless an FIC elects to distribute 90% or more of its taxable income

(determined under United States tax principles as specially adjusted) to its shareholders, gain on the sale or exchange of FIC stock is treated as ordinary income (rather than capital gain) to the extent of such shareholder's ratable share of the corporation's earnings and profits for the period during which such stock was held.

   The Company believes that it is not a PHC, FPHC, or a FIC. However, no assurance can be given as to the Company's future status.

Israeli Taxation and Foreign Exchange Regulations

   The following discussion summarizes the material Israeli tax laws affecting the Company and its shareholders, including U.S. and other non-Israeli shareholders. This discussion is for general information only and is not intended to substitute for careful or specific tax planning. To the extent that the discussion is based on legislation yet to be judicially or administratively interpreted, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion is not intended, and should not be construed, as legal or professional tax advice, and does not cover all possible tax considerations. Accordingly, each investor should consult his or her own tax advisor as to the particular tax consequences of an investment in the Ordinary Shares including the effects of applicable Israeli or foreign or other tax laws and possible changes in the tax laws.

General Corporate Tax Structure

   Israeli companies are generally subject to "Company Tax" at the rate of 36% of taxable income, such rate having become effective on January 1, 1996.

Tax Benefits and Grants for Research and Development

   Israeli tax law has allowed, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects, if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise and is carried out by, or on behalf of, the company seeking such deduction. Expenditures not so approved or funded are deductible over a three-year period. However, expenditures made out of proceeds of Government grants are not deductible.

Law for the Encouragement of Capital Investments, 1959

   The Company's first investment plan was granted Approved Enterprise status on October 10, 1993 under the Law for the Encouragement of Capital Investments, 1959, as amended (the "Investment Law"). The Company's first investment plan of $221,000 in fixed assets was completed in April 1996 and the Company received a final approval from the Investment Center of the Ministry of Industry and Commerce of the State of Israel (the "Investment Center"). The Company's second investment plan of $2,050,000 in fixed assets was completed in December 1997. As of December 31, 1998, the Company was n the process of completing its third investment plan. Under the third investment plan, the Company agreed to invest approximately $4,600,000, of which $2,800,000 was invested as of December 31, 1998. See "Item 9--Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--Provision for Income Taxes."

   The Investment Law provides that a capital investment in eligible facilities may, upon application to the Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

   Taxable income of a company derived from an Approved Enterprise designated as such after July 30, 1978, is subject to Company Tax at the rate of up to 25% (rather than 36% as stated above) for the "Benefits Period," a period up to seven years commencing with the year in which the Approved Enterprise first generated taxable income (limited to 12 years from the year of commencement of production or 14 years from the beginning of the year of approval, whichever is earlier) and, under certain circumstances (as further detailed below), extending to a maximum of ten years from the commencement of the Benefit Period. In the event that a company is operating under more than one approval or that its capital investments are only partly approved (a "Mixed Enterprise"), its effective Company Tax is the result of a weighted combination of the various applicable rates.

   A company owning an Approved Enterprise approved after April 1, 1986 (or prior thereto provided no government grants or loans had previously been granted regarding such enterprise) may elect to forego certain Government grants extended to Approved Enterprises in return for an "alternative package" of tax benefits (the "Alternative Package"). Under the Alternative Package which the Company has elected, a company's undistributed income derived from an Approved Enterprise will be exempt from Company Tax for a period of between two and ten years, depending on the geographic location of the Approved Enterprise within Israel, and such company will be eligible for the tax benefits under the Investment Law for the remainder of the Benefits Period. If such company decides to distribute a cash dividend out of its exempt income, such distributed income would be subject to a companies tax at the rate of up to 25%. The recipient of a cash dividend which is distributed out of income that is entitled to such tax benefits would be subject to a reduced income tax rate of 15%, which would be withheld from any such dividend. Whether the Alternative Package is elected or not, an Approved Enterprise is entitled to receive other incentives such as state guaranteed loans and accelerated depreciation on property and equipment, subject to certain conditions and limitations. Since January 1997, the only benefit granted is accelerated depreciation.

   Subject to certain provisions concerning income derived from the Alternative Package, all dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted combination of the various applicable tax rates.

   Any incentives received by a company in accordance with the Investment Law remain subject to final ratification by the Investment Center, such ratification being conditional upon fulfillment of all terms of the approved program, as stipulated in the Investment Law, the rules and regulations enacted thereby and the letter granting Approved Enterprise status, including, among others, funding of at least 30% of the approved plan with shareholders' equity.

   In the event that these conditions are violated, in whole or in part, the Company would be required to refund the amount of tax benefits, with the addition of the Israeli CPI linkage adjustment and interest. The Company believes its Approved Enterprise operates in substantial compliance with all such conditions and criteria and is in the process of seeking written confirmation from the Investment Center that it meets these conditions. See "Item 1--Description of Business--Risk Factors--Risks Relating to Operations in Israel--Dependence on Tax Benefits" and "Item 9--Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Each new application for approval of an investment plan will be reviewed on its own merits according to the criteria applicable at that time, and there is no assurance that new applications of the Company will be approved. The Ministry of Finance has announced that it may seek to reduce, or even cancel, some or all of the benefits under the Investment Law.

Taxation Under Inflationary Conditions

   The Income Tax Law (Inflationary Adjustments), 1985 (the "Inflationary Adjustments Law") is intended to adjust the tax system to the rate of inflation, i.e. to tax profits on a "real" (inflation-adjusted) basis.

   Under the Inflationary Adjustments Law, results for tax purposes are measured in "real" terms, in accordance with the changes in the CPI. The Company is taxed under this law. The discrepancy between the change in (i) the CPI and (ii) the exchange rate of the NIS to the dollar, each year and cumulatively, may result in a significant difference between taxable income and the income denominated in dollars as reflected in the financial statements of the Company. In addition, subject to certain limitations, depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the CPI.

   The salient features of the Inflationary Adjustments Law can be described generally as follows:

     (a) A special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into Fixed (inflation resistant) Assets and Non-Fixed (soft) Assets. Where a company's equity, as defined in such law, exceeds the depreciated cost of Fixed Assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis without limit). If the depreciated cost of Fixed Assets exceeds a company's equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

     (b) Subject to certain limitations, depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the increase in the CPI.

     (c) The allowance of a special annual deduction against taxable income, as adjusted, at a rate of 2.5% of taxable income if the annual rate of inflation during the tax year exceeds 25%, an additional 2.5% of taxable income if the rate of inflation during the tax year exceeds 50%, and an additional 2.5% of taxable income for each 100% in which the annual rate of inflation during the tax year exceeds 50%. Since 1985, the inflation rate in Israel has not exceeded 25% per year.

     (d) Gains on the sale and the increase in value of certain traded securities during the tax year are taxable in certain circumstances, even if such gains have not been realized. However, dealers in securities are subject to the regular tax rules applicable to business income in Israel.

Law for the Encouragement of Industry (Taxes), 1969

   The Company currently qualifies as an "Industrial Company" within the definition of the Law for the Encouragement of Industry (Taxes), 1969 (the "Industry Encouragement Law"). According to the Industry Encouragement Law, an "Industrial Company" is a company resident in Israel, at least 90% of the income of which in any tax year, determined in Israeli currency (exclusive of income from defense loans, capital gains, interest and dividends) is derived from an "Industrial Enterprise" owned by it. An "Industrial Enterprise" is defined as an enterprise whose major activity in a given tax year is industrial production activity.

   The following preferred corporate tax benefits are available to Industrial Companies (including the Company):

     (a) Deduction of purchases of know-how and patents over an eight-year period for tax purposes.

     (b) Deduction of expenses incurred in connection with a public issuance of securities over a three-year period.

     (c) An election under certain conditions to file a consolidated tax return with additional related Israeli Industrial Companies.

     (d) Accelerated depreciation rates on equipment and buildings.

   Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that the Company will continue to qualify as an "Industrial Company" or that the benefits described above will be available in the future.

Capital Gains Tax

   Israeli law generally imposes a capital gains tax on the sale of capital assets. The law distinguishes between the "Real Gain" and the "Inflationary Surplus." The Real Gain is the excess of the total capital gain over the Inflationary Surplus, computed on the basis of the increase in the Israeli CPI between the date of purchase and the date of sale. The Inflationary Surplus accumulated until December 31, 1993 is taxed at a rate of 10% for residents of Israel (reduced to no tax for non-residents if calculated according to the exchange rate of the foreign currency lawfully invested in shares of an Israeli resident company, instead of the Israeli CPI), while the Real Gain is added to ordinary income, which is taxed at ordinary rates of up to a maximum of 50% for individuals and 36% for corporations. Inflationary Surplus accumulated from and after December 31, 1993 is exempt from any capital gains tax. Under current law, the Ordinary Shares of the Company are exempt from Israeli capital gains so long as they are listed on the Nasdaq Stock Market or on a stock exchange recognized by the Israeli Ministry of Treasury and the Company qualifies as an Industrial Company. There can be no assurance that the Company will maintain such a listing or qualification. See "--Law for the Encouragement of Industry (Taxes), 1969." Notwithstanding the foregoing, the exemption from capital gains tax does not apply to a shareholder whose taxable income is determined pursuant to the Inflationary Adjustments Law, 1985, nor to a company or an individual whose gains from selling or otherwise disposing of ordinary shares are deemed "Business Income," in which case such gains are subjected to corporate tax or income tax, respectively.

U.S.-Israel Tax Treaty

   On September 23, 1994, the United States Senate gave its advice and consent to the exchange by the United States of instruments of ratification of a Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income signed November 20, 1975, as amended by Protocols signed May 30, 1980 and January 26, 1993 (the "U.S.- Israel Tax Treaty"). The U.S.-Israel Tax Treaty is in effect for taxable years beginning on or after January 1, 1995, and for withholding taxes for payments beginning February 1, 1995. Pursuant to the U.S.-Israel Tax Treaty, the sale, exchange or disposition of Ordinary Shares by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and who is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty ("Treaty U.S. Resident") will not be subject to the Israeli capital gain tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of the Company during any part of the 12-month period preceding such sale, exchange or disposition. A sale, exchange or disposition of Ordinary Shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of the voting power of the Company, at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

Taxation of Non-Residents

   Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel or received in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares (stock dividends), income tax at the rate of 25% is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.- Israel Tax Treaty, the maximum tax on dividends paid to a holder of Ordinary Shares who is a resident of the United States will be 25% (however, under the Investment Law, dividends generated by an Approved Enterprise are taxed at the rate of 15%).

   For information with respect to the applicability of Israeli capital gains taxes on the sale of Ordinary Shares by United States residents, see "--Capital Gains Tax."

Foreign Exchange Regulations

   Non-residents of Israel who purchase the Company's Ordinary Shares with U.S. dollars or other foreign currency will be able to convert dividends (if any) thereon, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of the Company, as well as the proceeds of any sale in Israel of Ordinary Shares to an Israeli resident, into freely repatriable dollars, at a rate of exchange prevailing at the time of conversion, pursuant to regulations issued under the Currency Control Law, 1978, provided that Israeli income tax has been withheld with respect to such amounts, to the extent applicable.

   Israeli residents are eligible to purchase securities of certain Israeli or non-Israeli companies if such securities are listed on a foreign exchange in a designated country, which, subject to certain conditions, is defined to include the U.S. over-the-counter market, and will be eligible to purchase the Ordinary Shares offered hereby.

   Under applicable currency control regulations, the Company has obtained a permit from the Controller of Foreign Exchange to retain the net proceeds of its initial public offering completed in July 1997 outside of Israel.

Item 8. Selected Consolidated Financial Data.

   The selected consolidated statement of operations data for each of the three years in the period ended December 31, 1998 and the consolidated balance sheet data at December 31, 1998 and 1997 are derived from the audited Consolidated Financial Statements included elsewhere in this Annual Report. The selected consolidated statement of operations data for the years ended December 31, 1995 and 1994 and the consolidated balance sheet data at December 31, 1996, 1995 and 1994 are derived from audited consolidated financial statements not included in this Annual Report. The data have been derived from financial statements that have been prepared in accordance with U.S. GAAP and should be read in conjunction with the Consolidated Financial Statements, related notes thereto and "Item 9--Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                                           Year ended December 31,
                                    ---------------------------------------
                                     1998    1997    1996     1995    1994
                                    ------- ------- -------  -------  -----
                                    (in thousands, except per share data)
Statement of Operations Data:
Net Sales:
  Product                           $51,643 $36,505 $ 6,462  $   843  $ 284
  Technology development                --      --      --       --     382
                                    ------- ------- -------  -------  -----
   Total net sales                   51,643  36,505   6,462      843    666
Cost of sales:
  Product                            19,272  13,561   3,012      298     97
  Technology development                --      --      --       --     382
                                    ------- ------- -------  -------  -----
   Total cost of sales               19,272  13,561   3,012      298    479
Gross profit                         32,371  22,944   3,450      545    187
Operating expenses:
  Research and development           10,656   6,234   2,828    1,391    314
  Sales and marketing                 6,006   4,427   1,134      517    304
  General and administrative          3,653   3,345     586      297    311
                                    ------- ------- -------  -------  -----
   Total operating expenses          20,315  14,006   4,548    2,205    929
                                    ------- ------- -------  -------  -----
Operating income (loss)              12,056   8,938  (1,098)  (1,660)  (742)
Other income, net                     4,154   1,556     164       70     34
                                    ------- ------- -------  -------  -----
Income (loss) before provision for
 income taxes                        16,210  10,494    (934)  (1,590)  (708)
Provision for income taxes              760     158      14      --     --
                                    ------- ------- -------  -------  -----
Net income (loss)                   $15,450 $10,336 $  (948) $(1,590) $(708)
                                    ======= ======= =======  =======  =====
Earnings (loss) per share:
  Basic                             $  0.76 $  0.65 $ (0.09) $ (0.15)
                                    ======= ======= =======  =======
  Diluted                           $  0.73 $  0.54 $ (0.09) $ (0.15)
                                    ======= ======= =======  =======
Shares used in computing earnings
 (loss) per share:
  Basic                              20,349  15,948  10,566   10,324
                                    ======= ======= =======  =======
  Diluted                            21,307  19,012  10,566   10,324
                                    ======= ======= =======  =======

                                                  December 31,
                                       -----------------------------------
                                        1998    1997    1996   1995  1994
                                       ------- ------- ------ ------ -----
                                                 (in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term
 investments                           $86,445 $71,236 $7,636 $3,156 $ 563
Working capital                         84,445  70,372  6,143  2,674   712
Total assets                           102,921  82,492 12,712  4,209 1,403
Short-term borrowings                      128     228  2,221    339    46
Long-term debt                               6     131    250     29    41
Total shareholders' equity              89,799  72,998  7,366  3,155 1,000

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations.

   The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Item 1--Description of Business--Risk Factors" and in the Company's other filings with the Securities and Exchange Commission.

Overview

   Galileo was incorporated in November 1992 and commenced operations on March 1, 1993 to define, develop and market advanced digital semiconductor devices that perform critical functions for network systems, including LANs, WANs, and the Internet. Time-to-market pressures, bandwidth constraints and the need for improved network management capabilities have forced network system vendors increasingly to transition from internally-developed solutions to third-party semiconductor devices that are highly-integrated, scalable, programmable and flexible and meet the demands of more technologically sophisticated networks. Galileo's highly integrated "datacom systems on silicon" simplify the designs, reduce development risks and costs, and substantially improve time-to-market for manufacturers of data communications equipment. The Company's product lines--system controllers, switched Ethernet controllers, and communications controllers--provide three of the key technologies needed in communications systems. Galileo Technology Ltd. is an international company with its headquarters in Moshav Manof, Israel and its business headquarters, Galileo Technology, Inc. ("GTI"), in San Jose, California.

   The Company's limited operating history makes the prediction of future operating results difficult or impossible. The Company believes that period-to-period comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. See "Risk Factors--Risks Relating to the Company--Potential Fluctuations in Operating Results." For the year ended December 31, 1998, five customers accounted for approximately 59% of the Company's net sales. The Company expects that it will continue to depend on a limited number of customers to generate a significant percentage of its net sales for the foreseeable future. See "Risk Factors-- Risks Relating to the Company--Customer Concentration" and "--Dependence on OEMs."

Results of Operations

   The table below sets forth certain statement of operations data as a percentage of net sales for the years ended December 31, 1998, 1997 and 1996.

                                                 Year ended December 31,
                                                 -------------------------
                                                  1998     1997     1996
                                                 -------  -------  -------
Net sales                                          100.0%   100.0%   100.0%
Cost of sales                                       37.3     37.1     46.6
Gross margin                                        62.7     62.9     53.4
Operating expenses:
  Research and development                          20.6     17.1     43.8
  Sales and marketing                               11.6     12.1     17.5
  General and administrative                         7.1      9.2      9.1
                                                 -------  -------  -------
   Total operating expenses                         39.3     38.4     70.4
                                                 -------  -------  -------
Operating income (loss)                             23.4     24.5    (17.0)
Other income (expense), net                          8.0      4.2      2.5
                                                 -------  -------  -------
Income (loss) before provision for income taxes     31.4     28.7    (14.5)
Provision for income taxes                           1.5      0.4      0.2
                                                 -------  -------  -------
Net income (loss)                                   29.9%    28.3%   (14.7)%
                                                 =======  =======  =======

   Net Sales. Net sales to date have been derived primarily from the sale of system controllers and switched Ethernet LAN controllers. Net sales increased to $51.6 million in 1998 from $36.5 million in 1997 and $6.5 million in 1996. The key factor contributing to the growth of the Company's net sales in 1998 and 1997 was the increased demand for the Company's products, leading to higher volume shipments of the Company's switched Ethernet LAN controllers and system controllers. See "Item 1--Description of Business--Risk Factors--Risks Relating to the Company--Potential Fluctuations in Operating Results."

   Net sales, other than revenues from sales to distributors, are recorded when products are shipped. Sales to distributors, which are made under agreements allowing price protection and right of return on products unsold by the distributor, are not recognized until the products are sold by the distributor. The Company accrues estimated sales returns for sales made to customers, other than distributors, and accrues warranty costs upon recognition of product sales. The Company has not experienced significant warranty claims to date.

   Sales to five customers accounted for approximately 59% and 54% of the Company's net sales in 1998 and 1997, respectively. Sales to three customers represented approximately 44% of the Company's net sales in 1996. The Company expects a significant portion of its future sales to remain concentrated within a limited number of strategic customers. There can be no assurance that the Company will be able to retain its strategic customers, that such customers will not cancel or reschedule orders or that, in the event they cancel orders, such orders will be replaced by other sales. The occurrence of any such events or the loss of a strategic customer would have a material adverse effect on the Company's operating results. See "Item 1--Description of Business--Risk Factors--Risks Relating to the Company--Customer Concentration" and "-- Dependence on OEMs."

   Cost of Sales/Gross Profit. Cost of sales consists principally of the cost of purchased packaged semiconductor products from the Company's foundries, warranty costs and, in 1997 and 1996, royalty expenses. Cost of sales increased to $19.3 million in 1998 from $13.6 million in 1997 and $3.0 million in 1996. The increases in 1998 and 1997 were due to increased sales of system controllers and switched Ethernet LAN controllers.

   The gross margin on net sales in 1998 decreased to 62.7% from 62.9% in 1997. The gross margin on net sales in 1997 increased from 53.4% in 1996. During 1998, the Company has experienced an overall decline in both its products' average selling price ("ASPs") and its products' overall manufacturing costs as compared to 1997. The impact of these two factors has been relatively proportionate resulting in stable gross margins in 1998 and 1997. During the fourth quarter of 1996, the Company introduced two new products with lower manufacturing costs, which contributed to an increase in the Company's overall gross margin in 1997 from the Company's overall gross margin in 1996. The Company believes that many of its current and potential customers are volume purchasers, and will require volume discounts, and that per unit ASPs of individual products will continue to decline in the future due to these increased volume shipments and other pricing pressures. Such declines in unit ASPs will lead to declines in the Company's overall gross margin, absent offsetting cost reductions or higher margins on new product introductions.

   Research and Development Expenses. Research and development expenses primarily consist of salaries and related costs of employees engaged in ongoing research, design and development activities, and subcontracting costs. Research and development expenses were reduced in 1996 by $215,000 from Israeli government grants. Research and development expenses in 1998 increased to $10.7 million from $6.2 in 1997 and $2.8 million in 1996. As a percentage of net sales, research and development expenses were 20.6%, 17.1% and 43.8% in 1998, 1997 and 1996, respectively. The increase in research and development expenses in 1998, 1997 and 1996 reflects the addition of personnel, the increase in nonrecurring engineering and product verification expenses and a reduction in funding from the Israeli government. The Company anticipates that research and development expenses will increase in absolute dollars. The increase in research and development expense as a percentage of net sales in 1998 from 1997 is primarily due to a decrease in the rate of growth of the Company's net sales. The decrease in research and development expense as a percentage of net sales in 1997 from 1996 is primarily due to the significant increase in net sales in 1997 from 1996.

   Sales and Marketing Expenses. Sales and marketing expenses are mainly comprised of commissions to sales representatives, employee-related expenses, trade exhibition and product marketing expenses. Sales and marketing expenses increased to $6.0 million in 1998 from $4.4 million in 1997 and $1.1 in 1996. These increases were primarily due to increased product marketing costs associated with new product introductions, sales commissions on higher sales and personnel additions. Sales and marketing expenses as a percentage of net sales were 11.6%, 12.1% and 17.5% in 1998, 1997, and 1996, respectively. This decrease reflected higher levels of net sales in 1998 and 1997. The Company anticipates that sales and marketing expenses will increase in absolute dollars as volume sales increase.

   General and Administrative Expenses. General and administrative expenses increased to $3.7 million from $3.3 million in 1997 and $586,000 in 1996. General and administrative expenses increased in absolute dollars as a result of additions in personnel, increased facility expenses and increases in legal and accounting fees. The Company anticipates that general and administrative expenses will increase in absolute dollars.

   Other Income (Expense), Net. Other income (expense), net increased to $4.2 million in 1998 from $1.6 million in 1997 and $164,000 in 1996. The increases reflected higher interest income on higher average cash and short-term investment balances as a result of the Company's initial public offering completed in July 1997 and cash generated from operations.

   Deferred Compensation. In connection with the grant of certain stock options to employees through July 1997, the Company recorded deferred compensation of approximately $3.0 million, representing the aggregate difference between the respective exercise prices of options at their date of grant and the deemed fair value for accounting purposes of the Ordinary Shares subject to such options. Such amount is presented as a reduction of shareholders' equity and is amortized over the vesting periods of the applicable options. Amortization of deferred compensation recorded for the years ended December 31, 1998, 1997 and 1996 was $586,000, $617,000, and $256,000, respectively.

   Provision for Income Taxes. The provision for income taxes for 1998 and 1997 primarily consisted of the Company's United States income tax expense. The provision for income taxes in 1996 consisted of accrued U.S. withholding taxes.

   The Company fully utilized its Israeli and U.S. federal net operating loss carryforwards in 1997.

   The Company's first investment plan was granted "Approved Enterprise" status on October 10, 1993 under the Israeli Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"). The Approved Enterprise status will allow a full tax exemption on the undistributed income derived from the Company's investment in its Israeli facilities. The benefits of the investment plans are expected to expire in 2006. Entitlement to the benefits is conditional upon the Company fulfilling the conditions stipulated by the Investment Law, regulations published thereunder and the instruments of approval for the specific investments in Approved Enterprises. In the event that these conditions are violated, in whole or in part, the Company would be required to refund the amount of tax benefits, with the addition of the Israeli CPI linkage adjustment and interest. The Company believes its Approved Enterprise operates in substantial compliance with all such conditions and criteria. As of December 31, 1998, the Company was in the process of completing its third investment plan. Under the third investment plan, the Company agreed to invest approximately $4,600,000, of which $2,800,000 was invested as of December 31, 1998. See "Item 7--Taxation--Israeli Taxation and Foreign Exchange Regulations--Law for the Encouragement of Capital Investments, 1959."

   If the Company decides to distribute a cash dividend out of income that has been exempted from tax, the income out of which the dividend is distributed will be subject to the 25% Israeli corporate tax rate. The Company currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business.

   The Company's pre-tax income from its U.S. operations is subject to U.S. taxation at U.S. statutory tax rates. However, the Company anticipates that most of its income will be generated from its Israeli operations and therefore its overall effective tax rate will be significantly lower than the U.S. statutory income tax rate. The pretax income from U.S. operations was $1,103,000 in 1998, $550,000 in 1997 and $4,000 in 1996.

   At December 31, 1998, the Company had a net deferred tax asset of $1.0 million. The Company believes the net deferred tax asset is realizable based upon current levels of future taxable income. The Company will continue to assess, on a quarterly basis, the realizability of the deferred tax assets based on actual and forecasted operating results.

Liquidity and Capital Resources

   Cash, cash equivalents and short-term investments were $86.4 million and $71.2 million at December 31, 1998 and 1997, respectively. The Company generated net cash from operations of $20.4 and $13.4 million in 1998 and 1997, respectively. Net cash used in operating activities was $1.2 million in 1996. Net cash generated from operations in 1998 and 1997 consisted primarily of net income plus increases in accounts payable and accrued liabilities offset by increases in accounts receivable and inventory. Net cash used in operating activities in 1996 was primarily the result of the Company's net loss and its funding of increased levels of accounts receivable and inventories, partially offset by increases in current liabilities. Investing activities reflected purchases of property and equipment of $3.5 million, $2.3 million and $1.3 million in 1998, 1997 and 1996, respectively. Continued expansion of the Company's business may require higher levels of capital equipment purchases. Financing activities used cash of $368,000 in 1998 and provided cash of $52.5 million and $7.0 million in 1997 and 1996, respectively. In June 1998, the Company's wholly owned subsidiary, GTI, commenced a program to buy an aggregate of up to five percent of the Ordinary Shares of the Company. During 1998, GTI acquired 227,600 shares for an aggregate purchase price of $2.2 million. During 1998, the cash used by GTI in purchasing these Ordinary Shares was offset by the cash received from the issuance of Ordinary Shares. The cash generated by financing operations in 1997 was primarily as a result of raising $53.0 million in net proceeds from the Company's initial public offering of its Ordinary Shares in July 1997. In 1996, the cash provided by financing activities was primarily due to $4.9 million in net proceeds from the sales of Preferred Shares and from debt financing of $2.9 million

   The Company uses an independent foundry, TSMC, to fabricate substantially all of its products, minimizing its need to invest in manufacturing equipment and to develop integrated circuit fabrication processes. As a result, the Company relies on TSMC to achieve acceptable manufacturing yields and to allocate to the Company a sufficient portion of foundry capacity to meet the Company's needs. See "Item 1--Business Description--Risk Factors--Risks Relating to the Company--Dependence on TSMC; Manufacturing Risks." This model allows the Company to avoid utilizing its capital resources for manufacturing facilities and work-in-process inventory, and allows the Company to focus substantially all of its resources on the definition, development and marketing of its products. The Company to date has ordered products from TSMC primarily based on forecasts from its customers of orders they intend to place for the Company's system controllers and switched Ethernet LAN controllers. This manufacturing arrangement requires the Company to purchase inventory before it receives revenues from sales to customers. Since the Company's customers may cancel orders without charge if notice is given within an agreed-upon period, the Company may incur expenses for inventory purchases that are not sold to customers. In the future, the Company may need to maintain higher levels of inventories to meet rapidly changing customer demands, which would place additional demands on the Company's working capital. See "Item 1--Business Description--Risk Factors--Risk Factors--Risks Relating to the Company-- Dependence on OEMs."

   At December 31, 1998, the Company had $84.4 million in working capital. The Company's principal sources of liquidity at December 31, 1998 consisted of approximately $86.4 million in cash, cash equivalents and short-term investments. The Company believes that its existing cash, cash equivalents and short-term investments, together with any cash flow generated from its operations, will be sufficient to satisfy its working capital and capital expenditure requirements for at least the next 12 months.

Impact of Year 2000

   The "Year 2000" issue results from the use in computer hardware and software of two digits rather than four digits to define the applicable year. When computer systems must process dates both before and after January 1, 2000, two-digit year "fields" may create processing ambiguities that can cause errors and system failures. The results of these errors may range from minor undetected errors to complete shutdown of an affected system. These errors or failures may have limited effects, or the effects may be widespread, depending on the computer chip, system or software, and its location and function. The effects of the Year 2000 problem are exacerbated because of the interdependence of computer and telecommunications systems in the United States and throughout the world. Because of this interdependence, the failure of one system may lead to the failure of many other systems even though the other systems are themselves "Year 2000 compliant."

   The Company relies heavily on information technology ("IT") systems and other systems and facilities such as telephones, building access control systems and heating and ventilation equipment ("non-IT) systems. If the Company's or significant third parties' IT and/or non-IT systems do not adequately or accurately process or manage day or date information beyond the year 1999, there could be a material adverse impact on the Company's operations. To address the issue, the Company has assembled a Year 2000 cross-functional project team. The Year 2000 project team has developed a phased approach to identifying and remediating Year 2000 issues, with many of these phases overlapping with one another or conducted simultaneously. The Company is also working with its significant third party suppliers of products and systems to assure that the products and systems supplied to the Company, and the products the Company supplies to its customers, are Year 2000 compliant.

   The Year 2000 project consists of four main phases. The first phase involves an internal assessment of the Company's IT and non-IT systems to identify any potentially non-compliant Year 2000 systems. Additionally, the Company is conducting inquiries of its significant third party vendors to assess their Year 2000 readiness. The Company has substantially completed its internal assessment of its IT and non-IT systems. The Company believes it will fully complete its internal assessment phase by June 1999. The Company has inquired of substantially all of its significant third party vendors in regards to their Year 2000 readiness. The Company is still in the process of receiving responses from its third party vendors and assessing such responses. The Company also expects to fully complete the assessment of its significant third party vendors by June 1999.

   The second phase of the Year 2000 project is to remediate any of the Company's IT and/or non-IT systems that are determined not to be Year 2000 compliant. The Company has successfully upgraded all identified non-compliant systems to date. Based on the internal assessment phase completed to date the Company does not expect any significant remediation of its internal IT and non-IT systems. To the extent the Company further identifies any non-compliant systems while performing its remaining assessment phase the Company intends on either replacing or upgrading such systems.

   The third phase of the Year 2000 project is to test all assessed internal IT and non-IT systems. Such testing will include present and forward date testing which will simulate dates in the Year 2000. The Company is in the early stage of this phase and believes it will complete this phase by September 1999.

   The fourth phase is to develop contingency/recovery plans aimed at ensuring the continuity of critical business functions before and after December 31, 1999. As part of that process, the Company has begun to develop reasonbly likely failure scenarios for it's critical IT and non-IT systems and external relationships. Once these scenarios are identified, the Company will develop plans that are designed to reduce the impact on the Company, and provide methods of returning to normal operations, if one or more of those scenarios occur. The Company expects its contingency/recovery planning to be substantially completed by September 1999. There can be no assurance that any such plans will fully mitigate any such failures or problems or mitigate such failures or problems at all.

   The Impact of Year 2000 issues on the Company will depend not only on the review and corrective actions that the Company takes, but also on the way in which Year 2000 issues are addressed by governmental agencies, business and other third parties, including the Company's significant vendors and customers, that provide services or data to, or receive services, data or product from, the Company, or whose financial condition or operational capability is important to the Company. As discussed above, to reduce this exposure, the Company is engaging in an ongoing process of identifying and contacting mission-critical third party vendors to determine their Year 2000 plans and target dates to ensure Year 2000 compliance. Notwithstanding the Company's efforts, there can be no assurance that the Company, mission-critical third party vendors or other significant third parties will adequately address their Year 2000 issues.

   The extent and magnitude of the Year 2000 problem as it will affect the Company, both before and for some period after January 1, 2000, are difficult to predict or quantify for a number of reasons. Among the most important are lack of control over systems that are used by third parties who are critical to the Company's operation, including the Company's significant customers and vendors, dependence on third party software vendors to deliver Year 2000 upgrades in a timely manner, and the uncertainty surrounding how others will deal with liability issues raised by Year 2000 related failures. Therefore it is very difficult for the Company to assess the most reasonably likely worst case scenario in the event that any Year 2000 problems arise.

   The Company believes that its Year 2000 compliance project will be completed on a timely basis, and in advance of the Year 2000 date transition and will not have a material adverse effect on the Company's financial condition. To date the Company's costs related to its Year 2000 compliance project have amounted to approximately $2,000, and based on the results of its assessment phase completed to date the Company does not expect the aggregate amount spent on this project to exceed $25,000. However, there can be no assurance that unexpected delays or problems, including the failure to ensure Year 2000 compliance by systems or products supplied to the Company by a third party, will not have an adverse effect on the Company, its financial performance, or the competitiveness or customer acceptance of its products. Further, the Company's current understanding of expected costs is subject to change as the project progresses and does not include potential costs related to actual customer claims.

Foreign Currency Transactions

   Substantially all of the Company's sales and a substantial portion of its costs are denominated in United States dollars. Since the dollar is the primary currency in the economic environment in which the Company operates, the dollar is its functional currency, and, accordingly, monetary accounts maintained in currencies other than the dollar (principally cash, and liabilities) are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and nonmonetary balance sheet accounts are remeasured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in current operations, and have been immaterial to date.

Impact of Inflation, Devaluation and Fluctuation of Currencies on Results of Operations and Financial Position

   For many years prior to 1986, the Israeli economy was characterized by high rates of inflation and devaluation of the Israeli currency against the U.S. dollar and other currencies. However, since the institution of the Israeli Economic Program in 1985, inflation, while continuing, has been reduced significantly and the rate of devaluation has diminished substantially.

   A devaluation of the NIS in relation to the U.S. dollar would have the effect of decreasing the dollar value of assets (mostly current assets) of the Company, to the extent the underlying value is NIS-based. Such a devaluation would also have the effect of reducing the U.S. dollar amount of any liabilities of the Company, which are payable in NIS (unless such payables are linked to the U.S. dollar).

   Most of the Company's sales and production costs are denominated in dollars. The Company's expenses that are denominated in NIS are principally payroll. Its expenses in NIS exceed its net sales received in NIS. The results of operations of the Company are adversely affected by increases in the rate of inflation in Israel when such increases are not offset by a corresponding devaluation of the NIS against the U.S. dollar. If the rate of inflation in Israel exceeds the rate of devaluation of the U.S. dollar against the NIS, the Company may experience an increase in the cost of its operations in dollar terms, relating primarily to the cost of salaries in Israel that are paid in NIS partially linked to the CPI in Israel. Such increases have not materially adversely affect the Company's results of operations in such periods, although there can be no assurance that there will not be a material adverse effect on the Company's business, operating results and financial condition in the future should this pattern recur. See "Item 1-- Description of Business--Risk Factors--Risks Relating to Operations in Israel-- Inflation and Currency Fluctuations" and "Conditions in Israel--Economic Conditions."

Item 9A. Quantitative and Qualitative Disclosures About Market Risk

   In the normal course of business, the financial position of the Company is routinely subjected to a variety of risks, including market risk associated with interest rate movements and currency rate movements on non-U.S. dollar denominated assets and liabilities, as well as collectibility of accounts. The Company regularly assesses these risks and has established policies and business practices to protect against the adverse effects of these and other potential exposures. As a result, the Company does not anticipate material losses in these areas.

   For purposes of specific risk analysis, the Company uses sensitivity analysis to determine the impacts that market risk exposures may have on the fair values of the Company's financial instruments. The financial instruments included in the sensitivity analysis consist of all of the Company's cash and cash equivalents and short-term investments.

   To perform sensitivity analysis, the Company assesses the risk of loss in fair values from the impact of hypothetical changes in interest rates and foreign currency exchange rates on market sensitive instruments. The market values for interest risk are computed based on the present value of future cash flows as impacted by the changes in rates attributable to the market risk being measured. The discount rates used for the present value computations were selected based on market interest rates in effect at December 31, 1998 and 1997. The market values for foreign exchange risk are computed based on spot rates in effect at December 31, 1998 and 1997. The market values that result from these computations are compared to the market values of these financial instruments at December 31, 1998 and 1997. The differences in this comparison are the hypothetical gains or losses associated with each type of risk.

   The results of the sensitivity analysis are as follows:

     Interest Rate Risk: A 10% decrease or a 10% increase in the levels of interest rates with all other variables held constant would not materially affect the earnings, cash flow and fair value of the Company's financial instruments at December 31, 1998 and 1997.

     Foreign Currency Exchange Rate Risk: A 10% movement in levels of foreign currency exchange rates against the U.S. dollar with all other variables held constant would not materially affect the earnings, cash flow and fair value of the Company's financial instruments at December 31, 1998 and 1997.

Item 10. Directors and Officers of Registrant.

   The following table sets forth certain information with respect to the directors and executive officers of the Company as of March 18, 1999:

Name                Age                      Position
----                ---                      --------
Avigdor Willenz(1)   42 Chief Executive Officer and Chairman of the Board
                         of Directors
Manuel Alba          43 President of GTI and Director
George A. Hervey     51 Senior Vice President and Chief Financial Officer
David Shemla         39 Vice President of Product Definition
Eliaz Lavi           42 Vice President of Operations, Quality & Reliability
Menachem Schwartz    47 Vice President of Computer Aided Design
Matty Karp(1)(2)     49 Director
Christopher J.       34
 Schaepe(1)(2)          Director

--------
(1) Member of Compensation Committee.
(2) Member of Audit Committee.

   Mr. Willenz founded the Company in November 1992 and has served as the Company's Chief Executive Officer and Chairman of the Board of Directors since that time. Between 1988 and 1992, Mr. Willenz was Corporate Product Definition Manager/Chief Engineer for IDT. Between 1984 and 1988, Mr. Willenz worked as design manager at Elbit Computers Ltd. ("Elbit"). Mr. Willenz holds a B.S.E.E. from the Technion in Israel.

   Mr. Alba has served as a director of the Company since March 1994. Mr. Alba has also been President of GTI since its incorporation in April 1994. From 1989 to 1994, Mr. Alba worked as a marketing manager at IDT. From 1983 to 1989, Mr. Alba worked as a Staff Market Development Engineer at National Semiconductor Corporation. He holds a B.S.E.E. from the National Polytechnic Institute (Mexico City), an M.S.E.E. from the University of Southern California and an M.B.A. from the University of Santa Clara.

   Mr. Hervey joined the Company in March 1997 as Senior Vice President and Chief Financial Officer. Prior to joining the Company, Mr. Hervey was Senior Vice President of Finance and Chief Financial Officer of S3 Incorporated from 1992 to 1997. From 1990 to 1992, Mr. Hervey was Vice President of Finance and Chief Financial Officer of Paradigm Technology, Inc. Mr. Hervey holds a B.S. in business administration from the University of Rhode Island.

   Mr. Shemla joined the Company in September 1994 as Vice President of Communications. Prior to joining the Company, Mr. Shemla spent 11 years at Digital Equipment Corporation, most recently as a design team manager for FDDI and Ethernet controllers. Mr. Shemla holds a B.S.E.E. from the Technion in Israel.

   Mr. Lavi joined the Company in June 1996 as Vice President of Operations, Quality & Reliability. Prior to joining the Company, Mr. Lavi worked at Intel, acquiring over 12 years of experience in VLSI back-end activities. For the last four years, Mr. Lavi worked as a Test Engineering Manager at Intel's Israel Development Center. Mr. Lavi holds a B.S.E.E from the Technion in Israel.

   Mr. Schwartz joined the Company in March 1993 as Vice President of Computer Aided Design. Prior to joining the Company, Mr. Schwartz was the manager of Elta's VLSI design department. Mr. Schwartz holds a B.S.E.E. from the Technion in Israel.

   Mr. Karp has served as a director of the Company since August 1994. Mr. Karp has been President of Kardan Technologies Ltd. ("Kardan") and Active Chairman of Kardan Technology Ventures since 1994. Since April 1994, he has also managed the Nitzanim Venture Capital Fund. Between 1979 and 1994, Mr. Karp held several corporate management positions at Elbit, most recently the position of Senior Executive. Mr. Karp holds a B.S.E.E. from the Technion in Israel and is a graduate of the AMP at the Harvard Business School.

   Mr. Schaepe has served as a director of the Company since November 1995. Mr. Schaepe is a general partner of Weiss, Peck & Greer Venture Partners, a technology focused venture capital firm which he joined in 1991. Previously, Mr. Schaepe served in corporate finance and capital markets roles at Goldman, Sachs & Co. after his employment as a software engineer at International Business Machines Corporation. He is a director of several private companies and holds B.S. and M.S. degrees in computer science from Massachusetts Institute of Technology and an M.B.A. from Stanford Business School.

   Officers are appointed by the Board of Directors. Pursuant to the Company's Articles of Association, as amended (the "Articles of Association"), directors are elected at the annual general meeting of shareholders of the Company by a vote of the holders of a majority of the voting power represented at such meeting. Each director holds office until the annual general meeting of shareholders next following the annual general meeting at which such director was elected or until his earlier resignation or removal. A director may be re-elected for subsequent terms.

Item 11. Compensation of Directors and Officers.

   The directors of the Company can be remunerated by the Company for their services as directors to the extent such remuneration is approved by the Company's shareholders at an annual general meeting. Directors currently do not receive monetary compensation for their services as directors but are reimbursed for their expenses for each Board of Directors meeting attended. Nonemployee Directors are eligible to participate in the 1998 Nonemployee Directors Stock Option Plan.

   The aggregate direct remuneration paid by the Company and GTI to all directors and executive officers (9 persons) in 1998 was approximately $1,002,000. During 1998, the Company set aside an aggregate amount of approximately $103,000 to provide for pension, retirement or similar benefits for all directors and executive officers. During the same period the Company accrued severance benefits for the same group in the aggregate amount of approximately $123,000. As of December 31, 1998, directors and executive officers of the Company (9 persons) held stock options to purchase an aggregate of 922,750 Ordinary Shares.

   There are no employment agreements between the Company and any of its officers or directors.

Item 12. Options to Purchase Securities from Registrant or Subsidiaries.

   At March 18, 1999, options and purchase rights to purchase a total of 3,759,551 Ordinary Shares were outstanding at exercise prices ranging from $0.001 to $27.125 and with expiration dates ranging from 2003 to 2009. At March 18, 1998, an independent trustee (the "Trust Arrangement") held 666,800 of the Company's Ordinary Shares. The shares under the Trust Arrangement are restricted for use under individual share purchase agreements and share options to employees and consultants. At March 18, 1998, the persons named in Item 10 as a group (8 persons) held options to acquire 913,690 Ordinary Shares. Reference is also made to the information contained in Item 4 above.

Item 13. Interest of Management in Certain Transactions.

   From the inception of the Company's operations, the founder has provided the Company with loans in the aggregate amount of $51,000. All such loans were repaid during 1998.

   In 1996, the Company purchased shares in Kepler Software Ltd. ("Kepler"). The Company's Chief Executive Officer and Chairman of the Board is also chairman of Kepler's Board of Directors. In 1998, the Company made an additional investment of $500,000 through the purchase of preferred stock issued by Kepler. At December 31, 1998, the Company's ownership in Kepler was approximately 37.5%. The Company accounts for its investment in Kepler using the equity method of accounting. The Company's share of Kepler's net loss has been immaterial to date.

                                    PART II

Item 14. Description of Securities to be Registered.

   Not applicable.

                                    PART III

Item 15. Defaults Upon Senior Securities.

   Not applicable.

Item 16. Changes in Securities and Changes in Security for Registered
Securities.

   Not applicable.

                                    PART IV

Item 17. Financial Statements.

   The Company has responded to Item 18.

Item 18. Financial Statements

   Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report on Form 20-F.

Item 19. Financial Statements and Exhibits

   (a) (1) Financial Statements:

  Report of Ernst & Young LLP, Independent Auditors                         38
  Consolidated Balance Sheets as of December 31, 1998 and 1997              39
  Consolidated Statements of Operations for each of the three years in the period ended
   December 31, 1998                                                        40
  Consolidated Statement of Shareholders' Equity for the three year period ended
   December 31, 1998                                                        41
  Consolidated Statements of Cash Flows for each of the three years in the period ended
   December 31, 1998                                                        42
  Notes to Consolidated Financial Statements                                43

   (a) (2) Financial Statement Schedules:

   The following financial statement schedule of Galileo Technology Ltd. for each of the three years in the period ended December 31, 1998 is filed as part of the Annual Report and should be read in conjunction with the consolidated financial statements of Galileo Technology Ltd.

  Schedule II --Valuation and Qualifying Accounts  57

   Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

   (b) Exhibits

  Exhibit 4.1--Consent of Ernst & Young LLP, Independent Auditors  58
  Exhibit 27.1--Financial Data Schedule
  Exhibit 27.2--Financial Data Schedule

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Galileo Technology Ltd.

   We have audited the accompanying consolidated balance sheets of Galileo Technology Ltd. as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. Our audits also included the financial statement schedule listed in the Index at Item 19(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Galileo Technology Ltd. at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ Ernst & Young LLP

Palo Alto, California
January 18, 1999

                            GALILEO TECHNOLOGY LTD.

                          CONSOLIDATED BALANCE SHEETS
         (U.S. dollars, in thousands, except share and per share data)

                                                               December 31,
                                                             -----------------
                                                               1998     1997
                                                             --------  -------
                           ASSETS
Current assets:
  Cash and cash equivalents                                  $ 45,607  $43,887
  Short-term investments                                       40,838   27,349
  Accounts receivable, net of allowances of $207 in 1998 and
   $177 in 1997                                                 5,207    4,566
  Inventories                                                   2,851    2,387
  Prepaid expenses and other assets                             1,745    1,336
                                                             --------  -------
    Total current assets                                       96,248   79,525
Other assets                                                    1,857      --
Property and equipment, net                                     4,816    2,967
                                                             --------  -------
    Total assets                                             $102,921  $82,492
                                                             ========  =======
            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                           $  4,826  $ 2,932
  Accrued and other current liabilities                         6,078    4,979
  Deferred income                                                 771    1,014
  Current maturities of long-term debt                            128      228
                                                             --------  -------
    Total current liabilities                                  11,803    9,153
Accrued severance pay                                             283      210
Long-term debt                                                      6      131
Other liabilities                                               1,030      --
Commitments
Shareholders' equity:
  Ordinary Shares--nominal value approximately $0.003 per
   share; at amounts paid in; 50,000,000 shares authorized;
   20,476,559 and 20,241,415 shares issued and outstanding
   at December 31, 1998 and 1997, respectively                 70,148   67,480
Treasury shares at cost; 152,688 Ordinary Shares               (1,451)     --
Deferred compensation                                            (941)  (1,527)
Accumulated other comprehensive income                            155      (15)
Retained earnings                                              21,888    7,060
                                                             --------  -------
Total shareholders' equity                                     89,799   72,998
                                                             --------  -------
Total liabilities and shareholders' equity                   $102,921  $82,492
                                                             ========  =======

                            See accompanying notes.

                            GALILEO TECHNOLOGY LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              (U.S. dollars, in thousands, except per share data)

                                                 Year ended December 31,
                                                 -------------------------
                                                  1998     1997     1996
                                                 -------  -------  -------
Net sales                                        $51,643  $36,505  $ 6,462
Cost of sales                                     19,272   13,561    3,012
                                                 -------  -------  -------
Gross profit                                      32,371   22,944    3,450
Operating expenses:
  Research and development                        10,656    6,234    2,828
  Sales and marketing                              6,006    4,427    1,134
  General and administrative                       3,653    3,345      586
                                                 -------  -------  -------
    Total operating expenses                      20,315   14,006    4,548
                                                 -------  -------  -------
Operating income (loss)                           12,056    8,938   (1,098)
Interest income                                    4,383    1,689      255
Interest and other expense                          (229)    (133)     (91)
                                                 -------  -------  -------
Income (loss) before provision for income taxes   16,210   10,494     (934)
Provision for income taxes                           760      158       14
                                                 -------  -------  -------
Net income (loss)                                $15,450  $10,336  $  (948)
                                                 =======  =======  =======
Earnings (loss) per share:
  Basic                                          $  0.76  $  0.65  $ (0.09)
                                                 =======  =======  =======
  Diluted                                        $  0.73  $  0.54  $ (0.09)
                                                 =======  =======  =======
Shares used in computing earnings (loss) per
 share:
  Basic                                           20,349   15,948   10,566
                                                 =======  =======  =======
  Diluted                                         21,307   19,012   10,566
                                                 =======  =======  =======



                             See accompanying notes

                            GALILEO TECHNOLOGY LTD.

                CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                (U.S. dollars, in thousands, except share data)


                                                              Ordinary                     Accumulated    Retained
                   Preferred Shares     Ordinary Shares   Treasury Shares                     Other       Earnings       Total
                  -------------------  ------------------ -----------------   Deferred   Comprehensive (Accumulated Shareholders'
                    Shares    Amount     Shares   Amount   Shares   Amount   Compensation    Income       Deficit)      Equity
                  ----------  -------  ---------- ------- --------  -------  ------------ ------------- ------------ -------------
Balance at
 December 31,
 1995              1,130,583  $ 4,295  10,323,528 $ 1,480      --   $   --     $  (292)       $ --        $(2,328)      $ 3,155
Issuance of
 Preferred
 Shares, net of
 issuance costs      575,886    4,903         --      --       --       --         --           --            --          4,903
Conversion of
 Series A
 Preferred
 Shares into
 Ordinary Shares    (516,176)  (1,475)  1,935,660   1,475      --       --         --           --            --            --
Deferred
 compensation
 related to
 certain options
 granted to
 employees               --       --          --    1,022      --       --      (1,022)         --            --            --
Amortization of
 deferred
 compensation            --       --          --      --       --       --         256          --            --            256
Net loss and
 comprehensive
 loss                    --       --          --      --       --       --         --           --           (948)         (948)
                  ----------  -------  ---------- ------- --------  -------    -------        -----       -------       -------
Balance at
 December 31,
 1996              1,190,293    7,723  12,259,188   3,977      --       --      (1,058)         --         (3,276)        7,366
Comprehensive
 income:
Other
 comprehensive
 income--change
 in net
 unrealized gain
 (loss) on
 available-for-
 sale
 investments             --       --          --      --       --       --         --           (15)          --            (15)
Net income               --       --          --      --       --       --         --           --         10,336        10,336
                                                                                                                        -------
Comprehensive
 income                  --       --          --      --       --       --         --           --            --         10,321
                                                                                                                        -------
Issuance of
 Preferred
 Shares, net of
 issuance costs      270,300    1,450         --      --       --       --         --           --            --          1,450
Conversion of
 Series B and D
 Preferred
 Shares into
 Ordinary Shares  (1,460,593)  (9,173)  4,381,779   9,173      --       --         --           --            --            --
Issuance of
 Ordinary Shares         --       --       20,400     102      --       --         --           --            --            102
Issuance of
 Ordinary
 Shares, in
 conjunction
 with the
 Company's
 initial public
 offering, net
 of issuance
 costs                   --       --    3,450,000  52,981      --       --         --           --            --         52,981
Issuance of
 Ordinary Shares
 pursuant to
 warrant
 exercise                --       --       15,497     --       --       --         --           --            --            --
Issuance of
 Ordinary Shares
 under share
 option plans            --       --      114,551      29      --       --         --           --            --             29
Tax benefit of
 stock option
 transactions            --       --          --      132      --       --         --           --            --            132
Deferred
 compensation
 related to
 certain options
 granted to
 employees prior
 to the initial
 public offering         --       --          --    1,086      --       --      (1,086)         --            --            --
Amortization of
 deferred
 compensation            --       --          --      --       --       --         617          --            --            617
                  ----------  -------  ---------- ------- --------  -------    -------        -----       -------       -------
Balance at
 December 31,
 1997                    --       --   20,241,415  67,480      --       --      (1,527)         (15)        7,060        72,998
Comprehensive
 income:
Other
 comprehensive
 income--change
 in net
 unrealized gain
 (loss) on
 available-for-
 sale
 investments             --       --          --      --       --       --         --           170           --            170
Net income               --       --          --      --       --       --         --           --         15,450        15,450
                                                                                                                        -------
Comprehensive
 income                  --       --          --      --       --       --         --           --            --         15,620
                                                                                                                        -------
Purchase of
 Treasury Shares
 at cost                 --       --          --      --  (227,600)  (2,203)       --           --            --         (2,203)
Issuance of
 Ordinary Shares
 under share
 option plans            --       --      214,849   1,697   67,013      669        --           --           (614)        1,752
Issuance of
 Ordinary Shares
 under employee
 stock purchase
 plan                    --                20,295     233    7,899       83        --           --             (8)          308
Tax benefit of
 stock option
 transactions            --       --          --      738      --       --         --           --            --            738
Amortization of
 deferred
 compensation            --       --          --      --       --       --         586          --            --            586
                  ----------  -------  ---------- ------- --------  -------    -------        -----       -------       -------
Balance at
 December 31,
 1998                    --   $   --   20,476,559 $70,148 (152,688) $(1,451)   $  (941)       $ 155       $21,888       $89,799
                  ==========  =======  ========== ======= ========  =======    =======        =====       =======       =======

                            See accompanying notes

                            GALILEO TECHNOLOGY LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                Increase (decrease) in cash and cash equivalents
                          (U.S. dollars, in thousands)

                                                Year ended December 31,
                                               ---------------------------
                                                 1998      1997     1996
                                               --------  --------  -------
Cash flows from operating activities
Net income (loss)                              $ 15,450  $ 10,336  $  (948)
Adjustments to reconcile net income (loss) to
 net cash
 provided by (used in) operating activities:
  Depreciation                                    1,635       897      300
  Amortization of deferred compensation             586       617      256
  Change in deferred tax assets                    (380)     (642)     --
Changes in operating assets and liabilities:
  Accounts receivable                              (641)   (2,743)  (1,668)
  Inventories                                      (464)   (1,237)    (989)
  Prepaid expenses and other assets                (356)     (174)    (340)
  Accounts payable                                1,894       886    1,700
  Accrued and other current liabilities           1,837     4,392      426
  Deferred income                                  (243)    1,014      --
  Accrued severance pay                              73       100       63
  Other liabilities                               1,030       --       --
                                               --------  --------  -------
Net cash provided by (used in) operating
 activities                                      20,421    13,446   (1,200)
Cash flows from investing activities
Purchases of short-term investments             (57,041)  (29,364)  (1,304)
Proceeds from sales and maturities of short-
 term investments                                43,722     4,304      --
Purchases of property and equipment              (3,484)   (2,281)  (1,318)
Other assets                                     (1,530)      --       --
                                               --------  --------  -------
Net cash used in investing activities           (18,333)  (27,341)  (2,622)
Cash flows from financing activities
Proceeds from issuance of Preferred Shares          --      1,450    4,903
Proceeds from issuance of Ordinary Shares         2,060    53,112      --
Repurchase of Ordinary Treasury Shares           (2,203)      --       --
Proceeds from issuance of debt                      --      2,264    2,942
Repayment of debt                                  (225)   (4,376)    (847)
                                               --------  --------  -------
Net cash provided by (used in) financing
 activities                                        (368)   52,450    6,998
Net increase in cash and cash equivalents         1,720    38,555    3,176
Cash and cash equivalents at beginning of
 period                                          43,887     5,332    2,156
                                               --------  --------  -------
Cash and cash equivalents at end of period     $ 45,607  $ 43,887  $ 5,332
                                               ========  ========  =======
Supplemental disclosure
Interest paid                                  $     15  $    133  $    91
                                               ========  ========  =======
Income taxes paid                              $    498  $    --   $   --
                                               ========  ========  =======
Noncash financing activities
Conversion of Preferred Shares to Ordinary
 Shares                                        $    --   $  9,173  $ 1,475
                                               ========  ========  =======

                             See accompanying notes

                            GALILEO TECHNOLOGY LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Significant Accounting Policies

 Organization and Basis of Presentation

   Galileo Technology Ltd. (the "Company") was incorporated under the laws of Israel in November 1992 and commenced operations in March 1993. The Company, together with its United States subsidiary, Galileo Technology, Inc. ("GTI"), a California corporation, and its United Kingdom subsidiary, Galileo Technology Europe Ltd., defines, develops and markets advanced digital semiconductor devices that perform critical functions for network systems.

   The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States and include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

   The Company has elected to prepare its financial statements in U.S. dollars, which is also the Company's functional currency. Substantially all of the Company's sales are made in U.S. dollars. In addition, a substantial portion of the Company's costs are incurred in U.S. dollars. Since the U.S. dollar is the primary currency in the economic environment in which the Company operates, the U.S. dollar is its functional currency.

 Nature of Operations and Related Concentrations

   The Company's sales are concentrated with a few customers. For the year ended 1998, five customers represented approximately 59% of the Company's net sales. The following provides information on sales to major customers which constituted more than 10% of net sales. Sales to one customer represented 26%, 12% and 16% of net sales for the years ended December 31, 1998, 1997 and 1996, respectively. Sales to two other customers represented 17% and 10% of net sales for the year ended December 31, 1997, respectively. Sales to two other customers accounted for 18% and 10% of net sales for the year ended December 31, 1996.

   The Company uses a single independent foundry in Taiwan to fabricate and manufacture substantially all of its semiconductor products. The Company's reliance on a single independent foundry involves a number of risks, including the possible absence of adequate capacity as the Company expands, the unavailability of, or interruption in access to, certain process technologies and reduced control over delivery schedules, quality assurance, manufacturing yields and costs.

   The loss of any of the Company's major customers or its supplier would have a material adverse effect on the Company's business, financial condition and results of operations.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Revenue Recognition

   Net sales represent revenues derived from sales of semiconductor devices including system controllers and switched Ethernet LAN controllers. Revenues from product sales to customers, other than sales to distributors, are recorded when products are shipped. Sales to distributors, which are made under agreements allowing price protection and right of return on products unsold by the distributor, are not recognized until the products are sold by the distributor. The Company accrues estimated sales returns for sales made to customers, other than distributors, and accrues warranty costs upon recognition of net sales. The Company has not experienced significant warranty claims to date.

 Research and Development

   Research and development costs are expensed as incurred. Through December 31, 1996, research and development costs were reduced by related participation from programs sponsored by the Israeli government Since December 31, 1996, the Company has not participated in these programs.

 Cash Equivalents and Short-Term Investments

   The Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be cash equivalents.

   Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," all debt securities are designated as available-for-sale. Available-for-sale securities are carried at fair value, which is determined based upon the quoted market prices of the securities, with unrealized gains and losses reported in shareholders' equity. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

 Inventories

   Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first-out (FIFO) method. Substantially all of the inventories are finished goods.

 Property and Equipment

   Property and equipment is recorded at cost. Depreciation of property and equipment is determined on the straight-line method over the estimated useful lives of the assets (generally from three to five years).

 Foreign Currency Transactions

   Monetary accounts maintained in currencies other than the dollar (principally cash and liabilities) are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and nonmonetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in current operations. The aggregate loss recorded in 1998 was $158,000. The effect of foreign currency remeasurement were immaterial in 1997 and 1996.

 Concentrations of Credit Risk

   Financial instruments that subject the Company to credit risk consist primarily of uninsured cash, cash equivalents and short-term investment balances held at high-quality financial institutions and trade receivables from its customers. The Company sells primarily to large network system vendors. The Company extends reasonably short collection terms and performs ongoing credit evaluations but does not require collateral. The Company provides reserves for potential credit losses, and such losses have been within management's expectations.

 Accounting for Stock-Based Compensation

   The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee share options because, as discussed below, the alternative fair value accounting provided for under Financial Accounting Standards Board ("FASB") Statement No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") requires use of option valuation models that were not developed for use in valuing employee share options. Under APB 25, when the exercise price of the Company's employee share purchase rights or options equals the market price of the underlying Ordinary Shares on the date of the grant, no compensation expense is recognized.

   In connection with the grant of certain share options to employees through July 1997, the Company recorded deferred compensation of approximately $3.0 million for the aggregate differences between the respective exercise prices of options at their dates of grant and the deemed fair value for accounting purposes of the Ordinary Shares subject to such options. Such amount is presented as a reduction of shareholders' equity and is amortized ratably over the vesting period of the related options.

 Earnings (Loss) Per Share

   On February 3, 1998, the staff of the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 98 ("SAB 98"). SAB 98 changes the SEC staff's guidance on cheap stock in initial public offering ("IPO") filings and the subsequent reporting of cheap stock. Under the SEC's old guidance, SAB 83, common stock issued during a one-year period prior to an IPO at prices below the IPO price, including any option or warrant, was considered cheap stock and was treated as outstanding for all reporting periods in a manner similar to a stock split.

   Under SAB 98, common stock, options or warrants to purchase common stock or other potentially dilative instruments issued for nominal consideration (collectively, referred to as "nominal issuances") during any of the periods prior to the IPO, must be reflected in basic (for common stock) and diluted earnings per share (for common stock or other potentially dilutive instruments) for all periods subsequent to their respective issuances in a manner similar to a stock split, even if anti-dilutive.

   On June 12, 1997, the Company's shareholders approved a 3-for-1 ordinary share split in the form of a share dividend which was effected on June 24, 1997. All share and per share amounts have been retroactively adjusted to reflect this split.

   The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

                                                    Year ended December 31,
                                                    -----------------------
                                                     1998    1997    1996
                                                    ------- ------- -------
Numerator used for both basic and diluted earnings
 (loss) per share                                   $15,450 $10,336 $  (948)
                                                    ======= ======= =======
Denominator for basic earnings per share--
 Weighted average shares outstanding                 20,349  15,948  10,566
                                                    ======= ======= =======
Denominator for diluted earnings per share:
  Denominator for basic earnings per share           20,349  15,948  10,566
  Effect of dilutive securities:
    Employee share options                              958   1,350     --
    Warrants                                            --        3     --
    Convertible Preferred Shares                        --    1,711     --
                                                    ------- ------- -------
                                                     21,307  19,012  10,566
                                                    ======= ======= =======
Basic earnings (loss) per share                     $  0.76 $  0.65 $ (0.09)
                                                    ======= ======= =======
Diluted earnings (loss) per share                   $  0.73 $  0.54 $ (0.09)
                                                    ======= ======= =======

   During 1996, options, warrants and Preferred Shares to purchase or convert into 4,818,00 of Ordinary Shares were outstanding but were not included in the computation of diluted earnings per share as the effect would be antidilutive.

 New Accounting Standards

   As of January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of SFAS 130 had no impact on the Company's net income or shareholders' equity. SFAS 130 requires unrealized gains or losses on the Company's available-for-sale securities, which prior to adoption were reported separately in shareholders' equity, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of SFAS 130.

   Effective January 1, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 superseded FASB Statement No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of SFAS 131 did not affect results of operations or financial position, but did affect the disclosure of geographic information.

   In March 1998, the AICPA issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed For or Obtained for Internal Use" (the "SOP"). The Company plans to adopt the SOP on January 1, 1999. The SOP will require the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal use. The Company currently expenses such costs as incurred. The adoption of the new SOP will not have a material impact on the Company's consolidated results of operations, financial position or cash flows.

   In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which is required to be adopted in years beginning after June 15, 1999. The Company does not use derivatives and does not expect more than minimal use in the future. As such, the adoption of SFAS 133 will not have a significant effect on earnings or the financial position of the Company.

2. Available-for-Sale-Securities

   The fair value and the amortized cost of available-for-sale securities at December 31, 1998 and 1997 are presented in the following tables (in thousands):

                                              December 31, 1998
                                  -----------------------------------------
                                            Unrealized Unrealized Estimated
                                  Amortized  Holding    Holding     Fair
                                    Cost      Gains      Losses     Value
                                  --------- ---------- ---------- ---------
Corporate debt securities         $ 37,907     $ 83       $ (8)   $ 37,982
Debt securities of states of the
 United States and political
 subdivisions of the states         15,524       34        --       15,558
Israel government securities        11,942       88        (42)     11,988
                                  --------     ----       ----    --------
                                  $ 65,373     $205       $(50)   $ 65,528
                                  ========     ====       ====    ========
Reported as:
  Cash equivalents                $ 24,690     $--        $--     $ 24,690
  Short-term investments            40,683      205        (50)     40,838
                                  --------     ----       ----    --------
                                  $ 65,373     $205       $(50)   $ 65,528
                                  ========     ====       ====    ========
                                              December 31, 1997
                                  -----------------------------------------
                                            Unrealized Unrealized Estimated
                                  Amortized  Holding    Holding     Fair
                                    Cost      Gains      Losses     Value
                                  --------- ---------- ---------- ---------
Corporate debt securities         $ 45,765     $  2       $(17)   $ 45,750
Debt securities of states of the
 United States and political
 subdivisions of the states          1,002      --         --        1,002
Bank time deposits                   5,800      --         --        5,800
                                  --------     ----       ----    --------
                                  $ 52,567     $  2       $(17)   $ 52,552
                                  ========     ====       ====    ========
Reported as:
  Cash equivalents                $ 25,203     $--        $--     $ 25,203
  Short-term investments            27,364        2        (17)     27,349
                                  --------     ----       ----    --------
                                  $ 52,567     $  2       $(17)   $ 52,552
                                  ========     ====       ====    ========

   The contractual maturities of available-for-sales debt securities classified as short-term investments at December 31, 1998 are as follows (in thousands):

                                                Amortized   Fair
                                                  Cost     Value
                                                --------- --------
      Due in one year or less                   $  7,372  $  7,414
      Due after one year through three years      24,683    24,788
      Due after three years through five years     8,628     8,636
                                                --------  --------
                                                $ 40,683  $ 40,838
                                                ========  ========

   Proceeds from the sale of available-for-sale securities were approximately $1,934,000 for the year ended December 31, 1998. The Company realized a net gain of approximately $11,000 from the sale of available-for-sale securities for the year ended December 31, 1998. The Company had no sales of available-for-sale securities in the years ended December 31, 1997 and 1996.

3. Property and Equipment

   Property and equipment consists of the following (in thousands):

                                      December 31,
                                     ----------------
                                      1998     1997
                                     -------  -------
      Computer equipment             $ 5,728  $ 3,199
      Furniture, fixtures and other    2,095    1,140
                                     -------  -------
                                       7,823    4,339
      Accumulated depreciation        (3,007)  (1,372)
                                     -------  -------
                                     $ 4,816  $ 2,967
                                     =======  =======

4. Financing Arrangement

   The Company's financing arrangements consist of bank loans and shareholder loans. Total long-term debt was $134,000 and $308,000, at December 31, 1998 and 1997, respectively. The loans are linked to the Israeli Consumer Price Index ("CPI") or to the U.S. dollar and bear a weighted average interest rate of 7.3% at December 31, 1998. These loans contain early repayment penalty clauses.

   Aggregate maturities of long-term debt as of December 31, 1998 were as follows (in thousands):

           1999  $ 128
           2000      6
                 -----
                 $ 134
                 =====

   The fair market value of the Company's long-term debt approximates the carrying value as of December 31, 1998 and 1997. Fair values were estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

   As of December 31, 1998, the bank has a lien against specific equipment with net book value of approximately $149,000.

5. Accrued and Other Liabilities

   Accrued and other liabilities consisted of the following (in thousands):

                                         December 31,
                                        ---------------
                                         1998    1997
                                        ------- -------
      Compensation and benefits         $ 2,710 $ 2,594
      Income and other tax authorities      901     687
      Other                               2,467   1,698
                                        ------- -------
                                        $ 6,078 $ 4,979
                                        ======= =======

6. Accrued Severance Liabilities

   The Company's liability for severance pay pursuant to Israeli law is fully provided for through insurance contracts and by accrual. Upon deposit of required amounts with the insurance contract carrier, the Company is released from the related liability and the risks are transferred to the insurance contract carrier. The net accrued severance pay liability reported in the balance sheet reflects the following (in thousands):

                                                   December
                                                      31,
                                                   ---------
                                                   1998 1997
                                                   ---- ----
      Accrued severance pay                        $832 $508
      Less amount funded                            549  298
                                                   ---- ----
      Unfunded portion, net accrued severance pay  $283 $210
                                                   ==== ====

   Severance expenses for the years ended December 31, 1998, 1997 and 1996 amounted to approximately $324,000, $257,000 and $232,000, respectively.

7. Commitments

 Research Grants

   The Company has participated in programs sponsored by the Israeli Government for the support of research and development activities. Through December 31, 1996, the Company had obtained grants from the Office of the Chief Scientist in the Israeli Ministry of Industry and Trade (the "OCS") aggregating approximately $838,000 for participation in a number of research and development projects. No additional grants were received in 1998 and 1997. The Company received grants of $215,000 in 1996. The terms of the grants from the OCS prohibit the transfer of technology developed pursuant to the terms of these grants to any person, without the prior written consent of the OCS. The Company is obligated to pay royalties to the OCS, amounting to 3%-5% of the sales of the products and other related revenues developed out of such projects, up to an amount equal to 100% of the grants received.

   Through December 31, 1998, the Company had paid or accrued royalties to the OCS in the aggregate amount of $634,000. Under certain circumstances, the royalty rates and/or the cap on maximum royalties may be significantly higher. Management believes that, based on the current regulations and the terms of the Company's approvals, the Company's royalty obligations will not exceed 100% of the amount of grants received.

 Lease Commitments

   The Company leases its facilities and other equipment under operating lease agreements. Aggregate future minimum annual payments under noncancelable operating leases as of December 31, 1998 were as follows (in thousands):

           1999        $   691
           2000            481
           2001            322
           2002            110
           2003             29
           Thereafter      --
                       -------
                       $ 1,633
                       =======


   Total rent expense for the years ended December 31, 1998, 1997 and 1996 was $384,000, $297,000 and $120,000, respectively.

8. Shareholders' Equity

 Initial Public Offering

   In July 1997, the Company completed an initial public offering of 3,450,000 shares of Ordinary Shares at a price of $17.00 per share. Warrants to purchase 225,000 Series B Convertible Preferred Shares were exercised prior to the initial public offering resulting in net proceeds to the Company of $1,050,000. Concurrent with the initial public offering, each of the 860,593 shares of Series B Convertible Preferred Shares and each of the 600,000 shares of Series D Convertible Preferred Shares outstanding were converted into 4,381,779 shares of the Company's Ordinary Shares. Net proceeds of the initial public offering were approximately $53.0 million.

 Share Repurchase Program

   In June 1998, the Company's wholly owned subsidiary, GTI, commenced a program to buy an aggregate of up to five percent of the Ordinary Shares of the Company. As of December 31, 1998, GTI acquired 227,600 shares for an aggregate purchase price of $2,203,000. Such repurchased Ordinary Shares are accounted for as treasury shares and result in a reduction of shareholders' equity. When treasury shares are reissued, the Company uses a last-in, first-out method and the excess of the repurchase cost over the reissuance price is treated as a reduction of retained earnings.

 Share Option Plans

   Prior to June 12, 1997, the Company granted options to purchase Ordinary Shares to certain of its employees and consultants outside of its option plans. One-quarter of the optioned shares vest one year from the date of grant and an additional 1/48th of the optioned shares vest each month thereafter.

   In June 1997, the Company's shareholders approved the Galileo Technology Ltd. 1997 Employees' Stock Option Plan (the "GTL Plan") under which the Company is authorized to issue options to purchase Ordinary Shares to its Israeli employees. Options granted under the GTL Plan expire eight years from the date of grant and are subject to earlier termination upon termination of the optionee's employment or other relationship with the Company. Unless otherwise determined by the Board of Directors, one half of the optioned shares vest two years from the date of grant and an additional 1/48th of the optioned shares vest each month thereafter. Ordinary Shares subject to outstanding options that expire or terminate prior to exercise will be available for future issuance under the GTL Plan. Subject to applicable laws, the Board of Directors may amend or modify the GTL Plan at any time. The GTL Plan will terminate in June 2005, unless sooner terminated by the Board of Directors.

   The Galileo Technology Ltd. 1997 GTI Stock Option Plan amended and restated the GTI Stock Option Plan (together, the "GTI Plan") under which the Company is authorized to issue options to purchase shares to its U.S. employees. The GTI Plan was approved by the Company's shareholders in June 1997. Ordinary Shares subject to outstanding options that expire or terminate prior to exercise will be available for future issuance under the GTI Plan.

   Under the GTI Plan, employees (including officers and directors) of GTI may, at the discretion of the Board of Directors, be granted incentive stock options to purchase Ordinary Shares at an exercise price not less than 100% of the fair market value of such shares on the date of grant. The exercise price for options to a 10% shareholder must not be less than 110% of the fair market value of such shares on the grant date. Non-statutory stock options granted pursuant to the GTI Plan must have an exercise price of not less than 85% of the fair market value of such shares on the date of grant. The Board of Directors has complete discretion to determine which eligible individuals are to receive stock option grants, the number of shares subject to each such grant, the status of any option as either an incentive option or a non-statutory option, the vesting schedule for each option and the maximum term for which each option is to remain outstanding. Unless otherwise determined by the Board of Directors, one quarter of the optioned shares vest one year from the date of the grant and an additional 1/48th of the optioned shares vest each month thereafter as long as the holder continues to be an employee or consultant of GTI or the Company.

   In August 1998, the Company's shareholders approved the Galileo Technology Ltd. 1998 Directors Stock Option Plan (the "Directors Plan") under which the Company is authorized to issue options to purchase Ordinary Shares to its nonemployee directors. Options granted under the Directors Plan expire ten years from the date of grant and are subject to earlier termination if the optionee ceases to be a director of the Company. Ordinary Shares subject to outstanding options that expire or terminate prior to exercise will be available for future issuance under the Directors Plan. The Directors Plan will terminate in June 2008.

   During 1998, the Company adopted two separate Option Exchange Programs to allow employees to exchange their out-of-the-money options for new options with an exercise price equal to the fair value of the Company's Ordinary Shares on the date of the exchange. The first program resulted in a total of approximately 664,000 options with a weighted average exercise price of $29.14 being exchanged for new options with an exercise price of $13.00. The second, subsequent program resulted in a total of approximately 1,187,000 options with a weighted average exercise price of $16.79 being exchanged for new options with an exercise price of $7.00. The new options will continue to vest in accordance with the option's original vesting schedule and cannot be exercised prior to one year from the date of the exchange. These programs are reflected in the following table as cancellation and grants.

   As of December 31, 1998, 6,359,656 Ordinary Shares are authorized for issuance under the GTL Plan, the GTI Plan, options and purchase rights granted outside of an option plan and options and purchase rights granted under the Trust Arrangement. Of these shares, 493,306 shares were available for future grant. The Board of Directors has appointed officers of the Company to determine the allocation of the shares between the plans.

   As of December 31, 1998, 100,000 Ordinary Shares are authorized for issuance under the Directors Plan. Of these shares, 50,000 shares were available for future grant.

   A summary of activity under the GTL Plan, the GTI Plan, Directors Plan, options and purchase rights granted outside of an option plan and options and purchase rights granted under the Trust Arrangement is as follows:

                                 Activity                 Outstanding
                          ----------------------- -----------------------------
                                                              Weighted Average
                            Share        Trust    Number of   Purchase/Exercise
                           Options    Arrangement   Shares          Price
                          ----------  ----------- ----------  -----------------
Balance, January 1, 1996      27,000   1,203,663   1,230,663       $ 0.020
Grant of purchase rights
 or options                  528,600     534,468   1,063,068       $ 0.266
                          ----------   ---------  ----------
Exercise of purchase
 rights or options               --      (15,000)    (15,000)      $ 0.001
Balance, December 31,
 1996                        555,600   1,723,131   2,278,731       $ 0.135
Grant of purchase rights
 or options                1,074,111      41,139   1,115,250       $17.510
Exercise of purchase
 rights or options          (114,551)   (230,246)   (344,797)      $ 0.092
Forfeited and cancelled      (28,500)        --      (28,500)      $ 5.045
                          ----------   ---------  ----------
Balance, December 31,
 1997                      1,486,660   1,534,024   3,020,684       $ 6.509
Grant of options           3,206,651         --    3,206,651       $12.068
Exercise of purchase
 rights or options          (281,862)   (438,915)   (720,777)      $ 2.436
                          ----------   ---------  ----------
Forfeited and cancelled   (1,891,514)        --   (1,891,514)      $21.080
Balance, December 31,
 1998                      2,519,935   1,095,109   3,615,044       $ 4.869
                          ==========   =========  ==========       =======
Exercisable at:
  December 31, 1998                                  940,477       $ 0.539
                                                  ==========       =======
  December 31, 1997                                1,057,318       $ 0.136
                                                  ==========       =======
  December 31, 1996                                  639,285       $ 0.014
                                                  ==========       =======

   The options and purchase rights outstanding at December 31, 1998 have been segregated into ranges of exercise prices as follows:

                               Outstanding                     Exercisable
                  ------------------------------------- -------------------------
                                    Weighted
                                     Average   Weighted                  Weighted
                     Number of      Remaining  Average     Number of     Average
Range of          Options/Purchase Contractual Exercise Options/Purchase Exercise
Exercise Prices        Rights         Life      Price        Rights       Price
---------------   ---------------- ----------- -------- ---------------- --------
$ 0.001--$ 0.293     1,405,592         5.1     $ 0.171      871,396       $0.126
$ 0.833--$ 5.000       262,038         7.7     $ 2.392       37,603       $3.384
$ 7.000              1,202,363         7.8     $ 7.000          --        $  --
$ 8.250--$11.250       673,200         8.3     $10.805       31,478       $8.568
$13.000--$23.250        71,851         8.2     $14.517          --        $  --
                     ---------                              -------
$ 0.001--$23.250     3,615,044         6.9     $ 4.869      940,477       $0.539
                     =========         ===     =======      =======       ======

   The weighted average fair value of purchase rights and options granted during 1998, 1997 and 1996 is $6.59, $9.15 and $0.86, respectively. In 1997, the Company granted 398,700 purchase rights or options at below deemed fair value with a weighted average exercise price of $2.30 and a weighted average fair value of $4.39. In 1996, the Company granted 1,063,068 purchase rights or options at below deemed fair value with a weighted average exercise price of $0.27 and a weighted average fair value of $0.86.

   In 1994 the Company's founder entered into stock option agreements with certain key employees. The founder granted these employees options to purchase 360,000 Ordinary Shares with an exercise price of $0.10 per share. One quarter of the optioned shares vest on November 1, 1995, and one quarter on each anniversary thereafter. The options have a 5 year term from November 1994. The optioned shares are owned by the founder and have been treated as compensatory options by the Company. As of December 31, 1998, none of these options have been exercised.

 Pro forma Disclosures

   Pro forma information regarding net income (loss) and earnings (loss) per share is required by SFAS 123, which also requires that the information be determined as if the Company had accounted for its employee share options granted subsequent to December 31, 1994 under the fair value method of that statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model using a graded vesting approach with the following assumptions for 1998, 1997 and 1996, risk-free interest rates of 5% to 6%; no dividend yield and a weighted-average expected life of the option of approximately 3 years for options granted in 1998 and approximately 4 years for options granted in 1997 and 1996, respectively. The volatility factor used for the expected market price of the Company's Ordinary Shares are 0.85, 0.71 and zero for 1998, 1997 and 1996.

   The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected share price volatility. Because the Company's employee share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee share options.

   For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands, except for per share information):

                                                      Year ended December 31,
                                                      -----------------------
                                                       1998    1997    1996
                                                      ------- ------- -------
Net income (loss) as reported                         $15,450 $10,336 $  (948)
Pro forma net income (loss)                           $ 9,907 $ 8,291 $  (768)
Pro forma earnings (loss) per share:
  Basic                                               $  0.49 $  0.52 $ (0.07)
  Diluted                                             $  0.48 $  0.44 $ (0.07)
Shares used in calculating pro forma earnings (loss)
 per share:
  Basic                                                20,349  15,948  10,566
  Diluted                                              20,764  18,864  10,566

 Employee Stock Purchase Plan

   On January 6, 1998, the shareholder's approved the Galileo Technology Ltd. 1997 Employee Stock Purchase Plan (the "Plan"). The Plan permits eligible employees to purchase shares at a price equal to 85% of the lower of the fair market value at the beginning or end of each offering period. The Company has initially reserved 100,000 shares of the Company's Ordinary Shares for issuance pursuant to this plan. At December 31, 1998, 28,194 shares have been issued under the Plan and 71,806 shares have been reserved for further issue. The number of shares reserved for issuance under the plan will increase by 105 percent of the number of shares purchased under the Plan in the previous calendar year. The increase will be effected each year on January 1, with the first increase to occur on January 1, 1999.

 Dividends

   In the event that cash dividends are declared in the future, such dividends will be paid in New Israeli Shekels. The Company does not intend to pay cash dividends in the foreseeable future.

 Ordinary Shares Reserved for Future Issuance

   As of December 31, 1998, approximately 3,135,047 Ordinary Shares are reserved for future issuance under the Company's share option plans and the Employee Stock Purchase Plan.

9. Nonqualified Deferred Compensation Plan

   During 1998, the Company adopted a nonqualified deferred compensation plan. The plan allows officers and certain other employees of the Company to defer all or part of their compensation, to be paid to the participants or their designated beneficiaries upon retirement, death or separation from the Company. The amount of compensation deferred and related investment earnings are held in an irrevocable rabbi trust and is included in other assets in the Company's balance sheet. The offsetting liability is included in other liabilities reflecting the amounts due employees.

10. Income Taxes

   The tax provision consists of the following (in thousands):

                       Year ended December 31,
                       --------------------------
                         1998     1997     1996
                       --------  -------  -------
      Current:
        United States  $  1,140  $   800  $   14
        Israel              --       --      --
                       --------  -------  ------
                          1,140      800      14
      Deferred:
        United States      (380)    (642)    --
        Israel              --       --      --
                       --------  -------  ------
                           (380)    (642)    --
                       ========  =======  ======
                       $    760  $   158  $   14
                       ========  =======  ======

   Tax benefits resulting from the exercise of nonqualified share options and the disqualifying dispositions of shares acquired under the Company's employee share option plans reduced United States taxes currently payable as shown above by approximately $738,000 and $132,000 for the years ended December 31, 1998 and 1997, respectively. Such benefit was credited to shareholders' equity.

   The Company has been granted "Approved Enterprise" status by the Israeli Government under the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"). The Approved Enterprise status will allow the Company a tax holiday on undistributed Israeli income. The benefits under these investment plans are scheduled to fully expire in 2006.

   In the event of distribution of cash dividends from income which is tax exempt due to the above, the Company would have to pay tax at the rate of 25% on an amount equal to the amount distributed. The Company currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business. The tax exempt income attributable to the Approved Enterprise can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company.

   The entitlement to the above tax holiday is conditional upon the Company's fulfilling the conditions stipulated by the Investment Law, regulations published thereunder and the instruments of approval for the specific investments in Approved Enterprises. In the event of a failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of CPI-adjustment differences and interest. The Company's management believes that the Company is in compliance with all of the required terms.

   Israeli taxable income not eligible for "Approved Enterprise" benefits mentioned above is taxed at the regular corporate tax rate of 36% in 1998, 1997 and 1996.

   Pretax income from foreign (U.S.) operations was $1,103,000 in 1998, $550,000 in 1997 and $4,000 in 1996.

   A reconciliation between the Company's effective tax rate and the Israeli statutory rate is as follows (in thousands):

                                                     Year ended December
                                                             31,
                                                    -----------------------
                                                     1998     1997    1996
                                                    -------  -------  -----
   Pretax income (loss)                             $16,210  $10,494  $(934)
   Statutory Israeli rate                                36%      36%    36%
   Expected tax (benefit)                           $ 5,836  $ 3,778  $(336)
   Net operating losses not benefited                   --       --     336
   "Approved Enterprise" benefit                     (5,836)  (3,778)   --
   United States tax on foreign (U.S.) operations,
    net                                                 760      158    --
   Other                                                --       --      14
                                                    -------  -------  -----
                                                      $ 760  $   158  $  14
                                                    =======  =======  =====

   The per share basic and diluted benefit of the Israeli "Approved Enterprise" benefit is $0.29 and $0.27, respectively for 1998 and $0.24 and $0.20, respectively, for 1997.

   Significant components of the Company's deferred tax assets are as follows (in thousands):

                                                            December 31,
                                                            -------------
                                                             1998   1997
                                                            ------  -----
      Deferred tax assets:
        Certain accrued expenses and reserves that are not
         currently
         deductible for income tax purposes                 $  731  $ 731
        Compensation expense not currently deductible          394    --
        Other, net                                             (46)    61
                                                            ------  -----
      Total deferred assets                                  1,079    792
      Valuation allowance                                      (56)  (150)
                                                            ------  -----
      Net deferred tax assets                               $1,023  $ 642
                                                            ======  =====

   The valuation allowance decreased by $94,000 and $100,000 during 1998 and 1997, respectively.

11. Geographic Information and Major Customers

   The Company and its subsidiaries operate in one segment, principally the definition, development and marketing of semiconductor devices for the data communication market. Operations in Israel include research and development and production contracting. Operations in the U.S. include marketing and sales. The following is a summary of operations within geographic areas (in thousands). Revenue is attributed to the geographic area in which the sale originates. Long-lived assets represent property and equipment, net and the Company's investment in Kepler Software Ltd.

                                         Year ended December 31,
                                         -----------------------
                                           1998    1997    1996
                                         -------- ------- ------
      Revenues from external customers:
        United States                     $51,589 $36,505 $6,337
        Israel                                 54     --     125
                                         -------- ------- ------
                                         $ 51,643 $36,505 $6,462
                                         ======== ======= ======
      Long-lived assets, net
        United States                    $    543 $   389
        Israel                              4,773   2,578
                                         -------- -------
                                         $  5,316 $ 2,967
                                         ======== =======

12. Related Party Transactions

   From the inception of the Company's operations, the founder has provided the Company with loans in the aggregate amount of $51,000. All such loans were repaid during 1998.

   In 1996, the Company purchased shares in Kepler Software Ltd. ("Kepler"). The Company's Chief Executive Officer and Chairman of the Board is also chairman of Kepler's Board of Directors. In December 1998, the Company made an additional investment of $500,000 through the purchase of preferred stock issued by Kepler. At December 31, 1998, the Company's ownership in Kepler was approximately 37.5%. The Company accounts for its investment in Kepler using the equity method of accounting. The Company's share of Kepler's net loss has been immaterial to date.

                SCHEDUELE II--VALUATION AND QUALIFYING ACCOUNTS

        COL. A             COL. B          COL. C           COL. D       COL. E
        ------           ---------- --------------------- ----------   ----------
                                          Additions
                                    ---------------------
                         Balance at Charged to Charged to              Balance at
                         Beginning  Costs and    Other                   End of
      Description        of Period   Expenses   Accounts  Deductions     Period
      -----------        ---------- ---------- ---------- ----------   ----------
Year ended December 31,
 1998:
Product return reserve     $  770     $  200     $ --       $(204)(2)    $  766
Accrued warranty costs        232         75       --         --            307
Allowance for doubtful
 accounts                     177         50       --         (20)(1)       207
                           ------     ------     -----      -----        ------
Total                      $1,179     $  325     $ --       $(224)       $1,280
                           ======     ======     =====      =====        ======
Year ended December 31,
 1997:
Product return reserve     $   75     $  695     $ --       $ --         $  770
Accrued warranty costs        --         232       --         --            232
Allowance for doubtful
 accounts                      18        159       --         --            177
                           ------     ------     -----      -----        ------
Total                      $   93     $1,086     $ --       $ --         $1,179
                           ======     ======     =====      =====        ======
Year ended December 31,
 1996:
Product return reserve     $  --      $   75     $ --       $ --         $   75
Accrued warranty costs        --         --        --         --            --
Allowance for doubtful
 accounts                      35        --        --         (17)(1)        18
                           ------     ------     -----      -----        ------
Total                      $   35     $   75     $ --       $ (17)       $   93
                           ======     ======     =====      =====        ======

--------
(1) Uncollectible accounts written off, net of recoveries.
(2) Product returns charged to the product return reserve.

                                                                     EXHIBIT 4.1

               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

   We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-63203) pertaining to the Galileo Technology Ltd. 1997 Employees' Stock Option Plan and Galileo Technology Ltd. 1997 GTI Stock Option Plan and in the Registration Statement (Form S-8 No. 333-63205) pertaining to the Galileo Technology Ltd. 1998 Nonemployee Directors' Stock Option Plan of our report dated January 18, 1999, with respect to the consolidated financial statements and schedule of Galileo Technology Ltd. included in the Annual Report (Form 20-F) for the year ended December 31, 1998.

                                          /s/ Ernst & Young LLP
                                          -------------------------------------

Palo Alto, California
April 15, 1999

                                   SIGNATURES

   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Galileo Technology LTD.

                                              /s/ George A. Hervey
                                          By: _________________________________
                                                     George A. Hervey,
                                             Sr. Vice President of Finance and
                                                  Chief Financial Officer

April 20, 1999