Form 20-F
period 1999-12-31
GALILEO TECHNOLOGY LTD
filed 2000-05-16
CIK 1041840

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

                  For the fiscal year ended December 31, 1999

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
                    (Address of principal executive offices)

   Securities registered or to be registered pursuant to Section 12(b) of the Act.

             Title of each class                 Name of each exchange on which registered
             -------------------                 -----------------------------------------
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

 Ordinary Shares, par value 0.01 New Israeli Shekels per share      41,989,908

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

                            Item 17 [_] Item 18 [X]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART I

Item 1. Description of Business.

Overview

   Galileo Technology Ltd. defines, develops and markets advanced digital semiconductor devices that perform critical functions for new-world converged network systems, in which voice, video, and data are handled seamlessly using Internet Protocol (IP) techniques. Galileo's core competencies utilized in making converged networks a reality include various LAN technologies, WAN technologies, and high performance CPU subsystem technologies. Time-to-market pressures, bandwidth constraints and the need for improved network management capabilities have forced network system vendors increasingly to transition from internally-developed solutions to third-party semiconductor devices that are highly-integrated, scalable, programmable and flexible and meet the demands of more technologically sophisticated networks. Galileo's highly integrated "communications systems on silicon" simplify the designs, reduce development risks and costs, and substantially improve time-to-market for manufacturers of data communications equipment.

   Galileo is organized around two principal product groups: Internetworking Products, which consists of system controllers and WAN communications controllers, and Switching Products, which consists of switched Ethernet controllers, switched Ethernet processors, and switched POS/ATM processors. Galileo Technology Ltd. is an international company with its headquarters in Moshav Manof, Israel and its business headquarters, Galileo Technology, Inc. ("GTI"), in San Jose, California.

   Galileo serves 100's of customers worldwide, including all datacom and telecom equipment leaders. Since both datacom and telecom systems leaders are actively working in the construction of new-world converged networks, Galileo has realized an important expansion of its customer base, which until recently consisted predominantly of the datacom market leaders.

   Galileo is a pioneer in the development of "communications systems on silicon," providing network system vendors with high-quality, cost-effective semiconductor devices that perform critical functions in their systems. Galileo's semiconductor devices are characterized by high-performance features and comply with established network standards. Accordingly, by utilizing Galileo's semiconductor devices, network system vendors can develop their products more rapidly than when they use their own semiconductor devices, thereby reducing their time-to-market and development risk and costs. Galileo's customers can also use the Company's semiconductor devices to develop a wide range of end-to-end network systems capable of spanning the price/performance spectrum, from entry-level sub $300 network systems to core infrastructure network systems costing hundreds of thousands of dollars.

   Galileo has developed several product families for communication system vendors that address the important subsystems in communication systems--the CPU subsystem, the LAN subsystem and the WAN subsystem. Furthermore, Galileo has developed highly integrated solutions that incorporate a mix of the technologies necessary to implement new- world converged networks, in which the handling of voice, video, and data is unified around IP techniques.

   Galileo is considered to be a world leader with some of the families that form its Internetworking products group, namely in the area of highly integrated system controllers that support the leading MIPS and PowerPC RISC processors. These products are used by several communications industry leaders, including Cabletron Systems Inc. ("Cabletron"), Cisco Systems, Inc. ("Cisco"), Ericsson LM telephone Company ("Ericsson"), and Lucent Technologies Inc. ("Lucent").

   The strong technical foundation established for the creation of the system controller products has been used to create an important line of WAN communications controllers, which is the other family forming the Internetworking products group. The Company introduced in 1997 a remote access controller co-defined with

Intel Corporation ("Intel"), a Galileo customer for this product. This product was augmented in 1998 to provide customers with additional CPU choices including MIPS, PowerPC, and Motorola's Coldfire, in addition to Intel's i960 and i486. The WAN technologies developed for this product contributed the balance of foundation technologies necessary to create the new Horizon line of powerful WAN communications controllers in 1999. The Horizon family consists of products that integrate most of the system blocks needed to implement converged voice/data routers. These products utilize all of the key technologies developed by Galileo, and when coupled with some of the leading RISC processors in the market, a full router is implemented.

   Galileo is considered to be an industry leader and pioneer in merchant switched Ethernet controllers, providing its customers with high-performance system solutions targeted at a wide range of cost/performance combinations. Galileo introduced the first merchant single chip Ethernet (10Mbps) switch controller in 1996. This was followed with the industry's first merchant Fast Ethernet (100Mbps) switch controller later in 1996. In 1998, Galileo introduced the first merchant solution for Gigabit Ethernet (1000Mbps) switches building on its second generation switch architecture GalNet(TM)-II. In 1999, Galileo introduced the state-of-the-art GalNet-3 family of switched Ethernet processors and switched Packet-Over-SONET/ATM processors. Galileo's Switching products can be used individually or can be cascaded using the Company's proprietary GalNet protocol to produce scalable, flexible switching systems. Switched Ethernet LAN controller customers include Cabletron, Cisco, Intel, Lucent, and Nortel.

   Galileo's products are supported by evaluation boards and reference designs which help accelerate its customers' development activities and time to market. Many of Galileo's products are based on industry standard building blocks such as the PCI bus, LVDS signaling, SDRAM memories, etc., to facilitate the Company's penetration of the communications market by making it easier for network system vendors to integrate Galileo's products into their systems. Galileo has developed close working relationships with several leading network system vendors, enabling the Company to define products meeting customer requirements and to achieve design wins in their new networking systems at the time of initial product definition.

Business Strategy

   Galileo's objective is to continue to develop "communications systems on silicon" that help converged-network system vendors to get to market quickly with high performance, cost-effective and scalable systems. Key elements of Galileo's strategy to continue to achieve this objective include the following:

 Focus on the High-Growth, Rapidly Evolving Converged-Network Markets.

   Galileo's strategy has naturally migrated to focus on one of the most promising segments of the high-growth communications market: converged-networks that carry voice, video, and data, across the LAN and WAN. Within these markets, the Company aims to deliver high-performance, feature-rich products to market segments that have achieved significant size and where the Company's products can be widely utilized. The communications market is characterized by rapid growth, intense time-to-market pressures and increasingly stringent performance requirements. The Company has focused on addressing the increasing demands of traditional network system vendors and new market entrants for high-performance, cost-effective network subsystem components. Galileo's product families are aimed at providing solutions to the technically demanding problems of these network system vendors. Galileo's strategy is to continue to focus on highly differentiated products that either anticipate demand or address existing demand, to expand the use of Galileo devices in a given network system by leveraging its established technology and systems expertise for new product development, and to target additional products across a customer's product line by taking advantage of its incumbent position as a supplier of valuable system building blocks.

 Provide System-Level Solutions to Optimize Performance.

   Galileo defines and develops highly-differentiated "communications systems on silicon" with a system perspective, combining the Company's strengths in system architecture and semiconductor design. The Company believes that this strategy distinguishes it from many competitors that design from a narrower component perspective. By designing products with consideration of the operating environment around them and the various hardware and software system issues that customers face, Galileo provides comprehensive system solutions that optimize the performance of network systems. Because Galileo's products are designed with a system perspective and are highly integrated and flexible, network system vendors can easily incorporate the Company's semiconductor devices into their systems, reduce their time-to-market and decrease their development risk and costs.

 Provide Flexible Semiconductor Devices that Enable Customers to Manufacture Systems Across the Price/Performance Spectrum.

   Galileo utilizes a modular approach as the foundation of its system level architecture, resulting in highly programmable products that can be easily and flexibly configured by system vendors. Accordingly, customers can cost-effectively and quickly produce a suite of products with a range of price/performance characteristics. For example, Galileo's proprietary GalNet protocol enables its customers to cascade the Company's switched Ethernet LAN controllers to produce a scalable product, depending upon their system requirements and target market. In 1998, this protocol was extended to the Company's GalNet-II switched Ethernet controllers, thereby preserving customer's investments in management software. Once again, in 1999, the protocol was extended to the new flagship GalNet-3 family. As a further demonstration of flexibility, GalNet-II and GalNet-3 products can be mixed in the same system and GalNet-II's software can be applied and expanded to the GalNet-3 products.

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

 Strengthen and Expand Customer Relationships.

   Galileo maintains a customer-oriented approach that stresses relationships with leading datacom and telecom OEMs and emphasizes strong customer input in the product definition process. Galileo has developed close working relationships with several leading system vendors, enabling the Company to achieve design wins in new systems at the time of initial product definition. Beyond the design stage, Galileo's field application engineering group offers full service technical support and training. By working with customers throughout the entire product life-cycle, Galileo is able to gain insights into its customers' future plans and needs, identify emerging industry trends and consequently deliver high-performance, cost-effective products with wide market appeal.

 Maintain Technological Leadership.

   Galileo has assembled a team of engineers with considerable expertise in system architecture, product definition, semiconductor design, communications and network engineering. This engineering team is a pioneer in the development of "communications systems on silicon" and has developed many industry "first movers", including the industry's first merchant single chip Ethernet switch. An important element of the strategy is the rapid expansion of the engineering team headcount, which is necessary to implement the many product ideas that emanate from the Product Definition and Marketing teams. The Company intends to continue as a leading provider of silicon components to the communications market by leveraging its engineering resources and proprietary technology to develop additional highly-differentiated products.

Customers and Products

   Galileo sells its products to communications OEMs around the world. A number of the leading manufacturers of data communications equipment have designed equipment that includes the Company's products. The Company's communications customers include:

   Alcatel                        D-Link Systems Inc.            Lucent Technologies Inc.
   Cabletron Systems, Inc.        Ericsson LM Telephone Company  Northern Telecom Inc.
   Accton Technology Corp.        Cisco Systems Inc.             Intel Corporation

   During 1999, sales to Cisco, D-Link and Accton, accounted for 22%, 14% and 13% of the Company's total net sales, respectively. The majority of sales to D-Link and Accton represented designs won by Galileo at companies such as Hewlett Packard, Nortel Networks, and Intel, which are designed and manufactured in Taiwan under Original Design and Manufacturing (ODM) contracts. During 1998, sales to Cisco accounted for 26% of the Company's total net sales. The Company currently has purchase agreements with a few of its largest customers. However, none of the Company's customer purchase agreements contains minimum purchase requirements. Customers purchase the Company's products pursuant to short-term purchase orders that may be canceled without charge if notice is given within an agreed-upon period. The Company's future success depends in significant part upon the decision of the Company's current and prospective customers to continue to purchase products from the Company. There is increasing consolidation within the Company's customer base. Accordingly, there can be no assurance that the Company's current customers will continue to place orders with the Company or that the Company will be able to obtain orders from new customers. See "Item 1--Description of Business--Risk Factors--Risks Relating to the Company--Customer Concentration."

   The Company's existing products--system controllers, WAN communications controllers, switched Ethernet controllers and processors, and switched POS/ATM processors--provide some of the key functionality of modern communications systems. Galileo also designs evaluation boards, and develops basic firmware and software, to provide applications support to its customers.

 Internetworking Products.

   System Controllers. Galileo's highly integrated system controllers can be combined with the leading embedded RISC microprocessors to form complete CPU subsystems. The Company's system controllers contain all the key control blocks needed to build high-performance 32-bit and 64-bit CPU subsystems (based on MIPS, Intel i960, or PowerPC microprocessors)--DRAM controller, peripheral device controller, DMA (direct memory access) engines, timers, PCI interface(s), interrupt controllers, etc. These system controllers provide system designers with the ability to match their CPU performance to the targeted overall system price/performance by simply changing CPUs. An additional advantage to OEMs using Galileo system controllers over internally developed solutions is that new products are generally software-compatible with older generations--supporting fast development time by re-using software which might otherwise need to be re-developed.

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

   The majority of design wins for Galileo's system controllers are in communications applications. These applications include switches, routers (LAN-WAN edge routers and enterprise routers) and various telecom applications. Other markets in which Galileo has a strong presence include intelligent PC add-in cards, host applications (thin clients, digital set to boxes) and Storage Area Networks (SAN). Galileo identified the PowerPC platform as a growing market in 1998 and introduced its first system controllers that support it in 1999. These products have been well received by the market and have garnered multiple design wins amongst datacom and telecom world leaders.

   Galileo currently offers system controllers at typical per unit book prices ranging from $15 to $68 for an order of 10,000 units. High volume discounts are applied for larger quantities. There can be no assurance, however, that these per unit prices will not decline in the future. See "Item 1--Description of Business--Risk Factors--Risks Relating to the Company--Potential Fluctuations in Operating Results" and "Item 9--Management's Discussion and Analysis of Financial Condition and Results of Operations."

   WAN Communication Controllers. Galileo's WAN communications controllers integrate all the key building blocks necessary to provide access from the LAN to the WAN, essentially creating a router subsystem when coupled with a RISC microprocessor. These WAN communications controllers span from the value segment GT-96010A, used today in production SOHO routers, to the recently introduced high-performance Horizon family. In general, these products enable data routing between Ethernet and various WAN technologies, such as ISDN, T1/E1, T3/E3, Frame Relay and xDSL technologies. The Company intends to continue investing in the development of WAN communications controllers, using its state-of-the-art system controller and switching technologies as contributed building blocks to further the sophistication and capabilities of these products. The Company currently offers its WAN communication controllers at a typical per unit book prices ranging from $25.00 to $120.00 for an order of 10,000 units. There can be no assurance, however, that this per unit price will not decline in the future. See "Item 1--Description of Business--Risk Factors--Risks Relating to the Company--Potential Fluctuations in Operating Results" and "Item 9--Management's Discussion and Analysis of Financial Condition and Results of Operations."

 Switching Products.

   Switched Ethernet Controllers and Processors. Galileo is considered to be the pioneer and an industry leader in switched Ethernet controllers and processors, in terms of established customers and breadth of product offerings. In 1999, the Company introduced its third and fourth generation families of switched Ethernet controllers, the latter being the award-winning GalNet 3 family of Layer 3/4/5 switched processors, which expands Galileo's switched technology to the areas of Packet-Over-SONET (POS) and ATM. A chronology of Galileo's switched Ethernet families shows the depth of architectural understanding and expertise required to be an effective participant in this market.

   GalNet(TM): Galileo's first generation of switched Ethernet controllers. Based on the Company's proprietary GalNet architecture, this family consists of 4 products: the GT-48001A (8-port 10Mbps), GT-48002A (2-port 10/100Mbps Fast Ethernet), GT-48004A (4-port 10/100Mbps Fast Ethernet), and the GT-48006A (2-port 10/100Mbps Fast Ethernet). Except for the GT-48006A, these products may be easily combined into system applications by using the integrated standard PCI bus as a communications I/O channel. The GalNet family did not garner significant new designs during 1999, and mostly produced legacy revenue from systems that were designed between 1996 and 1998. An exception to this was the GT-48006A, which continued as a very active part. The GT-48006A is most often found in system products known as "Dual Speed Repeaters" providing the necessary bridge between 10Mbps and 100Mbps Ethernet LANs, and more recently in HomePNA applications.

   Galaxy(TM): The Galaxy family of switched Ethernet controllers represents the second generation of Galileo switches. It provides highly integrated solutions for combinations of 10Mbps Ethernet and 10/100Mbps Fast Ethernet applications. Currently there are three products in the family, the GT-48207 (unmanaged 8-port 10Mbps + 2-port 10/100Mbps Fast Ethernet), GT-48208 (managed 8-port 10Mbps + 2-port 10/100Mbps Fast Ethernet), and the GT-48212 (managed 12-port 10Mbps + 2-port 10/100Mbps Fast Ethernet). These devices may be used stand-alone, or combined to form combinations such as 16-port 10Mbps + 2-port 10/100Mbps or 24-port 10Mbps + 2-port 10/100Mbps systems. The devices may be used without a system CPU (unmanaged) or with a low-cost external CPU (managed) to build systems supporting VLANs, RMON, IP Multicast, and other feature-rich networking applications.

   GalNet-II(TM): Introduced in 1998, GalNet-II represents the Company's third generation of switched Ethernet controllers, and was the Company's most successful product family in 1999. With 21-products in its portfolio, GalNet-II supports all Ethernet network speeds from standard 10Mbps to 1000Mbps Gigabit Ethernet, and provides unprecedented levels of end-system variations, price/performance points, and advanced features. GalNet-II further supports products targeting a wide variety of end markets, including small-office home-office (SOHO), workgroup, and chassis/enterprise switching solutions. GalNet-II Switches can range in port density from one to 32 ports of Gigabit Ethernet, or 8 ports to 256 ports of Fast Ethernet, or combinations of Fast and Gigabit. The product family also includes devices supporting the most recently adopted IEEE standards for VLANs, priority queuing for multimedia support, and switch traffic flow control.

   GalNet-II products departed from Galileo's original GalNet family by implementing a proprietary chip-to chip communications channel called "G.Link". G.Link provides much higher communications bandwidth between switch controllers than the PCI bus used in the GalNet family, and facilitates the use of "G.Link Crossbar Switches" to provide switch system expansion, management CPU interfacing, and system stacking, as well as interface to other networking architectures and protocols. Current products in the GalNet-II family include:

 G.Link Crossbar Switches:

     GT-48300: Provides 4 G.Link ports with one PCI port for interfacing with a management CPU subsystem or other system components.

     GT-48301: Similar to the GT-48300, the GT-48301 provides 4 G.Link ports but no PCI port.

     GT-48302: A higher density version of the GT-48300, the GT-48302 provides 8 G.Link ports and one PCI port.

     GT-48302A: A higher speed, lower cost version of the GT-48302, provides 8 G.Link ports and one PCI port.

     GT-48303A: Provides 6 G.Link ports and one PCI port.

 GalNet-II Switched Ethernet Controllers:

 Fast Ethernet:

     GT-48310: Provides 8 Fast Ethernet ports with a high-performance switch engine supporting an advanced suite of switch management functions, including IP Multicast, IEEE 802.1Q VLANs, priority queuing via the IEEE 802.1p protocol, and Layer 3 protocol filtering as well as standard' management features such as spanning tree and RMON.

     GT-48310A: A higher performance version of the GT-48310, supports the RMII standard of connectivity to physical layer devices.

     GT-48310B: A lower cost version of the GT-48310A.

     GT-48311: A sub-set of the GT-48310, the GT-48311 provides the same switch functionality with a reduced management feature set, targeting cost-sensitive managed switch applications.

     GT-48310A: A higher performance version of the GT-48311, supports the RMII standard of connectivity to physical layer devices.

     GT-48310B: A lower cost version of the GT-48311A.

     GT-48312: Provides a high-performance and expandable 8-port Fast Ethernet switch without management support for low-cost workgroup switches with many combinations of Fast and Gigabit Ethernet ports.

     GT-48312A: A higher performance version of the GT-48312, supports the RMII standard of connectivity to physical layer devices.

     GT-48312B: A lower cost version of the GT-48312A.

     GT-48313: A low cost member of the GalNet-II family, the GT-48313 is not expandable and only supports 8-ports of Fast Ethernet switching.

     GT-48314: The lowest cost 8-port non-expandable member of the family, reduces the need for external buffer memories to only one, and supports the RMII standard of connectivity to physical layer devices.

     GT-48315: A low cost 5-port non-expandable member of the family, reduces the need for external buffer memories to only one, and provides the 5th port with an MII interface.

 Gigabit Ethernet:

     GT-48320: The industry's first merchant Gigabit Ethernet Switch controller, the GT-48320 provides a single port of Gigabit Ethernet (1000Mbps) with a G.Link port for switch expansion and management I/O. It supports all of the advanced management feature set found in the GT-48310.

     GT-48320A: A higher performance version of the GT-48320. This device works with both fiber optics and twisted pair copper physical layer devices.

     GT-48322A: Provides a high-performance and expandable 8-port Fast Ethernet switch without management support for low-cost workgroup switches with many combinations of Fast and Gigabit Ethernet ports, or for pure Gigabit switches.

 Accessories:

     GT-48330: This is a low cost G.Link-to-CPU bridge device, which enables the management of a GalNet2 or GalNet2+ system via a low cost 8- or 16-bit microcontroller or microprocessor.

     GT-48331: This device bridges communications between an original G.Link interface and a faster G.Link+ interface, while providing CRC and retransmission for higher reliability stacking.

   GalNet-3(TM): Introduced in 1999, GalNet-3 is the most ambitious project at Galileo to date. It represents the Company's fourth generation of switched Ethernet controllers, and is targeted at converged networks. It consists of Ethernet, Packet-Over-SONET (POS), and ATM products. The family uses the same principles of modularity and flexibility that Galileo devised for the GalNet-II family. The existing crossbar chips can be used to build GalNet-3 systems, which means that GalNet-II and GalNet-3 products can be mixed in the same system. This provides attractive paths for Layer 2 to Layer 3-and-above migrations. GalNet-3 is targeted at Enterprise switches, Metropolitan Area Networks, and Internet Core network equipment. Various new derivative members of this family will be introduced in 2000.

 GalNet-3 Switched Processors:

 Ethernet

     GT-48510: Provides 8 Fast Ethernet ports with support for Layer2/3/4/5, including IP/IPX routing, one of the most advanced Flow Classifiers in the industry, and an external hardware interface (EHI) for the customer to add his own value-added hardware differentiation. First Layer 2/3/4/5 switched Ethernet processor to offer guaranteed Availability of Service (AOS(TM)).

     GT-48520: Provides 1-port of Gigabit Ethernet with support for Layer2/3/4/5, including IP/IPX routing, one of the most advanced Flow Classifiers in the industry, and an external hardware interface (EHI) for the customer to add his own value-added hardware differentiation. First Layer 2/3/4/5 switched Ethernet processor to offer guaranteed Availability of Service (AOS(TM)).

 Packet-Over-SONET (POS) and ATM

     GT-48540: Provides 1-port of POS of up to OC-12c or ATM 622Mbps. It supports Layer 2/3/4/5, including IP/IPX routing, one of the most advanced Flow Classifiers in the industry, and an external hardware interface (EHI) for the customer to add his own value-added hardware differentiation.

   Switched controllers and processors are offered at typical per unit book prices ranging from $10 to $150 for an order of 10,000 units. There can be no assurance, however, that these per unit prices will not decline in the future. See "Item 1--Description of Business--Risk Factors--Risks Relating to the Company--Potential Fluctuations in Operating Results" and "Item 9-- Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Evaluation Boards. To facilitate the adoption of its semiconductor devices, the Company designs system-level evaluation boards that closely resemble actual end products or subsystems within them. The Company's evaluation boards include basic hardware and firmware that enable customers to expedite their designs by using the evaluation boards as a reference or by incorporating portions of the firmware into their own code. These boards are used as evaluation and development vehicles for each semiconductor device designed by the Company. As the Company's engineering team designs and debugs these boards, they must consider system problems similar to the ones that customers may face in their product development. The Company also offers customers the option of detailed design reviews of their schematics prior to fabrication, which can reduce their time-to-market.

Technology

   Galileo is a pioneer in the development of cost-effective "communications systems on silicon." The Company offers both the core logic that resides next to the RISC microprocessor and some of the key LAN and WAN subsystems. The ability to implement these functions proficiently is predicated on various proprietary core technologies and intellectual property that the Company possesses.

   Advanced Algorithms. The Company uses both proprietary and industry standard algorithms to implement some of the most distinctive features in its products. For example, Galileo's proprietary address recognition algorithm permits the proper identification and handling of incoming Ethernet packets at full-wire speed, while replacing expensive, fast SRAMs or content addressable memories ("CAMs") with inexpensive DRAMs. This algorithm is used in all of Galileo's switched Ethernet LAN controllers and in the Company's newer WAN communications controllers. This algorithm enables these products to recognize between 8,000 and 64,000 distinct Ethernet addresses--depending on the product--and to manage the traffic for entire network segments. The Company has also licensed proprietary algorithms from third parties and integrated them into the Company's products to provide highly differentiated solutions. For example, Galileo licenses the HP-EASE packet sampling technology from Hewlett-Packard, making Galileo the only supplier of Ethernet switches with such network monitoring and diagnostics capabilities. In addition to HP-EASE support, many of Galileo's switched Ethernet LAN controllers include the hardware-assist to support remote networking monitoring ("RMON").

   System Architecture. Galileo's architects, designers, technical marketing engineers and applications engineers have broad knowledge of communications system architectures and advanced microprocessors. Using such system expertise, the Company is able to develop semiconductor devices that address the system requirements of modern communications equipment. Galileo's system-level approach considers the various components in a system, enabling the Company to anticipate and evaluate effectively the various systems issues and tradeoffs that its customers will face when designing the end equipment. This helps Galileo to partition its devices properly and to attain appropriate levels of integration. A system-level approach also results in modular offerings: a device may operate on a stand-alone basis as a complete basic system or various devices may be interconnected to form a more complex system.

   Internet Protocol Knowledge. Galileo's intimate knowledge and market leadership in Ethernet and Internet Protocol (IP) technologies is an important asset in the area of converged networks. After many years of debate as to what technology would be most appropriate to implement new-world converged networks that not only carry data, but also voice and video, IP technologies have been widely selected as the core technologies for such implementations. The result of this is that the worldwide networks that separately carry voice and data today are being re-architected into one unified converged network that uses IP technologies at its core. Galileo's GalNet-3 family exemplifies the implementation of a state-of -the-art set of products that uses IP technologies to deliver a comprehensive solution for networks where it is critical to effectively carry multiple types of media, to guarantee Quality of Service, to bill for services and establish service level agreements, to provide redundancy for high reliability, and to effectively bridge to other technologies like Packet-Over-SONET and ATM. Galileo's IP technology is especially attractive to telecommunications customers, who traditionally have not emphasized the development of this type of technology in-house.

   Design Methodology. The Company's design methodology utilizes advanced computer aided design ("CAD") tools for implementation, logic verification, synthesis and layout of its semiconductor devices. Galileo designs its products using Verilog, a high-level design language, and standard cell libraries from its fabricators for logic synthesis. Galileo verifies its designs at both the Verilog level and gate level, using standard and proprietary software tools. The Company also conducts system-level simulations in which the software model of a new device interacts with models of the devices with which it will interface in a typical system in order to test system-level operability. These simulations are often conducted with key customers that provide extensive feedback to the Company's design team. As a result, Galileo has successfully designed products highly functional on first silicon. In many cases the products are also production worthy. Galileo uses a technique called Formal Verification, which it believes increases customer confidence in complex designs by reducing the probability of hard-to-find defects. The layout of the Company's advanced semiconductor devices is conducted in-house, using state-of-the-art tools that result in competitive compact die sizes and high frequency operation.

   Complex Function Library. Galileo has developed a rich library of complex functional blocks that provides the Company with an intellectual property base for new designs. The Company's design is achieved with high-level language and in modular fashion. This modular approach facilitates the re-use of complex blocks in new designs, reducing Galileo's product development cycles. The Company believes that a rich library of complex functions is required to compete effectively in the market, especially in terms of cost and development cycles and with process geometry of 0.35 micron or less. Galileo expects that its library of multiple CPU interfaces, memory and device controllers, high-performance DMA controllers, PCI interfaces, switching engines, Ethernet, Fast Ethernet, and Gigabit controllers, Packet-Over-SONET controllers, time-division multiplexers, HDLC controllers, proprietary algorithms and other such functions will enable it to take advantage of these state-of-the-art semiconductor processes.

Competition

   The communications market into which the Company sells its products is intensely competitive and is subject to frequent product introductions with improved price/performance characteristics, rapid technological change, unit ASP erosion and continued emergence of new industry standards. The semiconductor industry is also intensely competitive and is characterized by rapid technological change, product obsolescence and unit ASP erosion. The Company expects competition to increase in the future from existing competitors and from companies that may enter the Company's existing or future markets, including certain current customers, with similar or substitute solutions that may be less costly or provide better performance or features than the Company's products. To be successful in the future, Galileo must continue to respond promptly and effectively to changing customer performance, feature and pricing requirements, technological change and competitors' innovations. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially adversely affect the Company's business, financial condition and results of operations.

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

   Third-party merchant competitors vary in the scope of the products and services they offer. Many large companies develop and market network components. In the market for system controllers, the Company's competitors include NEC Corp. with respect to the MIPS microprocessor, and Motorola and IBM with respect to the Power PC microprocessor. Galileo's switched Ethernet LAN controllers compete with products from companies such as Broadcom Corporation, MMC Networks, and Allayer Technologies Corporation. The Company's WAN communications controllers compete directly with products from companies such as Motorola, Inc., Siemens A.G., and PMC-Sierra Inc. In addition, the Company expects increased competition in the future from other emerging and established companies.

   Several of Galileo's current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, technical, marketing and other resources than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than the Company. In addition, current and potential competitors may determine, for strategic reasons, to consolidate, to lower the price of their products substantially or to bundle their products with other products. Current and potential competitors have established or may establish financial or strategic relationships among themselves or with existing or potential customers, resellers or other third parties. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share. There can be no assurance that the Company will be able to compete successfully against current and future competitors. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would materially adversely affect the Company's business, financial condition and results of operations. See "Item 1-- Description of Business--Risk Factors--Risks Relating to the Company--Intense Competition" and "--Dependence on Growth of Outsourcing."

   Galileo believes that its ability to compete successfully depends on a number of factors, both within and outside of its control, including the price, performance and quality of the Company's and its competitors' products, the timing and success of new product and feature introductions by the Company, its customers and its competitors, the emergence of new standards in the communications industry, the development of technical innovations, the ability to obtain adequate foundry capacity and sources of raw materials, the efficiency of production, the rate at which the Company's customers design the Company's products into their products, the number and nature of the Company's competitors in a given market, the assertion of intellectual property rights and general market and economic conditions. For these and other reasons, there can be no assurance that the Company will be able to compete successfully in the future.

Sales, Marketing and Technical Support

   Galileo markets and sells its products around the world primarily through a selected team of manufacturers' representatives, stocking representatives and distributors. Manufacturers' representatives service the North American market. Insight Electronics, a national distributor, also services the North American customer base.

   Outside North America, the Company has engaged stocking representatives that normally act as distributors but occasionally act as commissioned representatives with respect to large volume orders. The Company's international network includes representatives in many countries in Europe and Asia Pacific. The Company continues to develop relationships with new distributors and representatives and the Company is unable to predict the extent to which some of these distributors and representatives will be successful in marketing and selling the Company's products. Moreover, many of its distributors also market and sell competing products. The State of Israel is serviced directly by the Company. The Company maintains direct sales offices in San Jose, Boston, Austin, London and Tel-Aviv. See "Item 1-- Description of Business--Risk Factors--Risks Relating to the Company-- Dependence on Third-Party Distribution."

   Sales to North America represented approximately 50%, 51% and 51% of total net sales for the years ended December 31, 1999, 1998 and 1997, respectively. Sales to Asia represented approximately 35%, 32% and 24% of total net sales for the years ended December 31, 1999, 1998 and 1997, respectively. Sales to Europe and Israel, combined, represented approximately 15%, 17% and 26% of total net sales for the years ended December 31, 1999, 1998 and 1997, respectively.

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

   Galileo believes that providing network system vendors with comprehensive product service and support is critical to maintaining a competitive position in the data communications market. The Company works closely with its customers to monitor the performance of its product designs and to provide application design support and assistance. Galileo provides support at each stage of product development. During the design phase, Galileo sells software simulation models of each semiconductor device, in Verilog language, which allow customers to simulate their entire system before committing it to a PC board. The Company also offers a line of evaluation boards which contain subsystems that are representative of a typical customer design. These boards enable customers to evaluate a semiconductor device, as well as hardware design and software development functions, without significant development effort on their part, thereby facilitating decision making and eventual rapid time-to-market. Galileo believes that close contact with these customers allows the Company to tailor its products to the market and technical needs defined by key OEMs. Understanding its customers' particular networking problems enables the Company to design and develop solutions in its next generation products.

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

   As of December 31, 1999, the Company's research and development staff consisted of 194 employees, all of whom were located in Israel and most of whom held engineering or other advanced technical degrees. The

Company's gross research and development expenditures in 1999, 1998 and 1997 were approximately $16.6 million, $10.7 million, and $6.2 million, respectively. The Company expects that it will continue to commit substantial resources to research and development in the future. See "Item 9--Management's Discussion and Analysis of Financial Condition and Results of Operations-- Results of Operations--Research and Development Expenses."

   The markets for the Company's products are characterized by rapidly changing technologies, evolving and competing industry standards, changes in customer needs, emerging competition, new product introductions and rapid product obsolescence. The Company's future success will depend, in part, on its ability to use leading technologies effectively, to continue to develop its technical expertise, to maintain close working relationships with its key customers in order to develop new products that meet changing customer needs, to advertise and market its products, and to influence and respond to changing industry standards and other technological changes on a timely and cost-effective basis. See "Item 1--Description of Business--Risk Factors--Risks Relating to the Company--Rapid Technological Change; Necessity to Develop and Introduce New Products."

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

   In 1999, Galileo subcontracted approximately 90% of its semiconductor manufacturing to Taiwan Semiconductor Manufacturing Company ("TSMC"). The balance, representing the manufacturing of one system controller product, was subcontracted out primarily to Samsung in South Korea. During 2000, it is expected that the Company will continue to contract out approximately 90% of the Company's production to TSMC. All of TSMC's and Samsung's production consists of CMOS products. During 1999, the Company discontinued purchasing an older product from Temic. Most of the products supplied by TSMC to the Company in 1999 were manufactured on eight-inch wafers. Galileo selects its manufacturing vendors in large part due to their conformance with international standards of quality and their compatibility with state-of-the-art CAD tools used by Galileo. Primarily all of the Company's products are expected to be single-source manufactured for the foreseeable future.

   Galileo uses mainstream processes for the manufacturing of its products, instead of depending on the latest process, which typically has both availability and technical risks associated with it. The Company is able to follow this "n-1" approach because its main value-added resides in the differentiated architecture and functionality of its products. While the Company still manufactures some older established products in 0.5 micron geometry, most of Galileo's products are currently fabricated in 0.35 micron geometry. The Company believes that the transitioning of its products to increasingly smaller geometries, like 0.25 micron and 0.18 micron, will be important for the Company to remain competitive. No assurance can be given that future process migration will be achieved without difficulty.

   Galileo's design methodology includes the use of standard cell libraries provided by vendors of ASIC technology, rather than the use of its own libraries. The Company is a customer of the ASIC division of TSMC, which provides turnkey services similar to those of other leading ASIC vendors. This strategy permits the Company to concentrate its resources on the design of products, instead of creating and maintaining an in-house cell library.

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

   Many participants in the semiconductor and communications industries have a significant number of patents and have frequently demonstrated a readiness to commence litigation based on allegations of patent and other intellectual property infringement. Although the Company is not aware of any claim of infringement or misappropriation against the Company, there can be no assurance that third parties will not assert such claims in the future with respect to the Company's current or future products. The Company expects that companies will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Responding to such claims, regardless of merit, could cause product shipment delays or require the Company to enter into royalty or licensing arrangements. Any such claims could also lead to time-consuming, protracted and costly litigation which would require significant expenditures of time, capital and other resources by the Company and its management. Moreover, no assurance can be given that any necessary royalty or licensing agreement will be available or that, if available, such agreement could be obtained on commercially reasonable terms. See "Item 1--Description of Business--Risk Factors--Risks Relating to the Company--Limited Protection of Intellectual Property and Proprietary Rights" and "Business--Technology."

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

   Third-party merchant competitors vary in the scope of the products and services they offer. Many large companies develop and market network components. In the market for system controllers, the Company's competitors include NEC Corp. with respect to the MIPS microprocessor, several small companies with respect to the Intel i960 microprocessor, and Motorola and IBM with respect to the Power PC microprocessor. Galileo's switched Ethernet LAN controllers compete with products from companies such as Broadcom Corporation, MMC Networks, Allayer Technologies Corporation, I-Cube, Inc., and PMC-Sierra, Inc. The Company's remote access WAN controller competes directly with products from Motorola, Inc., Siemens A.G. and Temic Semiconductors ("Temic"). In addition, the Company expects increased competition in the future from other emerging and established companies.

   Customer Concentration. To date, a small number of customers have accounted for a majority of the Company's net sales. The Company expects that revenues from the sale of its products to a limited number of customers will continue to account for a significant percentage of its net sales for the foreseeable future. In addition, a limited number of large OEMs account for a majority of purchasers in the data communications market, and the Company's success will be dependent upon its ability to establish and maintain relationships with these customers. The Company currently has purchase agreements with a few of its larger customers. None of the Company's customer purchase agreements contains minimum purchase requirements. Customers purchase the Company's products pursuant to short-term purchase orders that may be canceled without charge if notice is given within an agreed-upon period. The loss of any one of the Company's major customers would have a material adverse effect on the Company's business, financial condition and results of operations. The Company's future success depends in significant part upon the decision of the Company's current and prospective customers to continue to purchase products from the Company. There is increasing consolidation within the Company's customer base. Accordingly, there can be no assurance that the Company's current customers will continue to place orders with the Company or that the Company will be able to obtain orders from new customers. If orders by current customers are canceled, decreased or delayed or the Company fails to obtain significant orders from new customers, the Company's business, financial condition and results of operations would be materially adversely affected.

   Product Concentration; Broad Market Acceptance of Products. The Company currently derives substantially all of its net sales from its system controllers and switched Ethernet LAN controllers, and the Company expects that net sales from these products will continue to account for a substantial portion of the Company's net sales for the foreseeable future. The Company's future performance will also depend in part on its ability to successfully develop, introduce and market new and enhanced products at competitive prices. Broad market acceptance of these products is, therefore, critical to the Company's future success. Factors that may affect the market acceptance of the Company's products include the market acceptance of network switching products, the price, functionality and availability of competing products and technologies, and the success of the sales efforts of the Company and its customers. There can be no assurance that the Company will be able to develop products that will attain broad market acceptance. Failure of the Company's products to achieve broad market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

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

   Dependence on Third-Party Distribution. The Company sells its products to customers primarily through distributors and manufacturers' representatives. The Company's relationships with many of its distributors and manufacturers' representatives have been established within the last three years, and the Company is unable to predict the extent to which some of these distributors and manufacturers' representatives will be successful in marketing and selling the Company's products. Moreover, many of its distributors also market and sell competing products. Manufacturers' representatives and distributors may terminate their relationships with the Company at any time. The Company's future performance will also depend, in part, on its ability to attract additional distributors or manufacturers' representatives that will be able to market and support the Company's products effectively, especially in markets in which the Company has not previously distributed its products. There can be no assurance that the Company will retain its current distributors or manufacturers' representatives or that it will be able to recruit additional or replacement distributors or manufacturers' representatives. The loss of one or more of the Company's distributors or manufacturers' representatives could have a material adverse effect on the Company's business, financial condition and results of operations. The Company generally realizes a higher gross margin on direct sales and from sales through manufacturers' representatives than on sales through distributors. Accordingly, if the Company's distributors were to account for an increased portion of the Company's net sales, its gross margin would decline. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

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

   Dependence on Tax Benefits. The Company receives certain tax benefits through operating in Israel, particularly as a result of the "Approved Enterprise" status of most of the Company's existing facilities. To be eligible for these tax benefits, the Company must continue to meet certain conditions, including making certain investments in fixed assets in Israel. The Company believes that it is in compliance with all applicable conditions. If the Company fails to meet such conditions in the future, the tax benefits could be canceled and the Company would be required to refund the tax benefits already received with the addition of the Israeli CPI linkage adjustment and interest. There can be no assurance that these tax benefits will be continued in the future at their current levels or at any level. Israeli authorities have indicated that the government may reduce or eliminate these benefits in the future. The termination or reduction of certain tax benefits would have a material adverse effect on the Company's business, financial condition and results of operations. The Company may, from time to time, submit requests for expansion of its Approved Enterprise programs or for new programs. No assurance can be given that any such requests will be approved. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Item 2. Description of Property.

   Galileo's corporate and technical headquarters are located in Moshav Manof, Israel, and its worldwide business center is located at GTI in San Jose, California. The facility in Moshav Manof consists of an aggregate of approximately 10,800 square feet. The Company also leases two other facilities as satellite design centers. One of these is on the premises of the Technion, Israel Institute of Technology (the "Technion") and the other is in Lod, a suburb of Tel Aviv. These centers occupy an aggregate of approximately 4,500 square feet.

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

Item 4. Control of Registrant.

   The following table sets forth certain information regarding the beneficial ownership of the Company's ordinary shares as of March 20, 2000 by (1) each person who is known by the Company to be the owner of more than ten percent of its outstanding ordinary shares and (2) by the officers and directors of the Company as a group. As of March 20, 2000, 42,410,019 of the Company's ordinary shares were issued and outstanding.

                                                           Amount   Percent of
                                                           Owned      Class
                                                         ---------- ----------
      Avigdor Willenz                                     8,806,478       20.8%
      All directors and officers as a group (9 persons)  10,823,914       25.5%

Item 5. Nature of Trading Market.

   The Company's ordinary shares have traded publicly on The Nasdaq Stock Market since July 29, 1997. On February 26, 1999, the Company trading symbol on Nasdaq was changed to "GALT" from "GALTF".

   The following table lists the high and low closing sales prices for the Company's ordinary shares, for the periods indicated, as reported by The Nasdaq Stock Market:

                         High   Low
                        ------ ------
      1998:
        First Quarter   $20.75 $14.13
        Second Quarter  $16.82 $ 4.94
        Third Quarter   $ 7.25 $ 4.75
        Fourth Quarter  $13.50 $ 3.50
      1999:
        First Quarter   $14.63 $ 9.06
        Second Quarter  $22.81 $10.94
        Third Quarter   $32.88 $22.50
        Fourth Quarter  $29.44 $18.38

   On March 20, 2000 the last reported price of the Company's ordinary shares on The Nasdaq Stock Market was $19.63 per share. On March 20, 1999, there were approximately 14,600 holders of record of the Company's ordinary shares.

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

   Any Israeli withholding tax imposed on dividends paid to a U.S. Holder will be a foreign income tax eligible for credit against such U.S. Holder's U.S. federal income tax liability subject to certain limitations under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income (or, alternatively, for deduction against income in determining such tax liability). Generally, the foreign tax credit is limited to the same proportion of U.S. tax on worldwide income that taxable income from sources outside the U.S. bears to taxable income from both U.S. and foreign sources. Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years. Other restrictions on the foreign tax credit include a general prohibition on the use of the credit to reduce liability for the U.S. individual and corporation alternative minimum taxes by more than 90% and an allowance of foreign tax credits for alternative minimum tax purposes only to the extent of foreign-source alternative minimum taxable income. See "Item 7--Israeli Taxation and Foreign Exchange Regulations--Taxation of Non-Residents."

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

Tax Status of the Company for U.S. Federal Income Tax Purposes

   Passive Foreign Investment Company. If the Company were deemed to be a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes, any gain recognized by a U.S. Holder upon the sale of ordinary shares (or the receipt of certain distributions) wo uld be treated as ordinary income, such income would be allocated over such U.S. Holder's holding period for such ordinary shares and an interest charge would be imposed on the amount of deferred tax on such income which is allocated to prior taxable years. Generally, the Company will be treated as a PFIC for any tax year if, in such tax year or any prior tax year, either (i) 75% or more of its gross income is passive in nature, or (ii) on average, 50% or more of its assets (by value) produce or are held for the production of passive income. The Company does not believe it satisfies either of the tests for PFIC status for any tax year to date and it expects that the majority of its assets will continue to generate sufficient levels of income to avoid PFIC treatment for U.S. federal income tax purposes. However, since the determination whether the Company is a PFIC will be made annually based on facts and circumstances that, to some extent, may be beyond the Company's control, there can be no assurance that the Company will not become a PFIC at some time in the future. If the Company were determined to be a PFIC, however, a U.S. Holder could elect to treat his or her ordinary shares as an interest in a qualified electing fund (a "QEF Election"), in which case, the U.S. Holder would be required to include in income currently his or her proportionate share of the Company's earnings and profits in years in which the Company is a PFIC whether or not distributions of such earnings and profits are actually made to such U.S. Holder, but any gain subsequently recognized upon the sale by such U.S. Holder of his or her ordinary shares generally would be taxed as a capital gain. See "Sale or Exchange of ordinary shares" above. The Company will notify U.S. Holders if it believes it will be treated as a PFIC for any tax year in order to enable U.S. Holders to consider whether to make a QEF Election. In addition, the Company will comply with the applicable information reporting requirements for U.S. Holders to make a QEF Election. U.S. Holders should consult with their own tax advisers regarding the eligibility, manner and advisability of making a QEF Election if the Company is treated as a PFIC.

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

Law for the Encouragement of Capital Investments, 1959

   The Company's first investment plan was granted Approved Enterprise status on October 10, 1993 under the Law for the Encouragement of Capital Investments, 1959, as amended (the "Investment Law"). The Company's first investment plan of $221,000 in fixed assets was completed in April 1996 and the Company received a final approval from the Investment Center of the Ministry of Industry and Commerce of the State of Israel (the "Investment Center"). The Company's second investment plan of $2,050,000 in fixed assets was completed in December 1997. The Company's third investment plan of $8,815,000 in fixed assets was completed in November 1999. As of December 31, 1999, the Company received approval for its fourth investment plan. Under the fourth investment plan, the Company agreed to invest approximately $15,000,000, of which $544,000 was invested as of December 31, 1999. See "Item 9--Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--Provision for Income Taxes."

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

   For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares by United States residents, see "-- Capital Gains Tax."

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

Item 8. Selected Consolidated Financial Data.

   The selected consolidated statement of operations data for each of the three years in the period ended December 31, 1999 and the consolidated balance sheet data at December 31, 1999 and 1998 are derived from the audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated statement of operations data for the years ended December 31, 1996 and 1995 and the consolidated balance sheet data at December 31, 1997, 1996 and 1995 are derived from audited consolidated financial statements not included in this Annual Report. The data have been derived from financial statements that have been prepared in accordance with accounting principles generally accepted in the United States and should be read in conjunction with the consolidated financial statements, related notes thereto and "Item 9--Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                                          Year ended December 31,
                                   ---------------------------------------
                                    1999    1998    1997    1996    1995
                                   ------- ------- ------- ------  -------
                                   (in thousands, except per share data)
Statement of Operations Data:
Net Sales                          $79,717 $51,643 $36,505 $6,462  $   843
Cost of sales                       28,041  19,272  13,561  3,012      298
                                   ------- ------- ------- ------  -------
Gross profit                        51,676  32,371  22,944  3,450      545
Operating expenses:
  Research and development          16,633  10,656   6,234  2,828    1,391
  Sales and marketing                7,849   6,006   4,427  1,134      517
  General and administrative         4,374   3,653   3,345    586      297
                                   ------- ------- ------- ------  -------
    Total operating expenses        28,856  20,315  14,006  4,548    2,205
                                   ------- ------- ------- ------  -------
Operating income (loss)             22,820  12,056   8,938 (1,098)  (1,660)
Other income, net                    4,669   4,154   1,556    164       70
                                   ------- ------- ------- ------  -------
Income (loss) before provision
 for income taxes                   27,489  16,210  10,494   (934)  (1,590)
Provision for income taxes           1,380     760     158     14      --
                                   ------- ------- ------- ------  -------
Net income (loss)                  $26,109 $15,450 $10,336 $ (948) $(1,590)
                                   ======= ======= ======= ======  =======
Earnings (loss) per share:
  Basic                            $  0.63 $  0.38 $  0.32 $(0.04) $ (0.08)
                                   ======= ======= ======= ======  =======
  Diluted                          $  0.58 $  0.36 $  0.27 $(0.04) $ (0.08)
                                   ======= ======= ======= ======  =======
Shares used in computing earnings
 (loss) per share:
  Basic                             41,233  40,698  31,896 21,132   20,648
                                   ======= ======= ======= ======  =======
  Diluted                           44,845  42,614  38,024 21,132   20,648
                                   ======= ======= ======= ======  =======

                                                     December 31,
                                       ----------------------------------------
                                         1999     1998    1997    1996    1995
                                       -------- -------- ------- ------- ------
                                                    (in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term
 investments                           $105,653 $ 86,445 $71,236 $ 7,636 $3,156
Working capital                         112,038   84,445  70,372   6,143  2,674
Total assets                            140,738  102,921  82,492  12,712  4,209
Short-term borrowings                       --       128     228   2,221    339
Long-term debt                              --         6     131     250     29
Total shareholders' equity              121,305   89,799  72,998   7,366  3,155

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

Overview

   Galileo Technology Ltd. defines, develops and markets advanced digital semiconductor devices that perform critical functions for new-world converged network systems, in which voice, video and data are handled seamlessly using Internet Protocol (IP) techniques. Galileo's core competencies utilized in making converged networks a reality include various LAN technologies, WAN technologies and high performance CPU subsystem technologies. Time-to-market pressures, bandwidth constraints and the need for improved network management capabilities have forced network system vendors increasingly to transition from internally-developed solutions to third-party semiconductor devices that are highly-integrated, scalable, programmable and flexible and meet the demands of more technologically sophisticated networks. Galileo's highly integrated "communications systems on silicon" simplify the designs, reduce development risks and costs, and substantially improve time-to-market for manufacturers of data communications equipment.

   Galileo is organized around two principal product groups: Internetworking Products, which consists of system controllers and WAN communications controllers, and Switching Products, which consists of switched Ethernet controllers, switched Ethernet processors, and switched POS/ATM processors. Galileo Technology Ltd. is an international company with its headquarters in Moshav Manof, Israel and its business headquarters, Galileo Technology, Inc. ("GTI"), in San Jose, California.

   The Company believes that period-to-period comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. See "Risk Factors--Risks Relating to the Company--Potential Fluctuations in Operating Results." For the year ended December 31, 1999, five customers accounted for approximately 66% of the Company's net sales. The Company expects that it will continue to depend on a limited number of customers to generate a significant percentage of its net sales for the foreseeable future. See "Item 1--Description of Business--Risk Factors--Risks Relating to the Company--Customer Concentration" and "-- Dependence on OEMs."

Results of Operations

   The table below sets forth certain statement of operations data as a percentage of net sales for the years ended December 31, 1999, 1998 and 1997.

                                             Year ended
                                            December 31,
                                          -------------------
                                          1999   1998   1997
                                          -----  -----  -----
Net sales                                 100.0% 100.0% 100.0%
Cost of sales                              35.2   37.3   37.1
Gross profit                               64.8   62.7   62.9
Operating expenses:
  Research and development                 20.9   20.6   17.1
  Sales and marketing                       9.8   11.6   12.1
  General and administrative                5.5    7.1    9.2
                                          -----  -----  -----
    Total operating expenses               36.2   39.3   38.4
                                          -----  -----  -----
Operating income                           28.6   23.4   24.5
Other income (expense), net                 5.9    8.0    4.2
                                          -----  -----  -----
Income before provision for income taxes   34.5   31.4   28.7
Provision for income taxes                  1.7    1.5    0.4
                                          -----  -----  -----
Net income                                 32.8%  29.9%  28.3%
                                          =====  =====  =====

   Net Sales. Net sales to date have been derived primarily from the sale of system controllers and switched Ethernet LAN controllers. Net sales increased to $79.7 million in 1999 from $51.6 million in 1998 and $36.5 million in 1997. The key factor contributing to the growth of the Company's net sales in 1999 and 1998 was the increased demand for the Company's products, leading to higher volume shipments of the Company's switched Ethernet LAN controllers and system controllers partially offset by declining average selling prices. See "Item 1--Description of Business--Risk Factors--Risks Relating to the Company--Potential Fluctuations in Operating Results."

   Net sales, other than revenues from sales to distributors, are recorded when title transfers. Sales to distributors, which are made under agreements allowing price protection and right of return on products unsold by the distributor, are not recognized until the products are sold by the distributor. The Company accrues estimated sales returns for sales made to customers, other than distributors, and accrues warranty costs upon recognition of product sales. The Company has not experienced significant warranty claims to date.

   Sales to five customers accounted for approximately 66% and 59% and 54% of the Company's net sales in 1999, 1998 and 1997, respectively. The Company expects a significant portion of its future sales to remain concentrated within a limited number of strategic customers. There can be no assurance that the Company will be able to retain its strategic customers, that such customers will not cancel or reschedule orders or that, in the event they cancel orders, such orders will be replaced by other sales. The occurrence of any such events or the loss of a strategic customer would have a material adverse effect on the Company's operating results. See "Item 1--Description of Business--Risk Factors--Risks Relating to the Company--Customer Concentration" and "--Dependence on OEMs."

   Cost of Sales/Gross Profit. Cost of sales consists principally of the cost of purchased packaged semiconductor products from third party foundries, principally TSMC. Cost of sales increased to $28.0 million in 1999 from $19.3 million in 1998 and $13.6 million in 1997. The increases in 1999 and 1998 were due to increased sales of system controllers and switched Ethernet LAN controllers.

   The gross profit on net sales in 1999 increased to 64.8% from 62.7% in 1998. The gross margin on net sales in 1998 decreased slightly from the gross margin of 62.9% in 1997. The increase in the Company's gross margin on net sales during 1999 was primarily due to the increased percentage of net sales comprised of new products that generated higher gross margins and lower manufacturing costs. The Company anticipates that as these new products mature the average selling price ("ASP") for these products will decrease. Such declines in unit ASPs will lead to declines in the Company's overall gross margins, absent offsetting cost reductions or higher margins on new product introductions. During 1998, the Company experienced an overall decline in both its products' ASPs and its products' overall manufacturing costs as compared to 1997. The impact of these two factors were relatively proportionate resulting in stable gross margins in 1998 and 1997.

   Research and Development Expenses. Research and development expenses primarily consist of salaries and related costs of employees engaged in ongoing research, design and development activities, and subcontracting costs. Research and development expenses in 1999 increased to $16.6 million from $10.7 million in 1998 and $6.2 in 1997. As a percentage of net sales, research and development expenses were 20.9%, 20.6% and 17.1% in 1999, 1998 and 1997, respectively. The increase in research and development expenses in 1999, 1998 and 1997 reflects the addition of personnel, the increase in nonrecurring engineering and product verification expenses. The Company anticipates that research and development expenses will increase in absolute dollars.

   Sales and Marketing Expenses. Sales and marketing expenses are mainly comprised of commissions to sales representatives, employee-related expenses, trade exhibition and product marketing expenses. Sales and marketing expenses increased to $7.8 million in 1999 from $6.0 million in 1998 and $4.4 million in 1997. These increases were primarily due to personnel additions, increased sales commissions on higher sales and increased trade exhibition costs. Sales and marketing expenses as a percentage of net sales were 9.8%, 11.6% and 12.1% in 1999, 1998, and 1997, respectively. This decrease reflected higher levels of net sales in 1999 and 1998. The Company anticipates that sales and marketing expenses will increase in absolute dollars.

   General and Administrative Expenses. General and administrative expenses increased to $4.4 million from $3.7 million and $3.3 million in 1997. General and administrative expenses increased in absolute dollars as a result of additions in personnel, increased facility expenses and increases in legal and accounting fees. The Company anticipates that general and administrative expenses will increase in absolute dollars.

   Other Income (Expense), Net. Other income (expense), net increased to $4.7 million in 1999 from $4.2 million in 1998 and $1.6 million in 1997. The increases reflected higher interest income on higher average cash and short-term investment balances as a result of cash generated from operations and the Company's initial public offering completed in July 1997.

   Deferred Compensation. In connection with the grant of certain stock options to employees through July 1997, the Company recorded deferred compensation of approximately $3.0 million, representing the aggregate difference between the respective exercise prices of options at their date of grant and the deemed fair value for accounting purposes of the ordinary shares subject to such options. Such amount is presented as a reduction of shareholders' equity and is amortized over the vesting periods of the applicable options. Amortization of deferred compensation recorded for the years ended December 31, 1999, 1998 and 1997 was $509,000, $586,000 and
$617,000, respectively.

   Provision for Income Taxes. The provision for income taxes for 1999, 1998 and 1997 primarily consisted of the Company's United States income tax expense.

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

   The Company's pre-tax income from its U.S. operations is subject to U.S. taxation at U.S. statutory tax rates. However, the Company anticipates that most of its income will be generated from its Israeli operations and therefore its overall effective tax rate will be significantly lower than the U.S. statutory income tax rate. The pretax income from U.S. operations was $1,659,000 in 1999, $1,103,000 in 1998 and $550,000 in 1997.

   At December 31, 1999, the Company had a net deferred tax asset of $0.6 million. The Company believes the net deferred tax asset is realizable based upon current effected levels of future taxable income. The Company will continue to assess, on a quarterly basis, the realizability of the deferred tax assets based on actual and forecasted operating results.

Quarterly Results

   The following table presents unaudited quarterly financial information for each of the four quarters in the years ended December 31, 1999 and 1998. Such information has been prepared on the same basis as the Company's Consolidated Financial Statements.

                                               Quarter Ended
                               ---------------------------------------------
                               March 31, June 30, September 30, December 31,
                                 1999      1999       1999          1999
                               --------- -------- ------------- ------------
                                   (in thousands, except per share data)
Statement of Operations Data:
Net sales                       $15,152  $18,271     $22,024      $24,270
Gross profit                      9,705   12,024      14,404       15,543
Operating income                  4,009    5,374       6,311        7,108
Net income                        4,965    6,130       7,059        7,936
Earnings per share:
  Basic                         $  0.12  $  0.15     $  0.17      $  0.19
  Diluted                       $  0.11  $  0.14     $  0.16      $  0.18

                                               Quarter Ended
                               ---------------------------------------------
                               March 31, June 30, September 30, December 31,
                                 1998      1998       1998          1998
                               --------- -------- ------------- ------------
                                   (in thousands, except per share data)
Net sales                       $15,139  $11,359     $11,454      $13,691
Gross profit                      9,536    7,004       7,111        8,720
Operating income                  4,434    2,179       2,019        3,424
Net income                        5,241    3,109       2,853        4,247
Earnings per share:
  Basic                         $  0.13  $  0.08     $  0.07      $  0.10
  Diluted                       $  0.12  $  0.07     $  0.07      $  0.10

Liquidity and Capital Resources

   Cash, cash equivalents and short-term investments were $105.7 million and $86.4 million at December 31, 1999 and 1998, respectively. The Company generated net cash from operations of $22.6 million, $20.4 million and $13.4 million in 1999, 1998 and 1997, respectively. Net cash generated from operations in 1999, 1998 and 1997 consisted primarily of net income plus increases in accounts payable and accrued liabilities offset by increases in accounts receivable and inventories. Investing activities reflected purchases of property and equipment of $7.4 million, $3.5 million and $2.3 million in 1999, 1998 and 1997, respectively. Continued expansion of the Company's business may require higher levels of capital equipment purchases. Financing activities provided cash of $4.3 million in 1999 and $52.5 million in 1997 and used $0.4 million in 1998. In 1999, the cash generated from financing activities was primarily generated from proceeds from the issuance of ordinary shares under the Company's employee share option and purchase plans. In June 1998, the Company's wholly owned subsidiary, GTI, commenced a program to buy an aggregate of up to five percent of the ordinary shares of the Company. During 1998, GTI acquired 455,200 shares for an aggregate purchase price of $2.2 million. During 1998, the cash used by GTI in purchasing these ordinary shares was offset by the cash received from the issuance of ordinary shares. The cash generated by financing operations in 1997 was primarily as a result of raising $53.0 million in net proceeds from the Company's initial public offering of its ordinary shares in July 1997.

   The Company uses an independent foundry, TSMC, to fabricate substantially all of its products, minimizing its need to invest in manufacturing equipment and to develop integrated circuit fabrication processes. As a result, the Company relies on TSMC to achieve acceptable manufacturing yields and to allocate to the Company a sufficient portion of foundry capacity to meet the Company's needs. See "Item 1--Business Description--Risk Factors--Risks Relating to the Company--Dependence on TSMC; Manufacturing Risks." This model allows the Company to avoid utilizing its capital resources for manufacturing facilities and work-in-process inventory, and allows the Company to focus substantially all of its resources on the definition, development and marketing of its products. The Company to date has ordered products from TSMC primarily based on forecasts from its customers of orders they intend to place for the Company's products. This manufacturing arrangement requires the Company to purchase inventory before it receives revenues from sales. Since the Company's customers may cancel orders without charge if notice is given within an agreed-upon period, the Company may incur expenses for inventory purchases that are not sold to customers. In the future, the Company may need to maintain higher levels of inventories to meet rapidly changing customer demands, which would place additional demands on the Company's working capital. See "Item 1--Business Description--Risk Factors--Risk Factors--Risks Relating to the Company--Dependence on OEMs."

   At December 31, 1999, the Company had $112.0 million in working capital. The Company's principal sources of liquidity at December 31, 1999 consisted of approximately $105.7 million in cash, cash equivalents and short-term investments. The Company believes that its existing cash, cash equivalents and short-term investments, together with any cash flows generated from its operations, will be sufficient to satisfy its working capital and capital expenditure requirements for at least the next 12 months.

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

   Most of the Company's sales and production costs are denominated in dollars. The Company's expenses that are denominated in NIS are principally payroll. Its expenses in NIS exceed its net sales received in NIS. The results of operations of the Company are adversely affected by increases in the rate of inflation in Israel when such increases are not offset by a corresponding devaluation of the NIS against the U.S. dollar. If the rate of inflation in Israel exceeds the rate of devaluation of the U.S. dollar against the NIS, the Company may experience an increase in the cost of its operations in dollar terms, relating primarily to the cost of salaries in Israel that are paid in NIS partially linked to the CPI in Israel. Such increases have not materially adversely affected the Company's results of operations in such periods, although there can be no assurance that there will not be a material adverse effect on the Company's business, operating results and financial condition in the future should this pattern recur. See "Item 1--Description of Business-- Risk Factors--Risks Relating to Operations in Israel--Inflation and Currency Fluctuations."

Item 9. Quantitative and Qualitative Disclosures About Market Risk

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

   To perform sensitivity analysis, the Company assesses the risk of loss in fair values from the impact of hypothetical changes in interest rates and foreign currency exchange rates on market sensitive instruments. The market values for interest risk are computed based on the present value of future cash flows as impacted by the changes in rates attributable to the market risk being measured. The discount rates used for the present value computations were selected based on market interest rates in effect at December 31, 1999 and 1998. The market values for foreign exchange risk are computed based on spot rates in effect at December 31, 1999 and 1998. The market values that result from these computations are compared to the market values of these financial instruments at December 31, 1999 and 1998. The differences in this comparison are the hypothetical gains or losses associated with each type of risk.

   The results of the sensitivity analysis are as follows:

     Interest Rate Risk: A 10% decrease or a 10% increase in the levels of interest rates with all other variables held constant would not materially affect the earnings, cash flow and fair value of the Company's financial instruments at December 31, 1999 and 1998.

     Foreign Currency Exchange Rate Risk: A 10% movement in levels of foreign currency exchange rates against the U.S. dollar with all other variables held constant would not materially affect the earnings, cash flow and fair value of the Company's financial instruments at December 31, 1999 and 1998.

Item 10. Directors and Officers of Registrant.

   The following table sets forth certain information with respect to the directors and executive officers of the Company as of March 20, 2000:

Name                Age                            Position
----                ---                            --------
Avigdor Willenz(1)   43 Chief Executive Officer and Chairman of the Board of Directors
Manuel Alba          44 President of GTI and Director
Ed Rodriguez         42 Chief Operating Officer
George A. Hervey     52 Senior Vice President and Chief Financial Officer
David Shemla         40 Vice President of Product Definition
Eliaz Lavi           43 Vice President of Operations, Quality & Reliability
Menachem Schwartz    48 Vice President of Computer Aided Design
Matty Karp(1)(2)     50 Director
Christopher J.          Director
 Schaepe(1)(2)       35

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

   Mr. Rodriguez joined the Company in May 1999 as Senior Vice President and Chief Operating Officer. Prior to joining the Company, Mr. Rodriguez was Vice President and General Manager of the Datacom Division of Cypress Semiconductor Corporation from 1998 to 1999. Prior to working at Cypress Semiconductor Corporation, Mr. Rodriguez spent 17 years at National Semiconductor Corporation, most recently as Vice President and General Manager of the Networking Products Division. He holds a B.S.E.E and M.S.E.E from the University of Miami.

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

   The aggregate direct remuneration paid by the Company and GTI to all directors and executive officers (9 persons) in 1999 was approximately $987,000. During 1999, the Company set aside an aggregate amount of approximately $125,000 to provide for pension, retirement or similar benefits for all directors and executive officers. As of December 31, 1999, the Company accrued severance benefits for the same group in the aggregate amount of approximately $218,000. As of December 31, 1999, directors and executive officers of the Company (9 persons) held stock options to purchase an aggregate of 2,197,692 ordinary shares.

   There are no employment agreements between the Company and any of its officers or directors.

Item 12. Options to Purchase Securities from Registrant or Subsidiaries.

   At March 20, 2000, options and purchase rights to purchase a total of 7,744,291 ordinary shares were outstanding at exercise prices ranging from $0.001 to $29.06 and with expiration dates ranging from 2003 to 2010. At March 20, 2000, an independent trustee (the "Trust Arrangement") held 997,016 of the Company's ordinary shares. The shares under the Trust Arrangement are restricted for use under individual share purchase agreements and share options to employees and consultants. At March 20, 1999, the persons named in
Item 10 as a group (9 persons) held options to acquire 2,247,910 ordinary shares. Reference is also made to the information contained in Item 4 above.

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

Item 16. Changes in Securities and Changes in Security for Registered
Securities.

   Not applicable.

                                    PART IV

Item 17. Financial Statements.

   The Company has responded to Item 18.

Item 18. Financial Statements

   Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report on Form 20-F.

Item 19. Financial Statements and Exhibits

   (a) (1) Financial Statements:

  Report of Ernst & Young LLP, Independent Auditors                         38
  Consolidated Balance Sheets as of December 31, 1999 and 1998              39
  Consolidated Statements of Operations for each of the three years in the
   period ended December 31, 1999                                           40
  Consolidated Statement of Shareholders' Equity for the three year period
   ended December 31, 1999                                                  41
  Consolidated Statements of Cash Flows for each of the three years in the
   period ended December 31, 1999                                           42
  Notes to Consolidated Financial Statements                                43

   (a) (2) Financial Statement Schedules:

   The following financial statement schedule of Galileo Technology Ltd. for each of the three years in the period ended December 31, 1999 is filed as part of the Annual Report and should be read in conjunction with the consolidated financial statements of Galileo Technology Ltd.

  Schedule II--Valuation and Qualifying Accounts                            55

   Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

   (b) Exhibits

  Exhibit 4.1--Consent of Ernst & Young LLP, Independent Auditors
  Exhibit 27.1--Financial Data Schedule

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Galileo Technology Ltd.

   We have audited the accompanying consolidated balance sheets of Galileo Technology Ltd. as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. Our audits also included the financial statement schedule listed in the Index at Item 19(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Galileo Technology Ltd. at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ Ernst & Young LLP

Palo Alto, California
January 14, 2000
except for Note 12, as to which the date is February 29, 2000

                            GALILEO TECHNOLOGY LTD.

                          CONSOLIDATED BALANCE SHEETS
         (U.S. dollars, in thousands, except share and per share data)

                                                            December 31,
                                                          ------------------
                                                            1999      1998
                                                          --------  --------
                         ASSETS
Current assets:
  Cash and cash equivalents                               $ 42,648  $ 45,607
  Short-term investments                                    63,005    40,838
  Accounts receivable, net of allowances of $203 in 1999
   and $207 in 1998                                         12,523     5,207
  Inventories                                                8,094     2,851
  Prepaid expenses and other assets                          3,049     1,745
                                                          --------  --------
    Total current assets                                   129,319    96,248

Other assets                                                 2,031     1,857
Property and equipment, net                                  9,388     4,816
                                                          --------  --------
    Total assets                                          $140,738  $102,921
                                                          ========  ========

          LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                        $  6,495  $  4,826
  Accrued and other current liabilities                      8,969     6,078
  Deferred income                                            1,817       771
  Current maturities of long-term debt                         --        128
                                                          --------  --------
    Total current liabilities                               17,281    11,803

Accrued severance pay                                          500       283
Long-term debt                                                 --          6
Other liabilities                                            1,652     1,030

Commitments

Shareholders' equity:
  Ordinary Shares--nominal value approximately $0.003 per
   share; at amounts paid in; 100,000,000 shares
   authorized; 41,989,908 and 40,953,118 shares issued
   and outstanding at December 31, 1999 and 1998,
   respectively                                             74,440    70,148
Treasury shares at cost; 305,376 Ordinary Shares at
 December 31, 1998                                             --     (1,451)
Deferred compensation                                         (432)     (941)
Accumulated other comprehensive income (loss)                 (124)      155
Retained earnings                                           47,421    21,888
                                                          --------  --------
Total shareholders' equity                                 121,305    89,799
                                                          --------  --------
Total liabilities and shareholders' equity                $140,738  $102,921
                                                          ========  ========

                            See accompanying notes.

                            GALILEO TECHNOLOGY LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              (U.S. dollars, in thousands, except per share data)

                                              Year ended December 31,
                                              -------------------------
                                               1999     1998     1997
                                              -------  -------  -------
Net sales                                     $79,717  $51,643  $36,505
Cost of sales                                  28,041   19,272   13,561
                                              -------  -------  -------
Gross profit                                   51,676   32,371   22,944
Operating expenses:
  Research and development                     16,633   10,656    6,234
  Sales and marketing                           7,849    6,006    4,427
  General and administrative                    4,374    3,653    3,345
                                              -------  -------  -------
    Total operating expenses                   28,856   20,315   14,006
                                              -------  -------  -------
Operating income                               22,820   12,056    8,938
Interest income                                 4,921    4,383    1,689
Interest and other expense                       (252)    (229)    (133)
                                              -------  -------  -------
Income before provision for income taxes       27,489   16,210   10,494
Provision for income taxes                      1,380      760      158
                                              -------  -------  -------
Net income                                    $26,109  $15,450  $10,336
                                              =======  =======  =======
Earnings per share:
  Basic                                       $  0.63  $  0.38  $  0.32
                                              =======  =======  =======
  Diluted                                     $  0.58  $  0.36  $  0.27
                                              =======  =======  =======
Shares used in computing earnings per share:
  Basic                                        41,233   40,698   31,896
                                              =======  =======  =======
  Diluted                                      44,845   42,614   38,024
                                              =======  =======  =======


                            See accompanying notes.

                            GALILEO TECHNOLOGY LTD.

                CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                (U.S. dollars, in thousands, except share data)

                                                            Ordinary                     Accumulated    Retained
                  Preferred Shares     Ordinary Shares   Treasury Shares                    Other       Earnings       Total
                  ------------------  ------------------ ----------------    Deferred   Comprehensive (Accumulated Shareholders'
                    Shares    Amount    Shares   Amount   Shares   Amount  Compensation Income (Loss)   Deficit)      Equity
                  ----------  ------  ---------- ------- --------  ------  ------------ ------------- ------------ -------------
Balance at
December 31,
1996               1,190,293  $7,723  24,518,376 $ 3,977      --   $  --     $(1,058)       $ --        $(3,276)     $  7,366
Comprehensive
income:
Other
comprehensive
income--change
in net
unrealized gain
(loss) on
available-for-
sale investments         --      --          --      --       --      --         --           (15)          --            (15)
Net income               --      --          --      --       --      --         --           --         10,336        10,336
                                                                                                                     --------
Comprehensive
income                   --      --          --      --       --      --         --           --            --         10,321
                                                                                                                     --------
Issuance of
Preferred
Shares, net of
issuance costs       270,300   1,450         --      --       --      --         --           --            --          1,450
Conversion of
Series B and D
Preferred Shares
into Ordinary
Shares            (1,460,593) (9,173)  8,763,558   9,173      --      --         --           --            --            --
Issuance of
Ordinary Shares          --      --       40,800     102      --      --         --           --            --            102
Issuance of
Ordinary Shares,
in conjunction
with the
Company's
initial public
offering, net of
issuance costs           --      --    6,900,000  52,981      --      --         --           --            --         52,981
Issuance of
Ordinary Shares
pursuant to
warrant exercise         --      --       30,994     --       --      --         --           --            --            --
Issuance of
Ordinary Shares
under share
option plans             --      --      229,102      29      --      --         --           --            --             29
Tax benefit of
stock option
transactions             --      --          --      132      --      --         --           --            --            132
Deferred
compensation
related to
certain options
granted to
employees prior
to the initial
public offering          --      --          --    1,086      --      --      (1,086)         --            --            --
Amortization of
deferred
compensation             --      --          --      --       --      --         617          --            --            617
                  ----------  ------  ---------- ------- --------  ------    -------        -----       -------      --------
Balance at
December 31,
1997                     --      --   40,482,830  67,480      --      --      (1,527)         (15)        7,060        72,998
Comprehensive
income:
Other
comprehensive
income--change
in net
unrealized gain
(loss) on
available-for-
sale investments         --      --          --      --       --      --         --           170           --            170
Net income               --      --          --      --       --      --         --           --         15,450        15,450
                                                                                                                     --------
Comprehensive
income                   --      --          --      --       --      --         --           --            --         15,620
                                                                                                                     --------
Purchase of
Treasury Shares
at cost                  --      --          --      --  (455,200) (2,203)       --           --            --         (2,203)
Issuance of
Ordinary Shares
under share
option and
employee stock
purchase plans           --      --      472,288   1,930  149,824     752        --           --           (622)        2,060
Tax benefit of
stock option
transactions             --      --          --      738      --      --         --           --            --            738
Amortization of
deferred
compensation             --      --          --      --       --      --         586          --            --            586
                  ----------  ------  ---------- ------- --------  ------    -------        -----       -------      --------
Balance at
December 31,
1998                     --      --   40,953,118  70,148 (305,376) (1,451)      (941)         155        21,888        89,799
Comprehensive
income:
Other
comprehensive
income--change
in net
unrealized gain
(loss) on
available-for-
sale investments         --      --          --      --       --      --         --          (279)          --           (279)
Net income               --      --          --      --       --      --         --           --         26,109        26,109
                                                                                                                     --------
Comprehensive
income                   --      --          --      --       --      --         --           --            --         25,830
                                                                                                                     --------
Issuance of
Ordinary Shares
under share
option and
employee stock
purchase plans           --      --    1,036,790   3,594  305,376   1,451        --           --           (576)        4,469
Tax benefit of
stock option
transactions             --      --          --      698      --      --         --           --            --            698
Amortization of
deferred
compensation             --      --          --      --       --      --         509          --            --            509
                  ----------  ------  ---------- ------- --------  ------    -------        -----       -------      --------
Balance at
December 31,
1999                     --   $  --   41,989,908 $74,440      --   $  --     $  (432)       $(124)      $47,421      $121,305
                  ==========  ======  ========== ======= ========  ======    =======        =====       =======      ========

                            See accompanying notes

                            GALILEO TECHNOLOGY LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                Increase (decrease) in cash and cash equivalents
                          (U.S. dollars, in thousands)

                                                 Year ended December 31,
                                                ----------------------------
                                                  1999      1998      1997
                                                --------  --------  --------
Cash flows from operating activities
Net income                                      $ 26,109  $ 15,450  $ 10,336
Adjustments to reconcile net income to net
 cash
 provided by operating activities:
  Depreciation                                     2,863     1,635       897
  Amortization of deferred compensation              509       586       617
  Change in deferred tax assets                      456      (380)     (642)
Changes in operating assets and liabilities:
  Accounts receivable                             (7,316)     (641)   (2,743)
  Inventories                                     (5,243)     (464)   (1,237)
  Prepaid expenses and other assets                 (697)     (356)     (174)
  Accounts payable                                 1,669     1,894       886
  Accrued and other current liabilities            2,891     1,837     4,392
  Deferred income                                  1,046      (243)    1,014
  Accrued severance pay                              217        73       100
  Other liabilities                                   83     1,030       --
                                                --------  --------  --------
Net cash provided by operating activities         22,587    20,421    13,446

Cash flows from investing activities
Purchases of short-term investments              (35,789)  (57,041)  (29,364)
Proceeds from sales and maturities of short-
 term investments                                 13,343    43,722     4,304
Purchases of property and equipment               (7,435)   (3,484)   (2,281)
Other assets                                         --     (1,530)      --
                                                --------  --------  --------
Net cash used in investing activities            (29,881)  (18,333)  (27,341)

Cash flows from financing activities
Proceeds from issuance of Preferred Shares           --        --      1,450
Proceeds from issuance of Ordinary Shares          4,469     2,060       131
Repurchase of Ordinary Treasury Shares               --     (2,203)      --
Proceeds from initial public offering                --        --     52,981
Proceeds from issuance of debt                       --        --      2,264
Repayment of debt                                   (134)     (225)   (4,376)
                                                --------  --------  --------
Net cash provided by (used in) financing
 activities                                        4,335      (368)   52,450
Net increase (decrease) in cash and cash
 equivalents                                      (2,959)    1,720    38,555
Cash and cash equivalents at beginning of year    45,607    43,887     5,332
                                                --------  --------  --------
Cash and cash equivalents at end of year        $ 42,648  $ 45,607  $ 43,887
                                                ========  ========  ========

Supplemental disclosure
Interest paid                                   $      4  $     15  $    133
                                                ========  ========  ========
Income taxes paid                               $      1  $    498  $    --
                                                ========  ========  ========

Noncash financing activities
Conversion of Preferred Shares to Ordinary
 Shares                                         $    --   $    --   $  9,173
                                                ========  ========  ========

                             See accompanying notes

                            GALILEO TECHNOLOGY LTD.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Significant Accounting Policies

 Organization and Basis of Presentation

   Galileo Technology Ltd. (the "Company") was incorporated under the laws of Israel in November 1992 and commenced operations in March 1993. The Company, together with its United States subsidiary, Galileo Technology, Inc. ("GTI"), a California corporation, and its United Kingdom subsidiary, Galileo Technology Europe Ltd., defines, develops and markets advanced digital semiconductor devices that perform critical functions for New World converged-network systems, in which voice, video, and data are handled seamlessly using Internet Protocol techniques.

   The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

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

 Nature of Operations and Related Concentrations

   The Company's sales are concentrated with a few customers. For 1999, five customers represented approximately 66% of the Company's net sales. The following provides information on sales to major customers which each constituted more than 10% of net sales. Sales to one customer represented 22%, 26% and 12% of net sales for 1999, 1998 and 1997, respectively. Sales to two other customers represented 13% and 12% of net sales for 1999. Sales to another customer represented 14% and 10% of net sales for 1999 and 1997, respectively. Sales to another customer represented 17% of net sales for 1997.

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

 Revenue Recognition

   Net sales represent revenues derived from sales of semiconductor devices including system controllers and switched Ethernet LAN controllers. Revenues from product sales to customers, other than sales to distributors, are recorded when title transfers. Sales to distributors, which are made under agreements allowing price protection and right of return on products unsold by the distributor, are not recognized until the products are sold by the distributor. The Company's anticipated profit on such distribution sales are recorded as deferred income.

                            GALILEO TECHNOLOGY LTD.

The Company accrues estimated sales returns for sales made to customers, other than distributors, and accrues warranty costs upon recognition of net sales. The Company has not experienced significant warranty claims to date.

 Research and Development

   Research and development costs are expensed as incurred, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 2, "Accounting for Research and Development Costs."

 Cash Equivalents and Short-Term Investments

   The Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be cash equivalents.

   Pursuant to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company's debt securities have been designated as available-for-sale. Available-for-sale securities are carried at fair value, which is determined based upon the quoted market prices of the securities, with unrealized gains and losses reported in accumulated other comprehensive income, a component of shareholders' equity. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in interest income. The Company views its available-for-sale portfolio as available for use in its current operations. Accordingly, the Company has classified all investments as short term, even though the stated maturity date may be one year or more from beyond the current balance sheet date. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

 Inventories

   Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first-out method. Substantially all of the inventories are finished goods.

 Property and Equipment

   Property and equipment is recorded at cost. Depreciation of property and equipment is recognized on the straight-line method over the estimated useful lives of the assets (generally from three to five years).

 Foreign Currency Transactions

   Monetary accounts maintained in currencies other than the dollar (principally cash and liabilities) are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and nonmonetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in current operations. The effect of foreign currency remeasurement was not significant in 1999, 1998 or 1997.

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

                            GALILEO TECHNOLOGY LTD.

 Accounting for Stock-Based Compensation

   The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee share options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") requires use of option valuation models that were not developed for use in valuing employee share options. Under APB 25, when the exercise price of the Company's employee share purchase rights or options equals the market price of the underlying ordinary shares on the date of the grant, no compensation expense is recognized.

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

 Earnings Per Share

   Earnings per share has been computed in accordance with the SFAS No. 128, "Earnings Per Share," which requires disclosure of basic and diluted earnings per share. Basic earnings per share has been computed using the weighted-average number of ordinary shares outstanding during the period and the conversion of convertible preferred stock from the original date of issuance. Basic earnings per share excludes any dilutive effects of options, shares subject to repurchase, warrants, and convertible securities. Diluted earnings per share includes the impact of potentially dilutive securities. Following the guidance given by the Securities and Exchange Commission ("SEC") in Staff Accounting Bulletin ("SAB") No. 98, ordinary shares and preferred shares that had been issued or granted for nominal consideration prior to the Company's initial public offering would be included in the calculation of basic and diluted earnings per share as if these shares had been outstanding for all periods presented. No such issuances or grants have been made.

   On June 12, 1997, the Company's shareholders approved a 3-for-1 ordinary share split in the form of a share dividend which was effected on June 24, 1997. On September 8, 1999, the Company's shareholders approved a 2-for-1 ordinary share split in the form of a share dividend which was effected on September 17, 1999. All share and per share amounts have been retroactively adjusted to reflect these splits.

   The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

                                                        Year ended December 31,
                                                        -----------------------
                                                         1999    1998    1997
                                                        ------- ------- -------
Numerator used for both basic and diluted earnings per
 share                                                  $26,109 $15,450 $10,336
                                                        ======= ======= =======
Denominator for basic earnings per share--
 Weighted average shares outstanding                     41,233  40,698  31,896
                                                        ======= ======= =======
Denominator for diluted earnings per share:
  Denominator for basic earnings per share               41,233  40,698  31,896
  Effect of dilutive securities:
    Employee share options                                3,612   1,916   2,700
    Warrants                                                --      --        6
    Convertible preferred shares                            --      --    3,422
                                                        ------- ------- -------
                                                         44,845  42,614  38,024
                                                        ======= ======= =======
Basic earnings per share                                $  0.63 $  0.38 $  0.32
                                                        ======= ======= =======
Diluted earnings per share                              $  0.58 $  0.36 $  0.27
                                                        ======= ======= =======

                            GALILEO TECHNOLOGY LTD.

 Recent Accounting Standards

   In June 1999, the Financial Accounting Standards Board ("FASB") issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-- Deferral of the Effective Date of FASB Statement No. 133." This Statement defers for one year the effective date of Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). The rule will now apply for years beginning after June 15, 2000. Because of the Company's minimal use of derivatives, the Company does not anticipate that the adoption of SFAS 133 will have a significant effect on the Company's consolidated results of operations or financial position.

   In December 1999, the SEC issued SAB No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 summarizes certain areas of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company believes that its current revenue recognition policies comply with SAB 101.

2. Available-for-Sale-Securities

   The fair value and the amortized cost of available-for-sale securities at December 31, 1999 and 1998 are presented in the following tables (in thousands):

                                              December 31, 1999
                                  -----------------------------------------
                                            Unrealized Unrealized Estimated
                                  Amortized  Holding    Holding     Fair
                                    Cost      Gains      Losses     Value
                                  --------- ---------- ---------- ---------
Corporate debt securities         $ 35,854    $ --       $(285)   $ 35,569
Debt securities of states of the
 United States and political
 subdivisions of the states         23,342      --         (79)     23,263
Israel government securities        24,700      328        (88)     24,940
                                  --------    -----      -----    --------
                                  $ 83,896    $ 328      $(452)   $ 83,772
                                  ========    =====      =====    ========
Reported as:
  Cash equivalents                $ 20,767    $ --       $ --     $ 20,767
  Short-term investments            63,129      328       (452)     63,005
                                  --------    -----      -----    --------
                                  $ 83,896    $ 328      $(452)   $ 83,772
                                  ========    =====      =====    ========
                                              December 31, 1998
                                  -----------------------------------------
                                            Unrealized Unrealized Estimated
                                  Amortized  Holding    Holding     Fair
                                    Cost      Gains      Losses     Value
                                  --------- ---------- ---------- ---------
Corporate debt securities         $ 37,907    $  83      $  (8)   $ 37,982
Debt securities of states of the
 United States and political
 subdivisions of the states         15,524       34        --       15,558
Israel government securities        11,942       88        (42)     11,988
                                  --------    -----      -----    --------
                                  $ 65,373    $ 205      $ (50)   $ 65,528
                                  ========    =====      =====    ========
Reported as:
  Cash equivalents                $ 24,690    $ --       $ --     $ 24,690
  Short-term investments            40,683      205        (50)     40,838
                                  --------    -----      -----    --------
                                  $ 65,373    $ 205      $ (50)   $ 65,528
                                  ========    =====      =====    ========

   The contractual maturities of available-for-sales debt securities classified as short-term investments at December 31, 1999 are as follows (in thousands):

                                                Amortized  Fair
                                                  Cost     Value
                                                --------- -------
      Due in one year or less                   $ 22,129  $22,049
      Due after one year through three years      20,446   20,179
      Due after three years through five years    20,554   20,777
                                                --------  -------
                                                $ 63,129  $63,005
                                                ========  =======

   Proceeds from the sale of available-for-sale securities were approximately $4,974,000 and $1,934,000 for 1999 and 1998. The Company realized a net gain of approximately $59,000 and $11,000 from the sale of available-for-sale securities for 1999 and 1998. The Company had no sales of available-for-sale securities in 1997.

3. Property and Equipment

   Property and equipment consists of the following (in thousands):

                                      December 31,
                                     ----------------
                                      1999     1998
                                     -------  -------
      Computer equipment             $12,035  $ 5,728
      Furniture, fixtures and other    3,223    2,095
                                     -------  -------
                                      15,258    7,823
      Accumulated depreciation        (5,870)  (3,007)
                                     -------  -------
                                     $ 9,388  $ 4,816
                                     =======  =======

4. Long-Term Debt

   The Company had no outstanding long-term debt as of December 31, 1999. As of December 31, 1998, the Company had $134,000 of long-term debt. The fair market value of the Company's long-term debt approximated the carrying value. The fair value was estimated using a discounted cash flow analysis, based on the Company's incremental borrowing rate for similar types of borrowing arrangements.

5. Accrued and Other Current Liabilities

   Accrued and other current liabilities consists of the following (in thousands):

                                         December 31,
                                        --------------
                                         1999    1998
                                        ------- ------
      Compensation and benefits         $ 3,415 $2,710
      Income and other tax authorities    3,120    901
      Other                               2,434  2,467
                                        ------- ------
                                        $ 8,969 $6,078
                                        ======= ======

6. Accrued Severance Liabilities

   The Company's liability for severance pay pursuant to Israeli law is fully provided for through insurance contracts and by accrual. The net accrued severance pay liability reported in the balance sheet reflects the following (in thousands):

                                                    December
                                                       31,
                                                   -----------
                                                    1999  1998
                                                   ------ ----
      Accrued severance pay                        $1,431 $832
      Less amount funded                              931  549
                                                   ------ ----
      Unfunded portion, net accrued severance pay  $  500 $283
                                                   ====== ====

   Severance expenses for 1999, 1998 and 1997 amounted to approximately $599,000, $324,000 and $257,000, respectively.

7. Commitments

 Lease Commitments

   The Company leases its facilities and other equipment under operating lease agreements which expire through 2025. Aggregate future minimum annual payments under noncancelable operating leases as of December 31, 1999 were as follows (in thousands):

           2000        $   656
           2001            455
           2002            256
           2003            149
           2004             96
           Thereafter    2,016
                       -------
                       $ 3,628
                       =======

   Total rent expense for 1999, 1998 and 1997 was $657,000, $384,000 and
$297,000, respectively.

8. Shareholders' Equity

 Initial Public Offering

   In July 1997, the Company completed an initial public offering of 6,900,000 ordinary shares at a price of $8.50 per share. Net proceeds from the initial public offering were approximately $53.0 million. Warrants to purchase 225,000 Series B convertible preferred shares were exercised prior to the initial public offering resulting in net proceeds to the Company of $1,050,000. Concurrent with the initial public offering, each of the 860,593 shares of Series B convertible preferred shares and each of the 600,000 shares of Series D convertible preferred shares outstanding were converted into 8,763,558 shares of the Company's ordinary shares. Net proceeds of the initial public offering were approximately $53.0 million.

 Share Repurchase Program

   In June 1998, the Company's wholly-owned subsidiary, GTI, commenced a program to buy an aggregate of up to five percent of the ordinary shares of the Company. During 1998, GTI acquired 455,200 ordinary shares for an aggregate purchase price of $2,203,000. No additional ordinary shares were repurchased during 1999. Such repurchased ordinary shares were accounted for as treasury shares and resulted in a reduction of shareholders' equity. When treasury shares were reissued, the Company used a last-in, first-out method and the excess of the repurchase cost over the reissuance price was treated as a reduction of retained earnings. As of December 31, 1999, all of the Company's treasury shares have been reissued.

 Options and Share Purchase Rights

   In 1993, the Company issued 3,000,000 ordinary shares to an independent trustee (the "Trust Arrangement"). The shares under the Trust Arrangement are restricted for use under individual share purchase agreements and share options to employees and consultants. No purchase rights or options have been granted subsequent to 1997. The shares under the Trust Arrangement cannot be returned to the Company, have voting and dividend rights, and are considered issued and outstanding. The shares remain in trust until paid for pursuant to the exercise of a purchase right or option grant.

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

   In August 1998, the Company's shareholders approved the Galileo Technology Ltd. 1998 Nonemployee Directors' Stock Option Plan (the "Directors Plan") under which the Company is authorized to issue options to purchase ordinary shares to its nonemployee directors. Options granted under the Directors Plan expire ten years from the date of grant and are subject to earlier termination if the optionee ceases to be a director of the Company. ordinary shares subject to outstanding options that expire or terminate prior to exercise will be available for future issuance under the Directors Plan. The Directors Plan will terminate in June 2008.

   During 1998, the Company adopted two separate Option Exchange Programs to allow employees to exchange their out-of-the-money options for new options with an exercise price equal to the fair value of the Company's ordinary shares on the date of the exchange. The first program resulted in a total of approximately 1,328,000 options with a weighted average exercise price of $14.57 being exchanged for new options with an exercise price of $6.50. The second, subsequent program resulted in a total of approximately 2,374,000 options with a weighted average exercise price of $8.40 being exchanged for new options with an exercise price of $3.50. The new options will continue to vest in accordance with the original options' vesting schedules and cannot be exercised prior to one year from the date of the exchange. These programs are reflected in the following table as cancellations and grants.

   As of December 31, 1999, 15,557,436 ordinary shares have been authorized for issuance pursuant to options and purchase rights under the above terms. Of these shares, 1,019,136 shares were available for future grant. The Board of Directors has appointed officers of the Company to determine the allocation of the shares between the plans.

   As of December 31, 1999, 200,000 ordinary shares have been authorized for issuance under the Directors Plan. Of these shares, 75,000 shares were available for future grant.

   A summary of option and purchase right activity is as follows:

                                 Activity                  Outstanding
                          -----------------------  -----------------------------
                                                               Weighted Average
                            Share        Trust     Number of   Purchase/Exercise
                           Options    Arrangement    Shares          Price
                          ----------  -----------  ----------  -----------------
Balance, January 1, 1997   1,111,200   3,446,262    4,557,462       $ 0.068
Grant of purchase rights
 or options                2,148,222      82,278    2,230,500       $ 8.755
Exercise of purchase
 rights or options          (229,102)   (460,492)    (689,594)      $ 0.046
Forfeited and cancelled      (57,000)        --       (57,000)      $ 2.523
                          ----------  ----------   ----------
Balance, December 31,
 1997                      2,973,320   3,068,048    6,041,368       $ 3.255
Grant of options           6,413,302         --     6,413,302       $ 6.034
Exercise of purchase
 rights or options          (563,724)   (877,830)  (1,441,554)      $ 1.218
Forfeited and cancelled   (3,783,028)        --    (3,783,028)      $10.540
                          ----------  ----------   ----------
Balance, December 31,
 1998                      5,039,870   2,190,218    7,230,088       $ 2.435
Grant of options           3,163,113         --     3,163,113       $17.542
Exercise of purchase
 rights or options        (1,259,697) (1,144,897)  (2,404,594)      $ 2.553
Forfeited and cancelled     (391,813)        --      (391,813)      $ 3.807
                          ----------  ----------   ----------
Balance, December 31,
 1999                      6,551,473   1,045,321    7,596,794       $ 8.797
                          ==========  ==========   ==========       =======
Exercisable at:
  December 31, 1999                                 2,124,238       $ 3.099
                                                   ==========       =======
  December 31, 1998                                 1,880,954       $ 0.270
                                                   ==========       =======
  December 31, 1997                                 2,114,636       $ 0.068
                                                   ==========       =======

   The options and purchase rights outstanding at December 31, 1999 have been segregated into ranges of exercise prices as follows:

                                      Outstanding                                Exercisable
                  --------------------------------------------------- ----------------------------------
                     Number of     Weighted-Average Weighted-Average      Number of
Range of          Options/Purchase    Remaining     Purchase/Exercise Options/ Purchase Weighted-Average
Exercise Prices        Rights      Contractual Life       Price            Rights        Exercise Price
---------------   ---------------- ---------------- ----------------- ----------------- ----------------
$ 0.001--$ 2.500     1,447,236           6.7             $ 0.358            801,825         $ 0.230
$ 3.500              1,978,936           8.1             $ 3.500            830,921         $ 3.500
$ 4.125--$ 9.688     1,520,591           8.8             $ 6.209            438,943         $ 6.574
$10.250--$20.500     1,035,070           9.4             $13.941             52,549         $11.500
$21.063--$29.063     1,614,961           9.7             $21.996                --          $   --
                     ---------                                            ---------
$ 0.001--$29.063     7,596,794           8.8             $ 8.797          2,124,238         $ 3.099
                     =========           ===             =======          =========         =======

   The weighted average fair value of purchase rights and options granted during 1999, 1998 and 1997 was $12.37, $3.30 and $4.58, respectively. In 1997, the Company granted 797,400 purchase rights or options at below deemed fair value with a weighted average exercise price of $1.15 and a weighted average fair value of $2.20. Deferred compensation of approximately $1,086,000 was recorded in connection with these grants.

 Pro forma Disclosures

   Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company had accounted for its employee share options granted subsequent to December 31, 1994 under the fair value method of that statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model using a graded vesting approach with the following assumptions for 1999, 1998 and 1997: risk-free interest rates of 5% to 6.25%; no dividend yield; weighted-average expected term of the option of approximately three years for options granted in 1999 and 1998, respectively and approximately four years for options granted in 1997; and volatility of 0.83, 0.85 and 0.71, respectively.

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

   For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands, except for per share information):

                                                   Year ended December 31,
                                                   -----------------------
                                                    1999    1998    1997
                                                   ------- ------- -------
Net income as reported                             $26,109 $15,450 $10,336
Pro forma net income                               $11,995 $ 9,907 $ 8,291
Pro forma earnings per share:
  Basic                                            $  0.29 $  0.24 $  0.26
  Diluted                                          $  0.28 $  0.24 $  0.22
Shares used in calculating pro forma earnings per
 share:
  Basic                                             41,233  40,698  31,896
  Diluted                                           43,565  41,528  37,728

 Employee Stock Purchase Plan

   On January 6, 1998, the shareholder's approved the Galileo Technology Ltd. 1997 Employee Stock Purchase Plan (the "ESPP"). The ESPP permits eligible employees to purchase shares at a price equal to 85% of the lower of the fair market value at the beginning or end of each offering period. As of December 31, 1999, a total of 103,043 shares have been reserved for further issuance under the ESPP. During 1999 and 1998, respectively, there were 83,189 and 56,388 shares issued under the ESPP. The number of shares reserved for issuance under the ESPP automatically increases by 105 percent of the number of shares purchased under the ESPP in the previous calendar year. The increase is effected each year on January 1.

 Ordinary Shares Reserved for Future Issuance

   As of December 31, 1999, approximately 7,748,652 ordinary shares are reserved for future issuance under the Company's share option plans and the ESPP.

9. Nonqualified Deferred Compensation Plan

   During 1998, the Company adopted a nonqualified deferred compensation plan. This plan allows officers and certain other employees of the Company to defer all or part of their compensation, to be paid to the participants or their designated beneficiaries upon retirement, death or separation from the Company. The amount of compensation deferred and related investment earnings are held in an irrevocable rabbi trust and is included in other assets in the Company's balance sheet. The offsetting liability is included in other liabilities reflecting the amounts due employees.

10. Income Taxes

   The tax provision consists of the following (in thousands):

                            Year ended
                           December 31,
                       ----------------------
                        1999    1998    1997
                       ------- -------  -----
      Current:
        United States  $   924 $ 1,140  $ 800
        Israel             --      --     --
                       ------- -------  -----
                           924   1,140    800
      Deferred:
        United States      456    (380)  (642)
        Israel             --      --     --
                       ------- -------  -----
                           456    (380)  (642)
                       ======= =======  =====
                       $ 1,380 $   760  $ 158
                       ======= =======  =====

   Tax benefits resulting from the exercise of nonqualified share options and the disqualifying dispositions of shares acquired under the Company's employee share option plans reduced United States taxes currently payable as shown above by approximately $698,000, $738,000 and $132,000 for 1999, 1998 and 1997
respectively. Such benefit was credited to shareholders' equity.

   The Company has been granted "Approved Enterprise" status by the Israeli Government under the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"). The Approved Enterprise status will allow the Company a tax holiday on undistributed Israeli income. The benefits under these investment plans are scheduled to fully expire in 2006.

   In the event of distribution of cash dividends from income which is tax exempt due to the above, the Company would have to pay tax at the rate of 20% on an amount equal to the amount distributed. The Company currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business. The tax exempt income attributable to the Approved Enterprise can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. All of the Company's retained earnings are attributable to the Company's "approved enterprises" and are not available for distribution without the payment of tax. Should all of the earnings be distributed, the Company would be required to pay $10.7 million in taxes.

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

   Israeli taxable income not eligible for "Approved Enterprise" benefits mentioned above is taxed at the regular corporate tax rate of 36% in 1999, 1998 and 1997.

   Pretax income from foreign (U.S.) operations was $1,659,000 in 1999, $1,103,000 in 1998 and $550,000 in 1997.

   A reconciliation between the Company's effective tax rate and the Israeli statutory rate is as follows (in thousands):

                                                Year ended December 31,
                                                -------------------------
                                                 1999     1998     1997
                                                -------  -------  -------
      Income before provision for income taxes  $27,489  $16,210  $10,494
      Statutory Israeli rate                         36%      36%      36%
      Expected tax (benefit)                    $ 9,896  $ 5,836  $ 3,778
      "Approved Enterprise" benefit              (9,896)  (5,836)  (3,778)
      United States tax on foreign (U.S.)
       operations, net                            1,380      760      158
                                                -------  -------  -------
                                                $ 1,380  $   760  $   158
                                                =======  =======  =======

   The per share basic and diluted benefit of the Israeli "Approved Enterprise" benefit is $0.24 and $0.22, respectively, for 1999, $0.14 for 1998, and $0.12 and $0.10, respectively, for 1997.

   Significant components of the Company's deferred tax assets are as follows (in thousands):

                                                             December
                                                                31,
                                                            ------------
                                                            1999   1998
                                                            ----  ------
      Deferred tax assets:
        Certain accrued expenses and reserves that are not
         currently
         deductible for income tax purposes                 $506  $  731
        Compensation expense not currently deductible         70     394
        Other, net                                            (9)    (46)
                                                            ----  ------
      Total deferred assets                                  567   1,079
      Valuation allowance                                    --      (56)
                                                            ----  ------
      Net deferred tax assets                               $567  $1,023
                                                            ====  ======

   The valuation allowance decreased by $94,000 and $100,000 during 1998 and 1997, respectively.

11. Geographic Information and Major Customers

   The Company and its subsidiaries operate in one segment, principally the definition, development and marketing of semiconductor devices for the data communication market. Operations in Israel include research and development and production contracting. Operations in the U.S. include marketing and sales. The following is a summary of operations within geographic areas (in thousands). Revenue is attributed to the geographic area in which the sale originates. Long-lived assets primarily represent property and equipment, net.

                                          Year ended December 31,
                                         -------------------------
                                          1999     1998     1997
                                         ------- -------- --------
      Revenues from external customers:
        United States                    $79,654 $ 51,589 $ 36,505
        Israel                                63       54      --
                                         ------- -------- --------
                                         $79,717 $ 51,643 $ 36,505
                                         ======= ======== ========
      Long-lived assets:
        United States                    $   602 $    543
        Israel                             9,091    4,773
                                         ------- --------
                                         $ 9,693 $  5,316
                                         ======= ========

12. Subsequent Events

   On February 29, 2000, the Company announced that it expects to record non-recurring charges of approximately $2.5 million in the quarter ended March 31, 2000. These charges will reflect increased inventory reserve requirements and the write off of investments and intellectual property for discontinued projects that no longer fit with the Company's business strategies.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                                         Additions
                                    -------------------
                         Balance at Charged to Charged               Balance at
                         Beginning  Costs and  to Other                End of
      Description        of Period   Expenses  Accounts Deductions     Period
      -----------        ---------- ---------- -------- ----------   ----------
Year ended December 31,
 1999:
Product return reserve     $  766     $  200    $ --      $(438)(2)    $  528
Accrued warranty costs        307         60      --        --            367
Allowance for doubtful
 accounts                     207        --       --         (4)(1)       203
                           ------     ------    -----     -----        ------
Total                      $1,280     $  260    $ --      $(442)       $1,098
                           ======     ======    =====     =====        ======

Year ended December 31,
 1998:
Product return reserve     $  770     $  200    $ --      $(204)(2)    $  766
Accrued warranty costs        232         75      --        --            307
Allowance for doubtful
 accounts                     177         50      --        (20)(1)       207
                           ------     ------    -----     -----        ------
Total                      $1,179     $  325    $ --      $(224)       $1,280
                           ======     ======    =====     =====        ======

Year ended December 31,
 1997:
Product return reserve     $   75     $  695    $ --      $ --         $  770
Accrued warranty costs        --         232      --        --            232
Allowance for doubtful
 accounts                      18        159      --        --            177
                           ------     ------    -----     -----        ------
Total                      $   93     $1,086    $ --      $ --         $1,179
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

                                          Galileo Technology ltd.

                                                  /s/ Michael T. Tate
                                          By: _________________________________
                                                      Michael T. Tate,
                                                 Vice President of Finance

May 16, 2000